Exhibit 1. Credit ratings performance measurement statistics.
☒ Exhibit 1 is attached and made a part of this Form NRSRO. This exhibit consists of:

1. **Performance measurement statistics and related methodology information through the most recent calendar year-end for one, three and ten-year periods, and defaults relative to initial rating, for the following:**

   - Financial Institutions, Brokers, or Dealers
   - Insurance Companies
   - Corporate Issuers
   - Issuers of Asset-Backed Securities (RMBS, CMBS, CLO, CDO, ABCP, other ABS, other Structured Finance)
   - Sovereign Issuers
   - U.S. Public Finance
   - International Public Finance

2. **Credit rating definitions of the designations used to distinguish the creditworthiness of rated obligors, securities and money market instruments.**

   - Standard & Poor's Ratings Definitions (1 February 2016)
   - National and Regional Scale Credit Ratings (22 September 2014)
   - Standard & Poor's National and Regional Scale Mapping Tables (19 January 2016)

3. **History of Ratings Actions**

   In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the NRSRO makes and keeps publicly available on its internet website at www.standardandpoors.com in an interactive data file in XBRL format the ratings action information required to be retained pursuant to 17 CFR §240.17g-2(a)(8) for any credit rating initially determined by the NRSRO on or after June 26, 2007.

Standard and Poor's Ratings Performance for Exhibit 1 Form NRSRO

Table 1

Financial Institutions, Brokers, or Dealers Ratings 1 Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	4	100.00%																							
AA+	24	4.17%	91.67%																						4.17%
AA	20			80.00%	10.00%																				10.00%
AA-	71				95.77%	2.82%																			1.41%
A+	87				2.30%	64.37%	24.14%																		9.20%
A	156						83.97%	9.62%	3.85%																2.56%
A-	117				0.85%	0.85%		69.23%	21.37%	3.42%															4.27%
BBB+	128							5.47%	79.69%	7.81%	1.56%			1.56%											3.91%
BBB	107								9.35%	76.64%	6.54%														7.48%
BBB-	138								0.72%	6.52%	63.77%	20.29%	0.72%												7.97%
BB+	71										12.68%	61.97%	9.86%	4.23%											11.27%
BB	58									1.72%		8.62%	72.41%	12.07%											5.17%
BB-	77											2.60%	5.19%	72.73%	12.99%						1.30%				5.19%
B+	71									1.41%	1.41%			7.04%	64.79%	7.04%		1.41%	8.45%				4.23%		4.23%
B	83										1.20%				6.02%	62.65%	19.28%	1.20%	1.20%				1.20%		7.23%
B-	45															6.67%	80.00%		2.22%				2.22%		8.89%
CCC+	17																17.65%	41.18%	5.88%				23.53%		11.76%
CCC	3																		33.33%				66.67%		
CCC-	4																	25.00%		50.00%					25.00%
CC																									
C																									
Total	1281																								

Page 3

Table 2	Financial Institutions, Brokers, or Dealers Ratings 3 Year Transition and Default Rates (December 31, 2012 through December 31, 2015)																								
Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2012 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	8	62.50%	25.00%	12.50%																					
AA+	23		78.26%	17.39%																					4.35%
AA	13			76.92%	7.69%																				15.38%
AA-	69				81.16%	5.80%	2.90%																		10.14%
A+	98				5.10%	41.84%	29.59%	3.06%	5.10%																15.31%
A	138					0.72%	71.01%	11.59%	5.07%	2.90%															8.70%
A-	108					0.93%	10.19%	47.22%	24.07%	1.85%	1.85%														13.89%
BBB+	102			0.98%				16.67%	42.16%	12.75%	10.78%	0.98%													15.69%
BBB	137							3.65%	27.74%	35.04%	8.03%	11.68%		1.46%							0.73%				11.68%
BBB-	111								4.50%	10.81%	40.54%	18.02%	5.41%	3.60%											17.12%
BB+	48								2.08%	6.25%	20.83%	20.83%	14.58%	6.25%	2.08%	2.08%	2.08%								22.92%
BB	63									1.59%	4.76%	26.98%	33.33%	14.29%	4.76%	1.59%									12.70%
BB-	70									1.43%	2.86%	1.43%	12.86%	40.00%	14.29%	2.86%	2.86%						2.86%		18.57%
B+	52									1.92%		1.92%	1.92%	5.77%	42.31%	9.62%	7.69%	1.92%	1.92%						25.00%
B	54											1.85%		1.85%	5.56%	40.74%	22.22%	1.85%	1.85%				3.70%		20.37%
B-	49										2.04%					6.12%	42.86%	12.24%		4.08%			8.16%		24.49%
CCC+	3																33.33%								66.67%
CCC	9															11.11%			11.11%				44.44%		33.33%
CCC-	1																						100.00%		
CC	2																						50.00%		50.00%
C																									
Total	1158																								

Page 4

Table 3	Financial Institutions, Brokers, or Dealers Ratings 10 Year Transition and Default Rates (December 31, 2005 through December 31, 2015)																								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2005 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	28	7.14%	50.00%	7.14%		3.57%	3.57%	3.57%		3.57%															21.43%
AA+	17		35.29%	11.76%			11.76%				5.88%														35.29%
AA	48			8.33%	6.25%	6.25%	18.75%	8.33%	4.17%	6.25%					2.08%										39.58%
AA-	91	1.10%		1.10%	28.57%	12.09%	16.48%	5.49%	8.79%		2.20%												1.10%		23.08%
A+	96				4.17%	9.38%	18.75%	4.17%	10.42%	1.04%	6.25%	2.08%		2.08%		1.04%							1.04%		39.58%
A	123				8.13%	6.50%	19.51%	8.13%	4.88%	4.07%	4.88%	1.63%	0.81%										1.63%		39.84%
A-	128			0.78%		4.69%	14.84%	19.53%	7.81%	4.69%	2.34%	1.56%	2.34%	3.91%	0.78%								2.34%		34.38%
BBB+	106					0.94%	2.83%	12.26%	14.15%	9.43%	6.60%				1.89%								2.83%		49.06%
BBB	85				1.18%		1.18%	7.06%	15.29%	10.59%	5.88%	3.53%	1.18%	1.18%	2.35%						1.18%		4.71%		44.71%
BBB-	65							3.08%	12.31%	20.00%	12.31%						1.54%						7.69%		43.08%
BB+	39							2.56%	5.13%	5.13%	10.26%	2.56%	2.56%	2.56%	2.56%		5.13%						7.69%		53.85%
BB	41						2.44%			4.88%	7.32%	21.95%	4.88%		2.44%	4.88%	2.44%						9.76%		39.02%
BB-	51								1.96%	1.96%	3.92%	17.65%	11.76%	3.92%	1.96%								9.80%		47.06%
B+	34										2.94%	2.94%	2.94%	2.94%	5.88%		2.94%	2.94%					5.88%		70.59%
B	29									3.45%			3.45%	6.90%	3.45%	10.34%	3.45%						6.90%		62.07%
B-	25												4.00%	4.00%	4.00%	8.00%	16.00%						4.00%		60.00%
CCC+	6															16.67%	33.33%						16.67%		33.33%
CCC	5															20.00%									80.00%
CCC-																									
CC																									
C																									
Total	1017																								

Table 4

Insurance Companies Ratings 1 Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA																									
AA+	15		100.00%																						
AA	37			97.30%																					2.70%
AA-	79				88.61%	10.13%																			1.27%
A+	133				3.01%	85.71%	8.27%																		3.01%
A	147					11.56%	77.55%	8.16%	0.68%																2.04%
A-	146					0.68%	7.53%	84.93%	4.11%	0.68%															2.05%
BBB+	84							7.14%	73.81%	3.57%	2.38%														13.10%
BBB	54							1.85%	16.67%	70.37%	1.85%														9.26%
BBB-	39								2.56%	7.69%	64.10%	10.26%													15.38%
BB+	19										5.26%	57.89%	5.26%	10.53%											21.05%
BB	19											5.26%	73.68%	5.26%	5.26%										10.53%
BB-	12											16.67%	8.33%	58.33%											16.67%
B+	8														37.50%	25.00%							12.50%		25.00%
B	23															91.30%	4.35%								4.35%
B-	8														12.50%		25.00%								62.50%
CCC+	2																								100.00%
CCC																									
CCC-																									
CC																									
C																									
Total	825																								

Table 5

Insurance Companies Ratings 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA																									
AA+	20		75.00%	20.00%																					5.00%
AA	22			86.36%	4.55%																				9.09%
AA-	83			13.25%	69.88%	7.23%																			9.64%
A+	134				6.72%	71.64%	7.46%																		14.18%
A	106				0.94%	16.04%	67.92%	8.49%																	6.60%
A-	161					3.11%	22.98%	56.52%	6.83%		1.24%														9.32%
BBB+	82					2.44%	1.22%	28.05%	45.12%	3.66%															19.51%
BBB	62						3.23%	1.61%	20.97%	33.87%	8.06%	3.23%													29.03%
BBB-	45							2.22%	11.11%	31.11%	26.67%	4.44%		4.44%											20.00%
BB+	30								6.67%	3.33%	13.33%	20.00%	6.67%	6.67%	3.33%										40.00%
BB	16											12.50%	43.75%		6.25%										37.50%
BB-	10													40.00%	10.00%										50.00%
B+	9											11.11%	22.22%			55.56%							11.11%		
B	14											7.14%				57.14%									35.71%
B-	8							12.50%				25.00%				25.00%	12.50%								25.00%
CCC+	3														66.67%										33.33%
CCC																									
CCC-																									
CC	1																								100.00%
C																									
Total	806																								

Table 6

Insurance Companies Ratings 10 Year Transition and Default Rates

(December 31, 2005 through December 31, 2015)

Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2005 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	35		34.29%	22.86%	2.86%											2.86%							2.86%		34.29%
AA+	9		11.11%	22.22%	44.44%	11.11%																			11.11%
AA	62		1.61%	14.52%	22.58%	14.52%	6.45%	6.45%				4.84%											8.06%		20.97%
AA-	67			4.48%	14.93%	38.81%	7.46%	4.48%	2.99%		1.49%														25.37%
A+	91			8.79%	10.99%	27.47%	5.49%	9.89%	1.10%	2.20%															34.07%
A	107			0.93%	3.74%	10.28%	28.97%	17.76%	3.74%					0.93%	2.80%								1.87%		28.97%
A-	108			0.93%	2.78%	6.48%	25.93%	24.07%	6.48%	0.93%			0.93%										1.85%		29.63%
BBB+	66				1.52%	3.03%	19.70%	19.70%	16.67%	4.55%	3.03%														31.82%
BBB	52					1.92%	3.85%	9.62%	19.23%	9.62%	7.69%						1.92%								46.15%
BBB-	36							5.56%	11.11%	11.11%	13.89%												2.78%		55.56%
BB+	22						4.55%		4.55%	18.18%	9.09%	9.09%											4.55%		50.00%
BB	12									8.33%	8.33%	8.33%	8.33%		8.33%										58.33%
BB-	5											20.00%	20.00%												60.00%
B+	10										10.00%		10.00%			10.00%							10.00%		60.00%
B	8													12.50%		12.50%							12.50%		62.50%
B-	5																						20.00%		80.00%
CCC+																									
CCC	2																								100.00%
CCC-																									
CC																									
C																									
Total	697																								

Table 7

Corporate Issuers Ratings 1 Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	11	100.00%																							
AA+	5		80.00%		20.00%																				
AA	29		3.45%	79.31%	17.24%																				
AA-	61				90.16%	6.56%		1.64%																	1.64%
A+	95				12.63%	78.95%	3.16%																		5.26%
A	182					2.20%	79.12%	13.19%	2.75%																2.75%
A-	270						3.70%	84.81%	7.41%	1.85%															2.22%
BBB+	364							8.79%	77.47%	7.69%	1.10%	0.27%													4.67%
BBB	478							2.09%	4.18%	81.80%	6.69%	0.84%	0.42%												3.97%
BBB-	404			0.25%					0.99%	6.93%	72.28%	9.41%	0.99%	0.99%											8.17%
BB+	296									1.01%	8.78%	67.23%	11.82%	1.35%	1.35%	1.01%		0.34%							7.09%
BB	315									0.32%	0.95%	10.48%	68.89%	8.89%	2.22%								0.32%		7.94%
BB-	371									0.27%		0.54%	8.09%	62.53%	11.32%	3.77%	1.08%			0.27%			0.27%		11.86%
B+	499											0.40%	1.40%	9.82%	59.32%	11.02%	1.60%	1.60%	0.40%	0.20%	0.20%		1.20%		12.83%
B	929													0.86%	5.49%	64.69%	9.26%	1.61%	0.43%	0.32%	0.22%		2.15%		14.96%
B-	346													0.58%	0.87%	7.80%	60.40%	9.83%	2.89%	0.58%			4.62%		12.43%
CCC+	84																4.76%	48.81%	8.33%	2.38%			20.24%		15.48%
CCC	29																	10.34%	24.14%	3.45%			31.03%		31.03%
CCC-	26																11.54%	7.69%		30.77%	7.69%		26.92%		15.38%
CC	6																						83.33%		16.67%
C																									
Total	4800																								

Table 8	Corporate Issuers Ratings 3 Year Transition and Default Rates (December 31, 2012 through December 31, 2015)																								
Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2012 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	13	84.62%	7.69%	7.69%																					
AA+	5		60.00%	20.00%	20.00%																				
AA	23			69.57%	26.09%																				4.35%
AA-	54			9.26%	77.78%	9.26%	1.85%	1.85%																	
A+	96				18.75%	57.29%	8.33%	4.17%	1.04%																10.42%
A	165					10.30%	58.79%	20.61%	3.64%	0.61%															6.06%
A-	259					0.77%	14.29%	54.05%	14.29%	5.79%	1.16%	0.77%													8.88%
BBB+	317						0.95%	22.71%	51.10%	13.56%	3.47%	0.63%				0.32%									7.26%
BBB	424							3.77%	14.15%	58.73%	9.67%	3.07%	1.65%	0.24%	0.24%										8.49%
BBB-	367								6.54%	21.80%	46.32%	8.45%	0.82%	1.36%	0.54%	0.27%									13.90%
BB+	237			0.42%				0.84%	2.53%	3.38%	18.57%	38.40%	14.35%	2.53%	2.11%	0.84%							0.42%		15.61%
BB	275									0.36%	5.09%	18.91%	36.73%	12.73%	3.64%	1.45%	0.73%	0.36%					0.36%		19.64%
BB-	301									0.33%	1.33%	6.64%	20.93%	26.58%	9.97%	5.32%	1.33%	2.33%		1.00%			1.66%		22.59%
B+	462									0.22%	1.08%	1.30%	4.33%	15.58%	21.43%	14.07%	3.90%	0.87%	0.65%	0.22%	0.22%		4.11%		32.03%
B	659											0.61%	0.76%	2.73%	10.02%	30.35%	12.29%	3.79%	1.06%	0.30%			5.16%		32.93%
B-	287											0.35%	0.35%	1.74%	7.32%	9.41%	19.16%	6.97%	2.44%	1.74%	0.35%		13.94%		36.24%
CCC+	62														1.61%	1.61%	8.06%	12.90%	1.61%	1.61%			29.03%		43.55%
CCC	44														4.55%	2.27%	4.55%	2.27%	2.27%	2.27%			50.00%		31.82%
CCC-	17																	5.88%		5.88%			47.06%		41.18%
CC	10																			10.00%			80.00%		10.00%
C																									
Total	4077																								

Table 9

Corporate Issuers Ratings 10 Year Transition and Default Rates

(December 31, 2005 through December 31, 2015)

Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2005 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	19	31.58%	10.53%	26.32%	10.53%	5.26%																			15.79%
AA+	15		6.67%		33.33%	6.67%	26.67%	6.67%				6.67%													13.33%
AA	44		2.27%	18.18%	25.00%	15.91%	4.55%	2.27%	2.27%																29.55%
AA-	71	2.82%		4.23%	19.72%	19.72%	5.63%	7.04%	2.82%	2.82%				1.41%											33.80%
A+	131			1.53%	6.87%	12.98%	13.74%	16.03%	6.87%	7.63%	0.76%	1.53%			0.76%										31.30%
A	229				2.62%	3.49%	15.28%	23.58%	8.30%	4.80%	2.62%	2.18%	0.44%		1.75%		0.44%						0.44%		34.06%
A-	296				3.04%	3.72%	8.78%	17.57%	17.23%	11.15%	4.39%	0.68%	0.68%	0.68%									0.34%		31.76%
BBB+	352					0.85%	4.55%	12.50%	19.60%	17.33%	8.52%	1.14%	1.42%	0.28%	0.85%			0.28%		0.28%			0.85%		31.53%
BBB	404					0.50%	2.97%	8.17%	12.38%	21.78%	11.14%	3.47%	1.73%	0.50%	0.50%	0.25%							0.74%		35.89%
BBB-	283					0.35%		3.18%	7.42%	18.73%	10.95%	3.89%	3.18%	2.12%	3.18%	0.35%	0.35%						3.18%		43.11%
BB+	198						2.02%	1.52%	2.53%	7.07%	13.13%	8.59%	4.55%	3.03%	2.02%	1.01%	0.51%	1.52%					4.55%		47.98%
BB	279							0.36%	3.23%	3.58%	5.38%	7.53%	6.81%	6.09%	3.58%	3.58%	1.43%						11.47%		46.95%
BB-	343				0.29%	0.58%				1.17%	5.25%	7.87%	7.00%	7.29%	4.08%	2.62%	1.75%	1.17%					10.20%		50.73%
B+	499								0.60%	0.40%	1.80%	3.41%	2.61%	4.41%	3.61%	6.21%	2.61%	1.00%					18.04%		55.31%
B	331								0.30%	0.30%	0.60%	0.91%	0.60%	2.11%	4.23%	8.46%	2.42%	1.21%			0.30%		25.68%		52.87%
B-	161								0.62%			1.24%	2.48%		1.86%	1.86%	1.86%		0.62%	0.62%			27.33%		61.49%
CCC+	61											1.64%				3.28%	6.56%			1.64%			44.26%		42.62%
CCC	20											5.00%	5.00%										40.00%		50.00%
CCC-	5																						80.00%		20.00%
CC	5														20.00%								80.00%		
C	1																						100.00%		
Total	3747																								

Page 11

Table 10	Issuers of Asset-Backed Securities - Residential Mortgage-Backed Securities Issues Ratings 1 Year Transition and Default Rates (December 31, 2014 through December 31, 2015)																								
Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2014 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	3608	86.70%	0.97%	0.19%	0.25%	0.50%	0.06%	0.17%	0.19%			0.08%				0.08%			0.06%					10.62%	0.14%
AA+	2423	4.17%	79.28%	1.57%	1.61%	1.90%	0.37%	0.45%	0.99%	0.17%	0.08%	0.37%	0.04%	0.04%	0.12%				0.12%				0.08%	6.19%	2.43%
AA	1033	2.32%	2.71%	77.83%	1.06%	1.16%	0.19%	1.65%	0.87%	0.10%	0.19%	0.19%		0.10%					1.26%				0.58%	9.39%	0.39%
AA-	347	1.73%	0.29%	1.73%	76.08%	1.73%	1.15%	2.31%	2.02%	0.58%		0.29%							0.29%					11.24%	0.58%
A+	2140	1.12%	4.77%	4.25%	1.64%	69.81%	2.99%	3.36%	3.04%	1.17%	0.37%	1.12%	0.14%	0.05%	0.28%		0.14%		0.33%				0.19%	4.63%	0.61%
A	1218	0.33%	0.25%	1.48%	0.41%	0.74%	59.36%	26.68%	1.56%	0.74%	0.16%	0.66%	0.25%		0.16%	0.16%			0.41%				0.08%	5.83%	0.74%
A-	252	0.40%	0.79%	0.79%	1.59%	5.56%	3.17%	65.08%	5.95%	6.35%		1.19%	0.79%	0.40%	0.40%									5.95%	1.59%
BBB+	1416	0.35%	1.06%	1.34%	0.49%	7.34%	4.94%	0.42%	63.42%	3.46%	2.19%	5.72%	0.56%	0.21%	0.64%	0.64%	0.35%		0.99%				0.14%	5.08%	0.64%
BBB	1024	0.20%	0.49%	0.20%	0.59%	1.27%	3.22%	1.46%	1.95%	73.83%	2.73%	2.93%	1.76%	0.29%	0.59%	0.78%	0.68%		0.88%					5.76%	0.39%
BBB-	452		0.66%			2.88%	3.54%	2.21%	1.99%	1.77%	61.73%	10.84%	1.55%	1.77%	2.43%	2.43%	2.21%		0.88%				0.22%	2.21%	0.66%
BB+	1158		0.17%	0.09%	0.09%	1.73%	1.04%	0.09%	3.89%	1.81%	1.38%	68.83%	2.50%	2.42%	2.33%	1.38%	4.06%		3.11%				1.04%	3.11%	0.95%
BB	708		0.14%	0.28%	0.14%	0.99%	0.56%	0.28%	2.82%	2.54%	1.41%	2.12%	63.42%	3.53%	3.39%	4.10%	3.25%		3.81%				0.14%	5.08%	1.98%
BB-	399			0.25%		0.25%	0.25%	0.25%	1.25%	1.00%	1.75%	1.50%	1.00%	64.91%	5.76%	4.26%	7.02%		4.76%				0.50%	5.26%	
B+	528			1.89%		0.19%			2.27%	1.33%	0.57%	2.46%	1.89%	0.76%	63.45%	2.65%	10.42%		7.01%				1.14%	2.65%	1.33%
B	824		0.12%			0.36%	0.49%		0.73%	0.85%	0.36%	2.31%	2.91%	0.97%	0.49%	68.81%	7.77%		8.62%				0.61%	3.28%	1.33%
B-	1467					0.14%	0.07%		0.27%	0.41%	0.20%	1.09%	1.70%	0.82%	1.64%	1.16%	70.14%	0.41%	16.22%				0.82%	3.61%	1.30%
CCC+	11																	81.82%	9.09%	9.09%					
CCC	8676					0.02%	0.03%		0.02%	0.07%		0.10%	0.27%	0.03%	0.10%	0.54%	0.56%		83.62%	0.02%	3.93%		8.54%	1.22%	0.90%
CCC-	11																			100.00%					
CC	3076															0.03%	0.16%		11.70%		56.92%		28.02%	1.95%	1.20%
C																									
Total	30771																								

Table 11	Issuers of Asset-Backed Securities - Residential Mortgage-Backed Securities Issues Ratings 3 Year Transition and Default Rates (December 31, 2012 through December 31, 2015)																								
Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2012 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	5442	35.19%	8.77%	2.59%	0.64%	5.24%	0.77%	0.48%	2.44%	0.77%	0.55%	2.28%	0.83%	0.46%	0.70%	0.59%	0.90%		0.92%				0.26%	28.96%	6.67%
AA+	2814	3.59%	51.00%	2.67%	3.66%	3.20%	1.42%	0.57%	2.13%	0.43%	0.36%	1.85%	0.32%	0.25%	0.46%	0.28%	0.60%		1.60%				0.25%	19.65%	5.72%
AA	957	3.76%	2.61%	37.83%	0.63%	4.81%	3.03%	0.63%	3.13%	1.36%	0.63%	2.82%	0.42%	0.52%	0.52%	1.25%	2.19%		5.02%				0.31%	22.99%	5.54%
AA-	766	1.96%	1.96%	22.98%	18.80%	10.31%	3.79%	3.79%	1.31%	1.31%	0.78%	1.57%	0.65%	0.91%	0.26%	0.26%	1.17%		1.83%		0.52%		1.17%	21.28%	3.39%
A+	2406	1.21%	4.24%	3.70%	1.12%	41.27%	3.08%	13.38%	4.11%	2.91%	1.66%	3.62%	0.79%	0.29%	0.67%	0.62%	0.67%		1.12%				0.42%	14.34%	0.79%
A	1134	0.79%	1.15%	3.17%	0.44%	2.65%	41.71%	7.05%	3.09%	2.56%	1.32%	3.44%	1.15%	0.35%	0.35%	0.53%	1.32%		4.06%				0.26%	19.40%	5.20%
A-	365	1.10%	1.10%	0.82%	0.82%	6.30%	11.23%	25.21%	7.40%	6.85%	1.64%	6.30%	3.01%	1.64%	0.82%	2.19%	1.92%		4.93%				1.10%	12.05%	3.56%
BBB+	1612	0.37%	0.99%	1.05%	0.62%	6.45%	4.03%	0.50%	36.91%	4.16%	4.03%	7.88%	1.67%	1.67%	2.30%	2.30%	2.36%		3.91%				0.68%	16.13%	1.99%
BBB	1219	0.16%	0.66%	1.07%	0.41%	1.97%	3.45%	1.31%	3.12%	42.82%	1.23%	6.23%	2.21%	1.48%	1.97%	1.64%	4.59%		6.15%		0.08%		1.23%	15.67%	2.54%
BBB-	565		0.53%	0.18%	0.18%	2.30%	3.19%	2.12%	2.83%	2.12%	26.73%	11.33%	3.72%	3.54%	2.83%	2.83%	8.32%		10.27%		0.18%		0.53%	14.69%	1.59%
BB+	991	0.10%	0.10%	0.30%	0.20%	1.82%	1.21%	0.10%	5.15%	2.32%	1.31%	33.00%	3.43%	4.34%	5.65%	3.33%	9.79%		10.19%		0.10%		2.02%	13.82%	1.72%
BB	830		0.36%	0.72%	0.12%	1.57%	1.69%	0.36%	2.89%	3.13%	2.17%	2.65%	31.20%	2.41%	4.70%	4.34%	9.28%	0.12%	11.93%		0.12%		1.93%	15.06%	3.25%
BB-	446			0.22%		0.22%	0.22%	0.22%	1.57%	0.45%	1.12%	3.59%	1.79%	30.04%	6.28%	5.38%	14.35%	0.22%	17.26%	0.67%	0.22%		0.90%	13.90%	1.35%
B+	468			1.92%		0.43%			3.42%	1.28%	0.64%	2.56%	1.71%	0.85%	31.41%	2.99%	16.88%	0.21%	19.66%				6.20%	8.33%	1.50%
B	943	0.21%	0.21%			0.53%	0.74%	0.11%	1.06%	0.85%	0.32%	3.08%	2.97%	1.27%	0.85%	40.30%	9.76%	0.32%	21.63%		0.11%		2.55%	10.07%	3.08%
B-	1541					0.06%	0.06%	0.06%	0.32%	0.45%	0.13%	1.69%	1.82%	0.97%	1.82%	1.49%	36.79%	0.58%	39.65%	0.19%	0.58%		3.44%	8.18%	1.69%
CCC+	1																			100.00%					
CCC	8925					0.04%	0.03%		0.06%	0.07%	0.02%	0.13%	0.24%	0.03%	0.16%	0.58%	0.66%		67.29%	0.04%	4.25%		21.97%	3.35%	1.06%
CCC-	12																			25.00%	8.33%		41.67%	25.00%	
CC	7511								0.01%			0.03%			0.07%	0.04%	0.17%		6.23%		22.54%		66.20%	3.32%	1.40%
C																									
Total	38948																								

Table 12	Issuers of Asset-Backed Securities - Residential Mortgage-Backed Securities Issues Ratings 10 Year Transition and Default Rates (December 31, 2005 through December 31, 2015)																								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2005 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	30694	2.23%	5.78%	0.97%	0.47%	4.31%	0.82%	0.56%	2.65%	1.03%	0.67%	1.72%	0.78%	0.55%	0.84%	0.96%	1.47%		5.68%		1.22%		9.44%	33.60%	24.25%
AA+	1550	2.06%	5.23%	0.71%	0.26%	2.90%	0.97%	0.45%	2.26%	0.39%	1.42%	5.16%	1.48%	1.10%	1.55%	1.74%	6.26%		16.32%		2.00%		20.45%	20.13%	7.16%
AA	4045	1.09%	0.91%	2.13%	0.30%	1.88%	0.59%	1.43%	1.78%	0.59%	0.52%	3.93%	1.29%	0.91%	1.09%	1.66%	4.47%		20.15%		3.46%		26.21%	18.67%	6.95%
AA-	944	0.42%	0.64%	0.42%	2.65%	2.65%	0.74%	0.11%	1.69%	0.32%	0.64%	2.65%	0.95%	0.95%	0.95%	1.59%	3.28%		19.92%		4.03%		29.77%	18.64%	6.99%
A+	1096	0.18%	0.36%	0.18%	0.27%	1.64%	0.36%	0.46%	1.09%	0.55%	0.09%	2.19%	0.82%	0.82%	1.00%	1.19%	3.28%		23.54%		6.84%		40.05%	10.13%	4.93%
A	3644	0.14%	0.16%	0.25%	0.22%	0.77%	1.23%	1.26%	0.55%	0.63%	0.27%	1.23%	0.44%	0.19%	0.47%	0.58%	2.52%		19.59%	0.03%	5.19%		44.48%	15.40%	4.39%
A-	1359	0.15%	0.15%		0.07%	0.15%	0.22%	0.37%	0.52%	0.29%	0.22%	0.88%	0.37%	0.22%	0.29%	0.44%	1.62%	0.07%	18.54%		8.83%		48.20%	13.02%	5.37%
BBB+	1471	0.07%				0.14%	0.27%	0.34%	0.41%	0.27%	0.07%	0.41%	0.34%	0.41%	0.27%	0.61%	1.22%		12.92%		8.43%		58.74%	12.03%	3.06%
BBB	3629	0.28%	0.11%	0.03%	0.03%	0.17%	0.58%	0.44%	0.22%	0.69%	0.33%	0.58%	0.28%	0.19%	0.28%	0.22%	1.10%	0.08%	7.36%		5.40%		58.36%	18.35%	4.93%
BBB-	1619		0.06%	0.06%				0.06%	0.12%	0.19%	0.43%	0.25%	0.25%			0.12%	0.25%		4.20%		4.20%		67.63%	17.17%	5.00%
BB+	559								0.18%	0.18%		0.36%		0.18%	0.18%	0.18%	0.89%		3.22%		3.40%		73.88%	14.31%	3.04%
BB	2113						0.05%		0.09%	0.05%	0.19%	0.05%	0.19%		0.09%	0.38%	0.95%	0.05%	2.89%		2.46%		77.95%	10.88%	3.74%
BB-	97										1.03%						2.06%		3.09%		9.28%		68.04%	10.31%	6.19%
B+	81																1.23%		7.41%		6.17%		67.90%	12.35%	4.94%
B	1595											0.13%	0.06%				0.06%		1.44%		1.76%		87.71%	5.71%	3.13%
B-	40																		5.00%				95.00%		
CCC+																									
CCC	37																		2.70%				83.78%	8.11%	5.41%
CCC-	1																			100.00%					
CC	4																						50.00%		50.00%
C																									
Total	54578																								

Table 13	Issuers of Asset-Backed Securities - Commercial Mortgage-Backed Securities Issues Ratings 1 Year Transition and Default Rates (December 31, 2014 through December 31, 2015)																								
Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2014 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1131	67.99%																						26.17%	5.84%
AA+	93	6.45%	67.74%																					22.58%	3.23%
AA	157	3.82%	7.01%	65.61%			0.64%																	22.29%	0.64%
AA-	161	1.86%	0.62%	8.70%	70.19%																			18.63%	
A+	104	1.92%	5.77%	5.77%	1.92%	57.69%	0.96%	1.92%	0.96%	1.92%														19.23%	1.92%
A	163	0.61%	3.07%	0.61%	0.61%	3.07%	59.51%	4.91%		0.61%														25.15%	1.84%
A-	215	0.47%	0.93%	0.93%	1.40%		6.05%	66.51%	5.58%		0.47%				0.47%									16.28%	0.93%
BBB+	142	0.70%	0.70%	0.70%		3.52%	2.11%	2.82%	61.27%	0.70%			1.41%							0.70%			0.70%	23.24%	1.41%
BBB	137	1.46%		1.46%	0.73%		0.73%	1.46%	3.65%	61.31%		0.73%		1.46%						0.73%				25.55%	0.73%
BBB-	264	1.14%	1.52%	0.38%		1.14%		0.76%	0.76%	4.17%	73.11%	3.03%			0.38%									12.12%	1.52%
BB+	149		0.67%	0.67%	0.67%	1.34%	0.67%	0.67%	2.01%	0.67%	2.01%	67.79%	0.67%	0.67%	2.01%				0.67%	0.67%			1.34%	15.44%	1.34%
BB	170		0.59%	1.18%	0.59%	0.59%	1.18%			0.59%		2.35%	70.59%	0.59%	1.18%	0.59%			0.59%	0.59%				17.06%	1.76%
BB-	176		0.57%			0.57%			1.70%	1.14%	1.14%	1.14%	1.14%	74.43%	0.57%	0.57%	0.57%		0.57%	1.14%			0.57%	13.64%	0.57%
B+	163		1.23%			0.61%		1.23%			1.84%	1.84%	0.61%	3.07%	62.58%	1.23%	3.68%		1.23%	2.45%			5.52%	11.66%	1.23%
B	157	0.64%	0.64%						0.64%	0.64%	0.64%	3.18%	0.64%		0.64%	68.79%	3.82%	0.64%	1.27%	1.91%			4.46%	9.55%	1.91%
B-	304		1.32%				0.33%					0.33%	0.33%	0.66%	0.33%	1.32%	72.37%	0.99%	2.63%	2.30%			7.24%	8.22%	1.64%
CCC+	65		3.08%	1.54%							1.54%	1.54%		1.54%	1.54%		1.54%	50.77%	4.62%	1.54%			16.92%	10.77%	3.08%
CCC	148									0.68%		1.35%		0.68%	0.68%	1.35%	2.70%		50.68%	4.05%			31.76%	2.70%	3.38%
CCC-	220			0.45%					1.36%		0.45%				0.45%		1.36%			43.64%	2.27%		35.00%	11.82%	3.18%
CC	9																				33.33%		66.67%		
C																									
Total	4128																								

Table 14	Issuers of Asset-Backed Securities - Commercial Mortgage-Backed Securities Issues Ratings 3 Year Transition and Default Rates (December 31, 2012 through December 31, 2015)																								
Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2012 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1656	28.44%	0.24%	0.06%					0.06%															59.96%	11.23%
AA+	183	6.56%	15.85%																					74.86%	2.73%
AA	207	9.18%	8.21%	27.05%	0.48%	0.48%	0.97%		0.48%	0.48%										0.48%				48.31%	3.86%
AA-	126	8.73%	5.56%	7.14%	8.73%		1.59%	1.59%	0.79%	0.79%					0.79%									58.73%	5.56%
A+	220	2.73%	4.55%	5.45%	3.64%	13.64%	2.27%	1.36%	0.45%		3.64%			0.45%		0.45%			0.91%				1.82%	55.91%	2.73%
A	263		3.04%	6.08%	2.66%	3.04%	18.25%	3.42%	1.14%	0.76%		1.52%	1.14%	0.76%	0.38%	0.38%	0.76%						0.76%	53.23%	2.66%
A-	193	2.07%	1.04%	2.59%	3.63%	5.70%	3.11%	19.69%	4.15%	0.52%	1.55%	4.15%			0.52%		1.04%	1.04%	0.52%				1.55%	46.11%	1.04%
BBB+	199	2.01%	1.51%	0.50%	3.02%	3.02%	5.03%	5.53%	25.13%	1.01%	2.01%			0.50%	0.50%		0.50%						1.01%	47.74%	1.01%
BBB	259	2.70%	0.39%	1.16%	0.77%	1.93%	1.54%	3.09%	8.11%	18.53%	1.93%	0.77%	1.16%		0.77%	1.54%	1.54%		0.39%	0.77%	0.39%		2.70%	46.33%	3.47%
BBB-	209	1.91%	1.91%	1.44%		1.91%	1.91%	1.44%	5.26%	2.87%	27.75%	0.96%	1.91%		1.44%		1.91%	0.96%	0.48%	0.48%			1.91%	39.71%	3.83%
BB+	231	0.43%	0.87%	0.87%	0.43%	1.30%	0.87%	1.30%	0.87%	5.19%	3.03%	25.54%	0.87%	1.30%	1.30%	0.87%	1.73%		0.43%	1.73%			3.46%	44.16%	3.46%
BB	211	0.47%	0.95%	0.95%	0.47%	0.95%	1.42%		0.47%	2.84%	2.37%	3.32%	27.96%	2.37%	1.42%	2.37%	3.79%	0.47%		2.84%	0.47%		8.06%	34.12%	1.90%
BB-	189	0.53%	1.06%				0.53%		1.59%	1.06%	1.59%	3.70%	3.70%	25.40%	1.59%	3.70%	3.70%	1.06%	1.59%	2.65%	0.53%		6.88%	35.98%	3.17%
B+	225	0.44%	0.89%			0.89%		0.89%	0.44%		1.33%	2.22%	2.67%	3.56%	31.56%	1.33%	6.67%	0.44%	0.89%	2.22%			11.56%	29.33%	2.67%
B	221	0.90%	0.45%			0.45%			0.45%	0.45%	0.45%	3.62%	0.90%		2.26%	31.22%	6.79%	0.45%	4.52%	4.07%	0.90%		16.29%	24.43%	1.36%
B-	350		0.86%			0.29%	0.57%		0.29%			0.57%	0.29%	0.57%	0.29%	1.71%	36.57%	0.29%	7.71%	5.43%	0.86%		19.14%	23.43%	1.14%
CCC+	142		2.11%	0.70%					2.11%		0.70%	2.82%		0.70%	0.70%		4.23%	19.01%	1.41%	5.63%			35.92%	19.72%	4.23%
CCC	223					0.45%				0.45%		1.35%	0.45%	0.90%	0.90%	1.79%	4.04%		19.28%	3.59%			52.91%	12.11%	1.79%
CCC-	486		0.21%	0.21%					0.21%		0.21%	0.62%			0.62%	0.62%	1.23%			11.32%			65.64%	16.46%	2.67%
CC	16																						100.00%		
C																									
Total	5809																								

Table 15	Issuers of Asset-Backed Securities - Commercial Mortgage-Backed Securities Issues Ratings 10 Year Transition and Default Rates (December 31, 2005 through December 31, 2015)																								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2005 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	3034	2.44%	0.33%	0.07%	0.16%	0.03%	0.07%	0.13%	0.13%	0.10%		0.07%					0.07%			0.03%			0.79%	80.55%	15.03%
AA+	194	1.03%	3.61%	1.03%		0.52%		0.52%					0.52%				0.52%						1.03%	81.96%	9.28%
AA	563	0.71%	1.42%	2.31%	0.89%	0.36%	0.71%	0.53%	0.71%	0.53%	0.18%	0.53%			0.18%		0.18%			0.53%			3.20%	76.55%	10.48%
AA-	266	2.26%	1.50%	1.88%	1.13%	1.88%	1.50%	1.88%	0.75%	1.13%	1.50%	0.75%		0.38%	0.75%		0.38%			0.75%			3.38%	72.93%	5.26%
A+	191	0.52%	1.05%	0.52%	1.05%	1.57%		0.52%	1.57%	1.05%	1.05%	1.05%	0.52%		0.52%		0.52%						2.09%	75.92%	10.47%
A	503	0.60%	0.99%	0.40%	0.20%	1.19%	1.39%	0.60%	1.19%	0.60%	0.80%	0.80%	1.19%	0.60%		0.60%	0.20%		0.20%	0.40%			6.16%	71.37%	10.54%
A-	346	0.29%	1.16%	0.29%	1.16%	0.87%	0.29%	2.31%	1.73%	1.16%	1.45%	2.31%	0.58%	0.87%	0.87%	2.02%	1.16%	0.29%	0.29%	1.16%			8.09%	63.87%	7.80%
BBB+	333	0.60%	0.60%		0.30%	0.30%	0.30%	1.50%	2.70%	1.20%	0.30%	1.20%	1.50%		1.20%	0.90%	3.00%	0.30%	0.60%	0.90%			16.52%	60.96%	5.11%
BBB	535	0.37%	0.19%	0.19%		0.56%	0.19%	0.37%	2.43%	1.31%	0.19%	0.93%	0.37%	0.56%	0.56%	0.19%	1.31%	0.19%	0.93%	1.50%			17.20%	65.42%	5.05%
BBB-	450		0.67%	0.22%	0.22%		0.44%		0.44%	0.22%	0.67%	1.33%	0.67%	0.22%	0.89%	0.44%	0.67%	0.44%	0.22%	0.89%			25.33%	60.00%	6.00%
BB+	318	0.31%	0.63%	0.31%		0.63%				2.83%		1.26%	1.57%	1.26%	1.26%	0.31%	1.26%		0.94%	0.94%			36.79%	45.28%	4.40%
BB	358	0.28%	0.28%	0.28%		0.28%	0.56%		0.28%		0.28%	1.40%	1.40%	0.84%		0.84%	0.84%		0.28%	1.40%			45.25%	40.78%	4.75%
BB-	253	0.79%	0.79%	0.40%	0.40%		0.40%					1.19%	0.40%	2.77%	2.37%		0.40%		0.40%	2.37%			60.08%	24.51%	2.77%
B+	222		0.45%					0.45%		0.90%	0.45%	0.45%			3.60%	0.90%	1.35%		0.45%	1.35%			68.92%	19.37%	1.35%
B	268		0.75%			0.37%	0.37%			0.37%		0.75%	0.37%	0.37%	0.37%	1.87%	0.75%	0.75%	0.37%				68.28%	21.64%	2.61%
B-	239		0.42%			0.42%						0.84%			0.42%	0.42%	2.51%	0.42%	0.42%	0.84%			76.57%	15.06%	1.67%
CCC+	21														4.76%			9.52%					61.90%	19.05%	4.76%
CCC	36																						80.56%	16.67%	2.78%
CCC-	9																						88.89%	11.11%	
CC																									
C																									
Total	8139																								

Table 16

Issuers of Asset-Backed Securities - Collateralized Loan Obligations Issues Ratings 1 Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1342	68.78%			0.07%	0.07%																		30.92%	0.15%
AA+	465	39.78%	35.48%																					24.73%	
AA	681	5.87%	6.31%	76.80%	0.29%		0.44%	0.15%	0.15%															9.84%	0.15%
AA-	87	22.99%	18.39%	1.15%	43.68%																			13.79%	
A+	269	8.55%	17.47%	3.72%	5.58%	36.80%	1.12%																	26.77%	
A	549	0.18%	4.37%	2.00%	2.91%	5.28%	75.05%		0.18%	0.18%														9.65%	0.18%
A-	78		8.97%	6.41%	1.28%	16.67%	1.28%	35.90%	2.56%															26.92%	
BBB+	263	1.14%	5.32%	1.52%	2.28%	18.63%	1.90%	1.52%	36.88%															30.80%	
BBB	474		0.21%		0.21%	3.59%	0.84%	2.53%	9.70%	74.26%	0.42%	0.42%												7.81%	
BBB-	88					2.27%		3.41%	18.18%	1.14%	55.68%			1.14%										18.18%	
BB+	217					2.76%	0.92%	2.30%	12.90%	1.38%	4.15%	47.93%		0.46%	0.46%									26.73%	
BB	400								1.25%	0.75%	1.00%	7.25%	82.50%	0.50%	0.25%									6.50%	
BB-	89								2.25%		1.12%	10.11%		69.66%	1.12%									15.73%	
B+	166					0.60%			4.82%	0.60%	0.60%	9.64%	2.41%	1.81%	56.02%	0.60%	0.60%	0.60%						21.69%	
B	166													0.60%	1.20%	87.35%	1.20%			1.20%				8.43%	
B-	76								1.32%			7.89%		2.63%	9.21%		57.89%							21.05%	
CCC+	78								1.28%		1.28%	2.56%	1.28%		8.97%		12.82%	44.87%	2.56%	1.28%				23.08%	
CCC	30											6.67%			10.00%			13.33%	36.67%	10.00%				23.33%	
CCC-	89														2.25%	1.12%	1.12%	1.12%	1.12%	74.16%	5.62%		2.25%	11.24%	
CC	14																				92.86%		7.14%		
C																									
Total	5621																								

Table 17	Issuers of Asset-Backed Securities - Collateralized Loan Obligations Issues Ratings 3 Year Transition and Default Rates (December 31, 2012 through December 31, 2015)																								
Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2012 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	814	25.43%			0.12%	0.37%																		72.73%	1.35%
AA+	838	38.19%	6.09%	0.24%		0.24%																		52.63%	2.63%
AA	418	24.88%	13.88%	15.79%		0.72%		0.24%	0.24%															42.34%	1.91%
AA-	275	13.82%	13.82%	5.82%	4.36%	1.45%		0.36%	1.09%															57.82%	1.45%
A+	351	13.11%	13.96%	4.84%	6.55%	5.70%	0.28%	0.28%	0.57%		0.57%		0.28%											53.56%	0.28%
A	385	4.94%	14.29%	4.16%	6.23%	9.87%	17.14%		1.04%	0.26%		0.26%											0.26%	39.48%	2.08%
A-	155	7.10%	10.32%	1.94%	2.58%	12.26%	1.94%	3.87%	1.29%															57.42%	1.29%
BBB+	321	2.49%	7.48%	1.25%	2.18%	17.13%	3.43%	2.49%	8.41%			0.62%			0.31%									53.27%	0.93%
BBB	348	0.29%	2.87%	0.57%	1.44%	9.77%	1.72%	4.60%	17.53%	17.24%	0.29%	1.44%		0.29%	0.86%	0.29%	0.29%	0.29%		0.29%				38.51%	1.44%
BBB-	170	0.59%	2.94%	4.12%	1.18%	5.29%	1.76%	3.53%	16.47%	2.35%	9.41%	5.29%		0.59%	1.18%								0.59%	44.12%	0.59%
BB+	316	0.63%	0.32%	0.63%		6.65%	1.58%	1.90%	15.19%	3.48%	5.38%	16.46%	0.32%	0.95%	0.63%	0.32%	0.63%							43.67%	1.27%
BB	290					0.69%		1.03%	2.76%	0.69%	1.38%	16.90%	32.41%	1.03%	2.76%			0.34%	0.34%	0.69%	0.34%		0.34%	35.86%	2.41%
BB-	96					1.04%			6.25%	1.04%	3.13%	11.46%		12.50%	5.21%		4.17%	1.04%						54.17%	
B+	270		0.37%			1.85%			3.70%	0.74%	1.48%	9.63%	0.37%	1.48%	24.07%	0.74%	6.30%	5.19%	0.37%	1.48%				42.22%	
B	75								1.33%	1.33%	1.33%	1.33%	2.67%	1.33%	5.33%	20.00%	4.00%		1.33%	9.33%			1.33%	46.67%	2.67%
B-	56								5.36%			3.57%			5.36%	1.79%	10.71%	3.57%	3.57%	5.36%	1.79%			57.14%	1.79%
CCC+	132								1.52%			6.82%	1.52%	3.03%	9.85%		7.58%	12.88%	2.27%	14.39%	1.52%			35.61%	3.03%
CCC	24									4.17%						4.17%		8.33%	12.50%	29.17%	4.17%		20.83%	16.67%	
CCC-	131										1.53%			0.76%	5.34%		4.58%	2.29%	2.29%	22.14%	4.58%		12.98%	42.75%	0.76%
CC	46																				13.04%		56.52%	23.91%	6.52%
C																									
Total	5511																								

Table 18	Issuers of Asset-Backed Securities - Collateralized Loan Obligations Issues Ratings 10 Year Transition and Default Rates (December 31, 2005 through December 31, 2015)																								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2005 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	912	2.08%	0.11%	0.11%	0.22%	1.43%			0.11%					0.11%			0.11%							84.98%	10.75%
AA+	22																							81.82%	18.18%
AA	288	3.47%	1.74%	0.69%	0.69%	0.35%	0.35%																0.69%	85.76%	6.25%
AA-	36	2.78%																						83.33%	13.89%
A+	41							4.88%																90.24%	4.88%
A	339	0.88%	1.18%		0.88%	2.06%			4.13%			0.88%			0.59%			0.29%					2.06%	82.89%	4.13%
A-	125	0.80%	1.60%			3.20%		0.80%	0.80%		0.80%	2.40%												83.20%	6.40%
BBB+	29											6.90%	3.45%											75.86%	13.79%
BBB	455	0.22%				0.88%			1.32%	0.22%	0.44%	1.76%	0.22%		0.88%		1.54%	1.54%		1.54%			1.76%	80.66%	7.03%
BBB-	78								1.28%			6.41%		1.28%	1.28%		2.56%	2.56%	1.28%	1.28%				66.67%	15.38%
BB+	24																			4.17%	8.33%		8.33%	62.50%	16.67%
BB	245								1.22%			0.82%	0.41%		2.45%		0.82%		0.41%	2.04%	0.82%		3.67%	83.67%	3.67%
BB-	64														3.13%	1.56%				15.63%				75.00%	4.69%
B+	7																						28.57%	71.43%	
B	5																							80.00%	20.00%
B-	2																							100.00%	
CCC+	3																						100.00%		
CCC																									
CCC-	2																						50.00%	50.00%	
CC																									
C																									
Total	2677																								

Page 20

Table 19	Issuers of Asset-Backed Securities - Collateralized Debt Obligations Issues Ratings 1 Year Transition and Default Rates (December 31, 2014 through December 31, 2015)																								
Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2014 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	112	61.61%	4.46%			0.89%	0.89%																	30.36%	1.79%
AA+	66	6.06%	50.00%	6.06%	3.03%	7.58%	1.52%																	25.76%	
AA	72	2.78%		76.39%	1.39%	1.39%		2.78%																11.11%	4.17%
AA-	21		4.76%	4.76%	47.62%																			42.86%	
A+	63	1.59%		6.35%	4.76%	44.44%	1.59%	1.59%																22.22%	17.46%
A	154				1.95%	1.30%	69.48%	4.55%	1.30%															20.13%	1.30%
A-	73				2.74%	4.11%	4.11%	30.14%	24.66%	4.11%		1.37%												10.96%	17.81%
BBB+	127				1.57%	4.72%	3.15%	9.45%	38.58%	3.15%														29.92%	9.45%
BBB	68	1.47%	1.47%			1.47%	2.94%		14.71%	26.47%	14.71%													11.76%	25.00%
BBB-	71					1.41%			7.04%	7.04%	36.62%	1.41%	4.23%	2.82%										22.54%	16.90%
BB+	123					0.81%	0.81%		4.88%	0.81%	8.94%	30.08%			0.81%								0.81%	22.76%	29.27%
BB	52					3.85%					1.92%	5.77%	30.77%				9.62%							28.85%	19.23%
BB-	52								1.92%			3.85%	5.77%	51.92%	1.92%		5.77%							15.38%	13.46%
B+	103									0.97%		2.91%	5.83%	10.68%	27.18%	0.97%		0.97%						26.21%	24.27%
B	54								1.85%				5.56%		11.11%	38.89%	1.85%	1.85%		1.85%				25.93%	11.11%
B-	63											4.76%	1.59%		1.59%	6.35%	34.92%							23.81%	26.98%
CCC+	92												1.09%	1.09%	3.26%	4.35%		42.39%	2.17%	3.26%				25.00%	17.39%
CCC	60														1.67%	6.67%	1.67%	1.67%	46.67%	3.33%	1.67%		3.33%	23.33%	10.00%
CCC-	387								0.52%					0.52%	0.78%		2.33%	1.03%	0.26%	60.72%	2.07%		2.33%	16.28%	13.18%
CC	156													0.64%	0.64%						32.05%		23.08%	2.56%	41.03%
C																									
Total	1969																								

Table 20	Issues of Asset-Backed Securities - Collateralized Debt Obligations Issues Ratings 3 Year Transition and Default Rates (December 31, 2012 through December 31, 2015)																								
Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	365	15.34%		3.56%		0.27%	0.27%		0.55%			0.27%		0.27%			1.37%							52.05%	26.03%
AA+	142	2.11%	16.90%	2.11%	2.11%	3.52%	0.70%																	35.21%	37.32%
AA	70	2.86%		17.14%		4.29%		2.86%					1.43%											67.14%	4.29%
AA-	86		8.14%	23.26%	8.14%	6.98%																		46.51%	6.98%
A+	116	1.72%		0.86%	2.59%	2.59%	5.17%	2.59%			0.86%							0.86%						79.31%	3.45%
A	189			0.53%	0.53%	0.53%	41.80%	2.12%	6.88%	0.53%		0.53%			0.53%				0.53%					41.80%	3.70%
A-	87	1.15%		2.30%	1.15%	2.30%	5.75%	10.34%	11.49%		1.15%													52.87%	11.49%
BBB+	141			1.42%	3.55%	3.55%	2.84%	5.67%	17.02%	7.09%	6.38%	0.71%	1.42%						0.71%	1.42%				41.84%	6.38%
BBB	141	0.71%				0.71%	1.42%	2.13%	9.93%	4.26%	2.13%	0.71%	0.71%	1.42%			0.71%							59.57%	15.60%
BBB-	123			0.81%	2.44%	5.69%	1.63%	1.63%	4.88%	0.81%	4.88%	4.88%	0.81%	2.44%						0.81%				57.72%	10.57%
BB+	211					2.84%	0.95%	2.37%	6.64%	3.32%	1.90%	3.79%	0.95%	1.42%	1.90%		1.42%		0.47%	1.90%			0.47%	55.45%	14.22%
BB	72					4.17%			2.78%	1.39%	1.39%	5.56%	5.56%			2.78%		2.78%	1.39%	2.78%				58.33%	11.11%
BB-	102					1.96%	0.98%	3.92%	0.98%	0.98%	5.88%	5.88%	2.94%	10.78%	1.96%		0.98%	0.98%		1.96%			2.94%	48.04%	8.82%
B+	176		0.57%					0.57%	0.57%	1.70%	2.84%	7.39%	1.70%	2.84%	2.27%		2.27%	6.82%		3.98%			1.14%	49.43%	15.91%
B	107								1.87%		0.93%	1.87%	5.61%		4.67%	15.89%	2.80%	1.87%	1.87%	0.93%			4.67%	46.73%	10.28%
B-	109										0.92%	1.83%	2.75%	4.59%	8.26%	2.75%	6.42%	0.92%	5.50%	4.59%			1.83%	48.62%	11.01%
CCC+	194						1.03%					0.52%	1.55%	1.55%	1.55%	1.03%	2.06%	11.34%	2.06%	10.31%	0.52%		3.09%	39.69%	23.71%
CCC	74													1.35%	4.05%	4.05%	1.35%		16.22%	6.76%	2.70%		8.11%	31.08%	24.32%
CCC-	777								0.26%		0.13%	0.13%		0.90%	1.54%	0.77%	1.42%	0.51%	0.39%	24.71%	3.09%		17.37%	34.36%	14.41%
CC	292													1.03%	0.34%			0.34%			10.96%		45.89%	13.01%	28.42%
C																									
Total	3574																								

Table 21	Issuers of Asset-Backed Securities - Collateralized Debt Obligations Issues Ratings 10 Year Transition and Default Rates (December 31, 2005 through December 31, 2015)																								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2005 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	3812	1.00%	0.05%	0.50%	0.05%	0.16%	0.10%	0.18%	0.29%	0.03%	0.08%	0.10%	0.05%		0.05%	0.26%	0.08%	0.10%	0.03%	0.21%	0.18%		10.39%	62.99%	23.11%
AA+	182			0.55%															0.55%	0.55%			5.49%	76.37%	16.48%
AA	1209	0.08%			0.17%		0.08%	0.08%	0.08%	0.08%	0.08%	0.08%	0.33%	0.25%	0.25%	0.08%	0.25%	0.25%	0.08%	0.74%	0.41%		21.34%	62.45%	12.82%
AA-	367			0.27%		0.27%	0.27%		0.54%		0.54%	0.27%								0.27%			5.45%	75.20%	16.89%
A+	171						1.17%			0.58%	0.58%						0.58%	1.17%		1.17%	1.75%		12.87%	60.23%	19.88%
A	547								0.37%			0.55%			0.37%	0.37%	0.18%	0.55%	0.18%	0.73%	1.10%		27.97%	49.54%	18.10%
A-	413						0.48%		0.48%	0.24%						0.24%	0.73%	0.24%	0.24%	1.45%	0.97%		19.37%	63.20%	12.35%
BBB+	157									1.27%								0.64%	0.64%	2.55%			15.29%	59.24%	20.38%
BBB	658	0.15%								0.30%					0.15%		0.46%		0.46%	2.74%	0.91%		44.53%	39.67%	10.64%
BBB-	277											0.36%				0.72%				1.81%	0.72%		20.94%	59.21%	16.25%
BB+	126																		0.79%	2.38%	1.59%		24.60%	52.38%	18.25%
BB	209					0.96%												0.48%	0.48%	2.87%	1.44%		35.41%	42.58%	15.79%
BB-	104																	0.96%		3.85%			22.12%	41.35%	31.73%
B+	37																	2.70%	2.70%	8.11%	2.70%		24.32%	35.14%	24.32%
B	67																			4.48%	1.49%		34.33%	34.33%	25.37%
B-	39																			7.69%	2.56%		33.33%	48.72%	7.69%
CCC+	16																						31.25%	56.25%	12.50%
CCC	4																							100.00%	
CCC-	59																						49.15%	45.76%	5.08%
CC	72																						79.17%	19.44%	1.39%
C																									
Total	8526																								

Table 22		Issuers of Asset-Backed Securities - Asset-Backed Securities Commercial Paper Issues Ratings 1 Year Transition and Default Rates (December 31, 2014 through December 31, 2015)								
Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2014 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	A-1+	A-1	A-2	A-3	B	C	Default	Paid Off	Withdrawn (Other)
A-1+	90	40.00%							56.67%	3.33%
A-1	167	0.60%	75.45%	9.58%					4.19%	10.18%
A-2	8			87.50%						12.50%
A-3	1				100.00%					
B										
C										
Total	266									

Table 23

Issuers of Asset-Backed Securities - Asset-Backed Securities Commercial Paper Issues Ratings 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2012 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	A-1+	A-1	A-2	A-3	B	C	Default	Paid Off	Withdrawn (Other)
A-1+	94	27.66%	1.06%						57.45%	13.83%
A-1	147	0.68%	53.74%	12.93%					9.52%	23.13%
A-2	9			44.44%	11.11%				22.22%	22.22%
A-3	1								100.00%	
B										
C										
Total	251									

Table 24		Issuers of Asset-Backed Securities - Asset-Backed Securities Commercial Paper Issues Ratings 10 Year Transition and Default Rates								
		(December 31, 2005 through December 31, 2015)								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)						Other Outcomes During 12/31/2005 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	A-1+	A-1	A-2	A-3	B	C	Default	Paid Off	Withdrawn (Other)
A-1+	443	0.90%	2.48%	0.90%				3.16%	33.86%	58.69%
A-1	170		18.82%	2.35%	0.59%				28.82%	49.41%
A-2	8								75.00%	25.00%
A-3										
B										
C										
Total	621									

Table 25	Issuers of Asset-Backed Securities - Other Asset-Backed Securities Issues Ratings 1 Year Transition and Default Rates (December 31, 2014 through December 31, 2015)																								
Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2014 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1358	68.63%	0.66%				0.07%																	30.41%	0.22%
AA+	696	19.83%	65.37%																					14.80%	
AA	635	5.67%	2.83%	72.44%	0.16%																			18.90%	
AA-	151	6.62%	5.30%	4.64%	53.64%				1.32%															28.48%	
A+	311	7.40%	3.22%	3.86%	0.32%	72.35%		0.32%																12.22%	0.32%
A	559	2.33%	3.04%	5.01%	0.89%	1.97%	67.98%	4.65%	0.72%	0.18%														12.70%	0.54%
A-	308			0.32%	0.32%		4.22%	28.90%	58.12%															7.79%	0.32%
BBB+	85	3.53%		1.18%	1.18%	3.53%	2.35%	2.35%	68.24%															17.65%	
BBB	384	0.26%	0.78%	0.52%	1.04%	1.30%	4.17%	1.82%	6.77%	68.49%		0.26%												13.80%	0.78%
BBB-	59				1.69%		3.39%		1.69%	1.69%	64.41%	3.39%												23.73%	
BB+	52				1.92%		3.85%		9.62%	5.77%	7.69%	50.00%		1.92%					1.92%		1.92%			15.38%	
BB	95					1.05%	2.11%			1.05%	6.32%	2.11%	66.32%		1.05%						1.05%			18.95%	
BB-	32								3.13%	3.13%			3.13%	75.00%										15.63%	
B+	35									8.57%	2.86%		2.86%	8.57%	68.57%									8.57%	
B	56									1.79%			1.79%	1.79%	1.79%	57.14%	5.36%		1.79%					28.57%	
B-	83										2.41%	2.41%		1.20%			84.34%	1.20%	1.20%		1.20%			6.02%	
CCC+	14													7.14%				92.86%							
CCC	57															1.75%	1.75%	1.75%	75.44%		7.02%		3.51%	8.77%	
CCC-	55																		1.82%	60.00%	23.64%		1.82%	3.64%	9.09%
CC	78																				85.90%		12.82%		1.28%
C																									
Total	5103																								

Table 26

Issuers of Asset-Backed Securities - Other Asset-Backed Securities Issues Ratings 3 Year Transition and Default Rates

(December 31, 2012 through December 31, 2015)

Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1231	28.59%	0.65%		0.16%		0.16%																	70.02%	0.41%
AA+	892	17.49%	39.80%		0.67%				0.11%					0.90%							0.11%			40.92%	
AA	556	3.78%	2.34%	43.71%	0.54%	0.18%			0.18%															48.92%	0.36%
AA-	179	10.06%	9.50%	10.61%	7.82%	0.56%		0.56%																60.89%	
A+	280	6.79%	2.14%	9.29%	0.71%	30.71%	0.71%	1.79%	0.71%															46.07%	1.07%
A	567	2.29%	2.47%	6.35%	4.94%	3.17%	27.51%	3.88%	0.71%								0.18%				0.88%			46.74%	0.88%
A-	286	0.70%			1.40%	0.35%	2.80%	15.03%	46.85%	1.40%	0.70%													30.77%	
BBB+	104	1.92%	1.92%	0.96%	1.92%	14.42%		2.88%	28.85%	1.92%	8.65%													36.54%	
BBB	397	2.27%	1.01%	0.50%	0.25%	0.76%	3.27%	0.76%	12.09%	33.75%	0.25%	0.25%			0.25%									42.57%	2.02%
BBB-	52			1.92%	3.85%	1.92%	3.85%		3.85%	5.77%	21.15%	5.77%	1.92%											50.00%	
BB+	47	4.26%	6.38%		2.13%	2.13%	4.26%		4.26%	2.13%	6.38%	27.66%		4.26%		2.13%			2.13%		2.13%			29.79%	
BB	76	3.95%				1.32%	2.63%	1.32%		1.32%	5.26%		34.21%		1.32%	2.63%					1.32%			44.74%	
BB-	35								5.71%	2.86%		14.29%	2.86%	17.14%			17.14%						5.71%	34.29%	
B+	47						2.13%		2.13%	6.38%	12.77%		2.13%	6.38%	38.30%	2.13%	2.13%		2.13%		2.13%		8.51%	12.77%	
B	56								12.50%	1.79%			3.57%	1.79%	1.79%	33.93%	16.07%		1.79%		5.36%			21.43%	
B-	83										2.41%	2.41%	1.20%	1.20%	1.20%	1.20%	66.27%	1.20%	4.82%		3.61%		2.41%	10.84%	1.20%
CCC+	20							5.00%						5.00%				65.00%	10.00%	10.00%				5.00%	
CCC	71							1.41%								1.41%	1.41%	1.41%	52.11%	2.82%	9.86%		16.90%	12.68%	
CCC-	57																		1.75%	50.88%	22.81%		7.02%	8.77%	8.77%
CC	99																				52.53%		38.38%	7.07%	2.02%
C																									
Total	5135																								

Table 27	Issuers of Asset-Backed Securities - Other Asset-Backed Securities Issues Ratings 10 Year Transition and Default Rates (December 31, 2005 through December 31, 2015)																								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2005 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	5507	2.34%	2.98%	0.38%	0.35%	0.16%	0.15%	0.18%	0.04%	0.24%		0.07%	0.05%	0.11%	0.02%	0.27%	0.16%		0.11%	0.11%	0.07%		0.02%	71.89%	20.30%
AA+	69	4.35%		26.09%	1.45%	5.80%	2.90%	1.45%	4.35%														7.25%	44.93%	1.45%
AA	343	2.04%	0.58%	8.45%	0.29%	0.87%						0.58%							0.58%	0.87%	0.29%		0.58%	69.39%	15.45%
AA-	93	2.15%		4.30%		1.08%			7.53%	1.08%	9.68%													65.59%	8.60%
A+	115		0.87%	1.74%																0.87%			0.87%	92.17%	3.48%
A	830	0.36%	0.84%	2.41%	0.60%	0.24%	0.96%	1.20%	0.72%	0.24%	0.96%		0.60%	0.12%	0.24%		0.60%		0.12%	0.12%	0.96%		1.08%	80.84%	6.75%
A-	55							1.82%	3.64%	5.45%		3.64%					1.82%				1.82%			74.55%	7.27%
BBB+	63	3.17%		1.59%					4.76%		3.17%	3.17%		3.17%									7.94%	58.73%	14.29%
BBB	806		3.10%				1.12%	0.25%	0.87%	3.10%	0.50%	0.62%	0.62%	0.25%	1.12%	0.12%	1.24%		0.37%	0.50%	0.37%		1.61%	77.79%	6.45%
BBB-	61		3.28%				1.64%				1.64%	1.64%					1.64%	3.28%			3.28%		3.28%	37.70%	42.62%
BB+	18						5.56%			5.56%				5.56%					16.67%		11.11%			55.56%	
BB	96		1.04%						1.04%				3.13%	1.04%					4.17%	2.08%	3.13%		4.17%	75.00%	5.21%
BB-	28									3.57%						3.57%	3.57%	10.71%	3.57%	3.57%	7.14%		10.71%	42.86%	10.71%
B+	19										5.26%						10.53%			10.53%	31.58%		15.79%	26.32%	
B	37	2.70%								2.70%		2.70%						5.41%	8.11%	5.41%	5.41%		10.81%	48.65%	8.11%
B-	34													2.94%		2.94%		2.94%	2.94%	5.88%	26.47%		38.24%	17.65%	
CCC+	7																	28.57%					71.43%		
CCC	77																			1.30%	28.57%		51.95%	11.69%	6.49%
CCC-	44																			2.27%	4.55%		88.64%	4.55%	
CC	14																						100.00%		
C																									
Total	8316																								

Table 28	Issuers of Asset-Backed Securities - Other Structured Finance Products Issues Ratings 1 Year Transition and Default Rates (December 31, 2014 through December 31, 2015)																								
Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2014 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	312	85.90%	1.60%		1.92%																			10.58%	
AA+	21		66.67%																					33.33%	
AA	35			94.29%	2.86%																			2.86%	
AA-	17				76.47%	11.76%	11.76%																		
A+	28					50.00%	3.57%	7.14%	14.29%															25.00%	
A	56						83.93%	5.36%	1.79%															8.93%	
A-	71							39.44%	39.44%	2.82%	1.41%													16.90%	
BBB+	63						1.59%		79.37%	3.17%	11.11%													4.76%	
BBB	42								4.76%	64.29%	14.29%													16.67%	
BBB-	29										62.07%	10.34%	6.90%											20.69%	
BB+	11								9.09%		36.36%	36.36%	9.09%											9.09%	
BB	46										10.87%	15.22%	32.61%											41.30%	
BB-	13										15.38%			53.85%	15.38%									15.38%	
B+	3													33.33%	66.67%										
B	6															16.67%									83.33%
B-	6																100.00%								
CCC+	1															100.00%									
CCC	5																		100.00%						
CCC-	11																			72.73%					27.27%
CC	1																								100.00%
C																									
Total	777																								

Table 29

Issuers of Asset-Backed Securities - Other Structured Finance Products Issues Ratings 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	369	57.99%	1.08%		1.63%																			34.69%	4.61%
AA+	127		11.02%	0.79%			9.45%																	39.37%	39.37%
AA	8			25.00%	12.50%										12.50%									50.00%	
AA-	74			32.43%	13.51%	5.41%		2.70%	6.76%		2.70%													36.49%	
A+	41					19.51%	12.20%		4.88%		4.88%													58.54%	
A	53					5.66%	33.96%	5.66%	1.89%		7.55%													43.40%	1.89%
A-	109							22.02%	29.36%	1.83%	2.75%													40.37%	3.67%
BBB+	40						2.50%		52.50%	10.00%														35.00%	
BBB	70						1.43%		30.00%	11.43%	24.29%		2.86%											28.57%	1.43%
BBB-	57									28.07%	14.04%	1.75%	3.51%											50.88%	1.75%
BB+	54									5.56%	3.70%	16.67%	25.93%											48.15%	
BB	24										4.17%	4.17%		16.67%										66.67%	8.33%
BB-	9											11.11%		33.33%			11.11%							44.44%	
B+	13														23.08%									76.92%	
B	6															16.67%									83.33%
B-	14																35.71%		7.14%	57.14%					
CCC+	3															33.33%			66.67%						
CCC	2																		100.00%						
CCC-	4																							25.00%	75.00%
CC	8																						25.00%	25.00%	50.00%
C																									
Total	1085																								

Table 30	Issuers of Asset-Backed Securities - Other Structured Finance Products Issues Ratings 10 Year Transition and Default Rates (December 31, 2005 through December 31, 2015)																								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2005 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	438	1.14%	1.37%	1.60%	0.23%	0.91%	0.23%		1.14%		2.51%	0.23%				0.23%	0.23%		0.23%				0.91%	71.69%	17.35%
AA+	9																							100.00%	
AA	68			2.94%																			1.47%	72.06%	23.53%
AA-	68					1.47%																	1.47%	89.71%	7.35%
A+	119			3.36%	3.36%	2.52%	5.04%	5.88%	3.36%	1.68%													0.84%	59.66%	14.29%
A	140							2.86%	12.86%														3.57%	62.14%	18.57%
A-	87										2.30%		14.94%		2.30%								2.30%	68.97%	9.20%
BBB+	97								12.37%		2.06%				1.03%								2.06%	43.30%	39.18%
BBB	111						1.80%	1.80%	5.41%	1.80%	0.90%												0.90%	71.17%	16.22%
BBB-	70							1.43%		10.00%	1.43%	1.43%											5.71%	64.29%	15.71%
BB+	45									6.67%		2.22%		4.44%		2.22%				4.44%			20.00%	60.00%	
BB	22																						31.82%	45.45%	22.73%
BB-	16																						12.50%	81.25%	6.25%
B+	18											5.56%												83.33%	11.11%
B	13																		7.69%				7.69%	84.62%	
B-	13																		15.38%				15.38%	61.54%	7.69%
CCC+	4																							50.00%	50.00%
CCC																									
CCC-	1																							100.00%	
CC	2																							100.00%	
C																									
Total	1341																								

Table 31

Sovereign Issuers Ratings 1 Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	12	100.00%																							
AA+	8	12.50%	75.00%	12.50%																					
AA	6			100.00%																					
AA-	7				57.14%	42.86%																			
A+	1					100.00%																			
A	9					22.22%	66.67%		11.11%																
A-	7							100.00%																	
BBB+	8								62.50%	12.50%	25.00%														
BBB	7								14.29%	28.57%	57.14%														
BBB-	8									25.00%	75.00%														
BB+	3											100.00%													
BB	6											33.33%	66.67%												
BB-	10													70.00%	30.00%										
B+	13													15.38%	53.85%	30.77%									
B	12														25.00%	58.33%	8.33%	8.33%							
B-	9															11.11%	88.89%								
CCC+	3																33.33%	33.33%	33.33%						
CCC																									
CCC-																									
CC																									
C																									
Total	129																									

Table 32

Sovereign Issuers Ratings 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Rating as of 12/31/2012	Number of Ratings Outstanding	Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 - 12/31/2015		
Credit Rating		AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	14	92.86%	7.14%																						
AA+	7		57.14%	28.57%																					14.29%
AA	5			100.00%																					
AA-	8				50.00%	50.00%																			
A+																									
A	7					14.29%	57.14%	14.29%	14.29%																
A-	9						11.11%	33.33%	33.33%		22.22%														
BBB+	6					16.67%		16.67%	16.67%	16.67%	33.33%														
BBB	7							28.57%		14.29%	42.86%	14.29%													
BBB-	7								14.29%	28.57%	57.14%														
BB+	6									16.67%	16.67%	33.33%	16.67%			16.67%									
BB	6											33.33%	16.67%	33.33%											16.67%
BB-	13												15.38%	38.46%	38.46%	7.69%									
B+	13													7.69%	46.15%	30.77%	7.69%		7.69%						
B	11														18.18%	27.27%	36.36%								18.18%
B-	6																50.00%	33.33%					16.67%		
CCC+	3																33.33%						66.67%		
CCC																									
CCC-																									
CC																									
C																									
Total	128																								

Table 33	Sovereign Issuers Ratings 10 Year Transition and Default Rates (December 31, 2005 through December 31, 2015)																								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2005 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	20	60.00%	20.00%	5.00%		5.00%			5.00%																5.00%
AA+	2			50.00%						50.00%															
AA	4			25.00%		25.00%		25.00%			25.00%														
AA-	5	20.00%			20.00%	20.00%					20.00%	20.00%													
A+	9			22.22%	11.11%	22.22%	22.22%	11.11%	11.11%																
A	11			9.09%	9.09%	9.09%	9.09%	18.18%	9.09%		9.09%												18.18%		9.09%
A-	7				14.29%		14.29%	14.29%	14.29%		14.29%	14.29%				14.29%									
BBB+	3										33.33%	33.33%	33.33%												
BBB	5								20.00%	20.00%	40.00%			20.00%											
BBB-	3										33.33%			33.33%			33.33%								
BB+	5							20.00%		20.00%	20.00%		20.00%		20.00%										
BB	9									11.11%	22.22%	22.22%		11.11%	11.11%		22.22%								
BB-	3													33.33%	66.67%										
B+	6													16.67%	33.33%		16.67%		16.67%						16.67%
B	9									11.11%				22.22%		11.11%	22.22%						22.22%		11.11%
B-	5												40.00%				20.00%	20.00%					20.00%		
CCC+	2																50.00%						50.00%		
CCC	1															100.00%									
CCC-																									
CC																									
C																									
Total	109																								

Table 34

U.S. Public Finance Ratings 1 Year Transition and Default Rates

(December 31, 2014 through December 31, 2015)

Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	1023	94.82%	0.59%	0.10%				0.10%	0.10%															0.98%	3.32%
AA+	2925	0.85%	91.73%	0.51%	0.10%	0.07%	0.03%		0.03%			0.03%											0.03%	0.55%	6.05%
AA	3151	0.10%	2.67%	91.46%	0.73%	0.19%	0.03%	0.03%																0.70%	4.09%
AA-	3677		0.27%	3.37%	90.97%	1.50%	0.16%	0.03%	0.03%															0.44%	3.24%
A+	4696			0.19%	4.15%	89.22%	1.94%	0.26%	0.09%	0.09%	0.02%		0.02%											0.53%	3.49%
A	3182			0.03%	0.19%	6.66%	86.02%	1.70%	0.19%	0.09%														0.79%	4.34%
A-	1583				0.19%	0.76%	7.96%	82.38%	1.33%	0.13%	0.06%	0.06%					0.06%							1.45%	5.62%
BBB+	548			0.18%		0.73%	0.73%	13.87%	73.36%	4.20%	0.18%	0.18%				0.55%								1.82%	4.20%
BBB	464				0.22%	0.22%	0.43%	3.02%	10.56%	75.86%	3.23%	0.86%	0.43%					0.22%	0.22%		0.22%			1.94%	2.59%
BBB-	363						0.83%	0.83%	2.48%	6.06%	78.51%	4.13%	0.83%								0.28%		0.28%	2.48%	3.31%
BB+	139								1.44%	1.44%	5.04%	71.22%	7.19%	2.16%										2.88%	8.63%
BB	75						1.33%		2.67%	2.67%	4.00%	4.00%	60.00%	5.33%		1.33%		1.33%		1.33%	12.00%				4.00%
BB-	55									1.82%	3.64%	1.82%	1.82%	40.00%	3.64%		3.64%			1.82%	27.27%		7.27%	1.82%	5.45%
B+	16											6.25%		12.50%	50.00%	6.25%								12.50%	12.50%
B	26												3.85%			69.23%	7.69%				15.38%			3.85%	
B-	17											5.88%					76.47%	11.76%					5.88%		
CCC+	2																	100.00%							
CCC	10					10.00%					10.00%							20.00%	30.00%		30.00%				
CCC-	1																100.00%								
CC	10																	10.00%	10.00%		20.00%		50.00%		10.00%
C																									
Total	21963																								

Page 36

Table 35	U.S. Public Finance Ratings 3 Year Transition and Default Rates (December 31, 2012 through December 31, 2015)																								
Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2012 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	838	86.04%	2.63%	0.48%		0.12%		0.12%	0.12%															3.94%	6.56%
AA+	2721	5.40%	72.69%	2.90%	0.37%	0.11%	0.04%	0.04%	0.04%			0.04%				0.04%							0.04%	5.40%	12.90%
AA	2778	1.58%	14.07%	66.95%	4.57%	0.65%	0.40%	0.07%	0.04%															1.84%	9.83%
AA-	3394	0.12%	3.65%	17.91%	62.17%	3.92%	0.47%	0.27%	0.09%	0.03%											0.03%			1.94%	9.40%
A+	4715	0.06%	0.64%	3.65%	15.04%	63.29%	3.63%	2.42%	0.25%	0.23%	0.02%	0.06%	0.04%				0.02%				0.02%		0.04%	1.76%	8.82%
A	3371		0.09%	1.13%	4.87%	16.49%	58.88%	3.80%	0.71%	0.62%	0.12%	0.03%	0.03%	0.03%		0.03%	0.03%						0.03%	2.58%	10.53%
A-	1522		0.46%	0.20%	2.76%	6.31%	17.81%	51.45%	4.01%	1.71%	0.92%		0.13%			0.20%								3.94%	10.12%
BBB+	649			0.15%	0.92%	10.48%	6.16%	21.26%	37.75%	5.55%	1.08%	0.46%		0.15%							1.23%			5.08%	9.71%
BBB	471			0.21%	0.42%	2.34%	4.25%	6.79%	13.80%	45.86%	6.37%	1.27%	0.85%			0.21%		0.21%	0.42%	0.21%	0.42%		0.21%	4.67%	11.46%
BBB-	411				0.24%	0.24%	1.70%	0.97%	3.16%	10.22%	43.07%	10.95%	3.16%	2.19%	0.49%		0.24%			0.24%	4.87%		1.70%	8.52%	8.03%
BB+	92					1.09%	2.17%	4.35%	1.09%	1.09%	6.52%	38.04%	9.78%	3.26%			5.43%				1.09%			7.61%	18.48%
BB	62						1.61%		4.84%	8.06%	4.84%	6.45%	29.03%	4.84%	1.61%		1.61%	3.23%					3.23%	14.52%	16.13%
BB-	20									5.00%	10.00%			25.00%	5.00%	5.00%								45.00%	5.00%
B+	8											12.50%		25.00%	25.00%		25.00%				12.50%				
B	48		2.08%					2.08%			4.17%	2.08%	6.25%	2.08%	2.08%	27.08%	4.17%	6.25%					22.92%	4.17%	14.58%
B-	8						12.50%				12.50%						37.50%	12.50%			12.50%			12.50%	
CCC+	5																						20.00%		80.00%
CCC	11				9.09%						9.09%	9.09%						9.09%	9.09%				9.09%	27.27%	18.18%
CCC-																									
CC	8																	12.50%					50.00%	25.00%	12.50%
C	14					7.14%					7.14%						21.43%		14.29%				28.57%	14.29%	7.14%
Total	21146																								

Table 36	U.S. Public Finance Ratings 10 Year Transition and Default Rates (December 31, 2005 through December 31, 2015)																								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2005 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	2573	9.60%	21.92%	1.52%	0.54%	0.04%	0.23%	0.08%			0.04%	0.08%	0.04%	0.08%	0.12%	0.12%	0.04%				0.04%		0.04%	24.06%	41.43%
AA+	625	21.12%	23.36%	2.40%	0.64%	0.48%		0.16%																9.76%	42.08%
AA	1681	9.88%	18.14%	20.17%	4.76%	0.89%	0.65%	0.48%	0.06%	0.06%						0.06%							0.06%	8.92%	35.87%
AA-	1855	2.75%	11.21%	19.68%	12.29%	2.91%	1.02%	2.10%	0.27%	0.05%	0.05%						0.05%						0.05%	3.23%	44.31%
A+	1786	0.95%	5.54%	16.85%	17.92%	14.45%	3.02%	1.06%	0.22%	0.50%		0.50%	0.06%	0.06%				0.06%						4.82%	33.99%
A	2187	0.23%	2.83%	8.82%	14.91%	18.11%	10.20%	2.79%	0.69%	0.27%	0.41%	0.14%		0.05%		0.09%	0.09%	0.09%			0.05%		0.27%	5.08%	34.89%
A-	1652		1.09%	3.39%	10.05%	18.95%	14.47%	8.47%	1.69%	0.97%	0.85%	0.06%	0.12%			0.06%					0.06%		0.06%	7.02%	32.69%
BBB+	791		0.25%	1.77%	8.60%	18.33%	14.79%	8.60%	5.18%	2.28%	1.01%	0.63%	0.25%	0.13%			0.13%		0.25%		0.63%			8.34%	28.82%
BBB	742	0.13%	0.27%	1.21%	3.10%	9.70%	12.80%	10.78%	4.31%	5.39%	2.16%	0.67%	0.94%	0.40%							0.81%		0.13%	11.99%	35.18%
BBB-	369		0.54%	0.27%	1.36%	1.36%	5.69%	10.30%	6.78%	8.40%	8.67%	2.44%	0.81%	1.08%	0.27%		0.54%				1.90%		1.63%	17.62%	30.35%
BB+	46									2.17%	13.04%	6.52%	4.35%			2.17%		2.17%			2.17%		2.17%	15.22%	50.00%
BB	61						1.64%	4.92%	1.64%		3.28%		4.92%	1.64%		6.56%	1.64%						1.64%	27.87%	44.26%
BB-	16																6.25%						18.75%	37.50%	37.50%
B+	11																						27.27%	18.18%	54.55%
B	28					3.57%	10.71%	7.14%		3.57%	3.57%		3.57%	3.57%			3.57%						3.57%	25.00%	32.14%
B-	10					10.00%			10.00%									10.00%					30.00%	20.00%	20.00%
CCC+	1																								100.00%
CCC	9																						33.33%	11.11%	55.56%
CCC-	1																						100.00%		
CC	2																							100.00%	
C	2																						100.00%		
Total	14448																								

Table 37

International Public Finance Issuers Ratings 1 Year Transition and Default Rates
(December 31, 2014 through December 31, 2015)

Credit Rating as of 12/31/2014		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2014 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	30	96.67%	3.33%																						
AA+	35	2.86%	94.29%																						2.86%
AA	41		4.88%	95.12%																					
AA-	29			6.90%	72.41%	17.24%																			3.45%
A+	33				12.12%	66.67%																			21.21%
A	7						71.43%																			28.57%
A-	9						44.44%	55.56%																		
BBB+	5								100.00%																	
BBB	10								50.00%	40.00%	10.00%															
BBB-	31									9.68%	45.16%	25.81%	9.68%													9.68%
BB+	22											81.82%	13.64%													4.55%
BB	14											7.14%	78.57%	7.14%			7.14%									
BB-	17												5.88%	76.47%	5.88%											11.76%
B+	5														80.00%											20.00%
B	5														20.00%	40.00%										40.00%
B-	4															25.00%	50.00%									25.00%
CCC+																										
CCC																										
CCC-	11																			63.64%			9.09%		27.27%
CC																										
C																										
Total	308																									

Table 38

International Public Finance Issuers Ratings 3 Year Transition and Default Rates
(December 31, 2012 through December 31, 2015)

Credit Rating as of 12/31/2012		Credit Ratings as of 12/31/2015 (Percent)																					Other Outcomes During 12/31/2012 - 12/31/2015		
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	33	81.82%	12.12%																						6.06%
AA+	35	5.71%	74.29%	14.29%																					5.71%
AA	34		11.76%	76.47%	5.88%	2.94%																			2.94%
AA-	31			16.13%	29.03%	32.26%																			22.58%
A+	30				26.67%	50.00%	3.33%																		20.00%
A	7				28.57%		42.86%																		28.57%
A-	4						25.00%	75.00%																	
BBB+	16						18.75%		18.75%		50.00%														12.50%
BBB	10								10.00%	20.00%	20.00%	50.00%													
BBB-	21								23.81%	19.05%	23.81%	19.05%	4.76%												9.52%
BB+	25									4.00%		48.00%	28.00%	4.00%											16.00%
BB	17											23.53%	29.41%	29.41%											17.65%
BB-	14												14.29%	57.14%	7.14%								7.14%		14.29%
B+	4														25.00%										75.00%
B	6														16.67%	16.67%								16.67%		50.00%
B-	11														9.09%		9.09%			63.64%				18.18%		
CCC+	1																									100.00%
CCC																									
CCC-																									
CC																									
C																									
Total	299																									

Table 39	International Public Finance Issuers Ratings 10 Year Transition and Default Rates (December 31, 2005 through December 31, 2015)																								
Credit Rating as of 12/31/2005		Credit Ratings as of 12/31/2015 (Percent)																				Other Outcomes During 12/31/2005 - 12/31/2015			
Credit Rating	Number of Ratings Outstanding	AAA	AA+	AA	AA-	A+	A	A-	BBB+	BBB	BBB-	BB+	BB	BB-	B+	B	B-	CCC+	CCC	CCC-	CC	C	Default	Paid Off	Withdrawn (Other)
AAA	28	42.86%	32.14%	17.86%																					7.14%
AA+	30	20.00%	26.67%	10.00%		3.33%	6.67%		3.33%		3.33%														26.67%
AA	34	11.76%	17.65%	26.47%	2.94%	2.94%	2.94%		8.82%	2.94%				2.94%											20.59%
AA-	42	4.76%	11.90%	11.90%	4.76%	4.76%			2.38%	2.38%	14.29%		2.38%												40.48%
A+	25		8.00%	12.00%	24.00%	20.00%					8.00%														28.00%
A	17	5.88%			17.65%	5.88%	5.88%				5.88%														58.82%
A-	14				21.43%	7.14%	14.29%	7.14%			7.14%	7.14%													35.71%
BBB+	7							14.29%																	85.71%
BBB	7								14.29%		14.29%	14.29%	14.29%												42.86%
BBB-	13								7.69%	7.69%	15.38%	30.77%			7.69%										30.77%
BB+	18									11.11%		22.22%		11.11%									22.22%		33.33%
BB	33											24.24%	15.15%	6.06%	3.03%								9.09%		42.42%
BB-	20											5.00%	15.00%	10.00%									15.00%		55.00%
B+	12											8.33%	25.00%	8.33%									8.33%		50.00%
B	10											20.00%	10.00%	20.00%	10.00%		10.00%								30.00%
B-	5																			40.00%			20.00%		40.00%
CCC+	1																								100.00%
CCC																									
CCC-																									
CC																									
C																									
Total	316																								

Standard & Poor's Ratings Definitions

https://www.standardandpoors.com/en_US/web/guest/article/-/view/sourceId/504352

The above URL represents the location of the Ratings Definitions page on Standard & Poor's Internet website. The Ratings Definitions page describes each symbol in the rating scale that is used to denote a credit rating category and notches within a category for each class and subclass of credit ratings in the tables presented in Exhibit 1. The Definitions Page also explains the conditions under which Standard & Poor's classifies obligors, securities, or money market instruments as being in default.

Standard & Poor's Credit Rating Histories Disclosure Pursuant to 17 CFR 17g-7(b)

https://www.standardandpoors.com/en_US/web/guest/regulatory/ratingshistory

Methodology

Standard & Poor's uses the single cohort approach method of calculating the performance measurement statistics in Exhibit 1. The single cohort approach is used to calculate transition and default rates in order to determine the percent of credit ratings at each notch in the rating scale for a given class or subclass and for the applicable time period (1-, 3-, and 10-years) that were rated at the same notch or transitioned to another notch as of the end of the period, and the percent of credit ratings at each notch that were classified as a default or paid off, or had been withdrawn for reasons other than being classified as a default or paid off during the period. For example, a matrix containing 3-year transition and default rates for the class of corporate issuers discloses the number of credit ratings of corporate issuers Standard & Poor's had outstanding as of the period start date that is three years prior to the most recent calendar year end at each notch in the rating scale used by Standard & Poor's, the percent of those credit ratings that were rated at the same notch and the percent that transitioned to each other notch in the rating scale as of the end of the 3-year period, and the percent that were classified as a default or paid off, or had been withdrawn at any time during the 3-year period.

Single and average cohort approaches provide different information about rating performance. The single cohort approach uses information from only the most recent 1-, 3-, and 10-year periods and thus presents the rating performance at specific points in time. As such, it is useful for presenting the historical experience of a particular group of ratings under a particular set of circumstances. On the other hand, the average cohort approach uses information from multiple time periods and thus presents the weighted average rating performance across all available 1-, 3-, or 10-year time periods. Both approaches are valid, depending on the needs of the user, but they do not yield comparable information.

Standard & Poor's uses both single and average cohort approaches in the rating performance measurement statistics it publishes on its Internet website. As noted previously, single and average cohort approaches provide different information about rating performance. Standard & Poor's uses both approaches to present the rating performance measurement statistics to avoid the pitfalls in estimating default and transition rates using one approach.

Additional Information

"Other Structured Finance Products" (Tables 28-30 / Page 30-32) is comprised of covered bonds, collateralized debt obligations, and synthetic structured finance products.

RatingsDirect®

Standard & Poor's Ratings Definitions

Table Of Contents

Table Of Contents (cont.)

Standard & Poor's Ratings Definitions

*(**Editor's Note:** We've republished the ratings definitions to update our definitions for Principal Stability Fund Ratings (Section III G) and for Canadian Commercial Paper Ratings (Section V). We have also updated Section IV, Ratings Qualifiers, to indicate that the 'pi' (public information) qualifier is now inactive, and for the 'prelim' (preliminary rating) qualifier, we have eliminated its use for U.S. Rule 415 shelf registrations.)*

1. This document contains Standard & Poor's rating definitions. The definitions are classified into two types; general-purpose credit ratings and special-purpose ratings. Standard & Poor's ratings scales use letters, numbers, and/or words to summarize the opinion. The rating definition provides the meaning of the letters, numbers and/or words. Additionally, some ratings are expressed with qualifiers, suffixes and/or identifiers attached. Definitions of this supplementary information are included.

2. Section I describes the general-purpose credit rating, both issue and issuer credit ratings, and the long-term and short-term credit ratings. Section II provides information on CreditWatch, rating outlooks and local currency and foreign currency ratings. Special-purpose ratings are detailed in section III. Qualifiers are covered in section IV. Section V details national and regional scale ratings. Other credit related opinions are described in section VI. Section VII details seven identifiers. Section IX includes a list of contacts for further information.

3. Standard & Poor's provides other services not covered in this ratings definitions document. Information about other products and services is located on Standard & Poor's Web site at http://www.standardandpoors.com.

I. GENERAL-PURPOSE CREDIT RATINGS

4. The following sets of rating definitions are for long-term and short-term credit ratings for both issuer and issue ratings. These types of credit ratings cover the broadest set of credit risk factors and are not limited in scope. Some refer to these as the "traditional" credit ratings.

A. Issue Credit Ratings

5. A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

6. Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. Medium-term notes are assigned long-term ratings.

1. Long-Term Issue Credit Ratings

7. Issue credit ratings are based, in varying degrees, on Standard & Poor's analysis of the following considerations:

- Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation
- Nature of and provisions of the obligation, and the promise we impute
- Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights

8. Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

Table 1

Long-Term Issue Credit Ratings*	
Category	**Definition**
AAA	An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.
AA	An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.
A	An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.
BBB	An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
BB; B; CCC; CC; and C	Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
BB	An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.
B	An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.
CCC	An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
CC	An obligation rated 'CC' is currently highly vulnerable to nonpayment. The 'CC' rating is used when a default has not yet occurred, but Standard & Poor's expects default to be a virtual certainty, regardless of the anticipated time to default.
C	An obligation rated 'C' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.
D	An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.
NR	This indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

*The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

2. Short-Term Issue Credit Ratings

Table 2

Short-Term Issue Credit Ratings	
Category	**Definition**
A-1	A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.
A-2	A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.
A-3	A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
B	A short-term obligation rated 'B' is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitments.
C	A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.
D	A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

B. Issuer Credit Ratings

9. A Standard & Poor's issuer credit rating is a forward-looking opinion about an obligor's overall creditworthiness. This opinion focuses on the obligor's capacity and willingness to meet its financial commitments as they come due. It does not apply to any specific financial obligation, as it does not take into account the nature of and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences, or the legality and enforceability of the obligation.

10. Counterparty credit ratings, corporate credit ratings and sovereign credit ratings are all forms of issuer credit ratings.

11. Issuer credit ratings can be either long-term or short-term.

1. Long-Term Issuer Credit Ratings

Table 3

Long-Term Issuer Credit Ratings*	
Category	**Definition**
AAA	An obligor rated 'AAA' has extremely strong capacity to meet its financial commitments. 'AAA' is the highest issuer credit rating assigned by Standard & Poor's.
AA	An obligor rated 'AA' has very strong capacity to meet its financial commitments. It differs from the highest-rated obligors only to a small degree.
A	An obligor rated 'A' has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.
BBB	An obligor rated 'BBB' has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.
BB; B; CCC; and CC	Obligors rated 'BB', 'B', 'CCC', and 'CC' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'CC' the highest. While such obligors will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
BB	An obligor rated 'BB' is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitments.
B	An obligor rated 'B' is more vulnerable than the obligors rated 'BB', but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments.
CCC	An obligor rated 'CCC' is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments.
CC	An obligor rated 'CC' is currently highly vulnerable. The 'CC' rating is used when a default has not yet occurred, but Standard & Poor's expects default to be a virtual certainty, regardless of the anticipated time to default.
R	An obligor rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision the regulators may have the power to favor one class of obligations over others or pay some obligations and not others.
SD and D	An obligor rated 'SD' (selective default) or 'D' is in default on one or more of its financial obligations including rated and unrated financial obligations but excluding hybrid instruments classified as regulatory capital or in non-payment according to terms. An obligor is considered in default unless Standard & Poor's believes that such payments will be made within five business days of the due date in the absence of a stated grace period, or within the earlier of the stated grace period or 30 calendar days. A 'D' rating is assigned when Standard & Poor's believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An 'SD' rating is assigned when Standard & Poor's believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. An obligor's rating is lowered to 'D' or 'SD' if it is conducting a distressed exchange offer.
NR	An issuer designated 'NR' is not rated.

*The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

2. Short-Term Issuer Credit Ratings

Table 4

Short-Term Issuer Credit Ratings	
Category	**Definition**
A-1	An obligor rated 'A-1' has strong capacity to meet its financial commitments. It is rated in the highest category by Standard & Poor's. Within this category, certain obligors are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitments is extremely strong.
A-2	An obligor rated 'A-2' has satisfactory capacity to meet its financial commitments. However, it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in the highest rating category.
A-3	An obligor rated 'A-3' has adequate capacity to meet its financial obligations. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.
B	An obligor rated 'B' is regarded as vulnerable and has significant speculative characteristics. The obligor currently has the capacity to meet its financial commitments; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitments.
C	An obligor rated 'C' is currently vulnerable to nonpayment that would result in a 'SD' or 'D' issuer rating, and is dependent upon favorable business, financial, and economic conditions for it to meet its financial commitments.
R	An obligor rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision the regulators may have the power to favor one class of obligations over others or pay some obligations and not others.
SD and D	An obligor rated 'SD' (selective default) or 'D' has failed to pay one or more of its financial obligations (rated or unrated), excluding hybrid instruments classified as regulatory capital or in nonpayment according to terms, when it came due. An obligor is considered in default unless Standard & Poor's believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. A 'D' rating is assigned when Standard & Poor's believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An 'SD' rating is assigned when Standard & Poor's believes that the obligor has selectively defaulted on a specific issue or class of obligations, excluding hybrid instruments classified as regulatory capital, but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. An obligor's rating is lowered to 'D' or 'SD' if it is conducting a distressed exchange offer.
NR	An issuer designated 'NR' is not rated.

II. CREDITWATCH, RATING OUTLOOK , LOCAL CURRENCY AND FOREIGN CURRENCY RATINGS

12. The following section explains CreditWatch and rating outlooks and how they are used. Additionally, this section explains local currency and foreign currency ratings.

A. CreditWatch

13. CreditWatch highlights our opinion regarding the potential direction of a short-term or long-term rating. It focuses on identifiable events and short-term trends that cause ratings to be placed under special surveillance by Standard & Poor's analytical staff. Ratings may be placed on CreditWatch under the following circumstances:

- When an event has occurred or, in our view, a deviation from an expected trend has occurred or is expected and when additional information is necessary to evaluate the current rating. Events and short-term trends may include mergers, recapitalizations, voter referendums, regulatory actions, performance deterioration of securitized assets, or anticipated operating developments.
- When we believe there has been a material change in performance of an issue or issuer, but the magnitude of the rating impact has not been fully determined, and we believe that a rating change is likely in the short-term.
- A change in criteria has been adopted that necessitates a review of an entire sector or multiple transactions and we believe that a rating change is likely in the short-term.

14. A CreditWatch listing, however, does not mean a rating change is inevitable, and when appropriate, a range of potential alternative ratings will be shown. CreditWatch is not intended to include all ratings under review, and rating changes may occur without the ratings having first appeared on CreditWatch. The "positive" designation means that a rating may be raised; "negative" means a rating may be lowered; and "developing" means that a rating may be raised, lowered, or affirmed.

B. Rating Outlooks

15. A Standard & Poor's rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action.

- Positive means that a rating may be raised.
- Negative means that a rating may be lowered.
- Stable means that a rating is not likely to change.
- Developing means a rating may be raised or lowered.
- N.M. means not meaningful.

C. Local Currency and Foreign Currency Ratings

16. Standard & Poor's issuer credit ratings make a distinction between foreign currency ratings and local currency ratings. An issuer's foreign currency rating will differ from its local currency rating when the obligor has a different capacity to meet its obligations denominated in its local currency, vs. obligations denominated in a foreign currency.

III. SPECIAL-PURPOSE RATINGS

17. Section III includes a description of different types of special-purpose ratings. Special-purpose ratings can be for capital market transactions or entities. Such a rating type can cover a specific group of the entities (i.e., insurance companies). Another type of special-purpose rating is a recovery rating which is very different than a traditional issuer credit rating. Some ratings are limited by the type of credit such as funds or municipal short-term note ratings. Other special-purpose ratings are for the specific types of transaction structures, such as those with embedded put options.

A. Dual Ratings

18. Dual ratings may be assigned to debt issues that have a put option or demand feature. The first component of the rating addresses the likelihood of repayment of principal and interest as due, and the second component of the rating addresses only the demand feature. The first component of the rating can relate to either a short-term or long-term transaction and accordingly use either short-term or long-term rating symbols. The second component of the rating relates to the put option and is assigned a short-term rating symbol (for example, 'AAA/A-1+' or 'A-1+/A-1'). With

U.S. municipal short-term demand debt, the U.S. municipal short-term note rating symbols are used for the first component of the rating (for example, 'SP-1+/A-1+').

B. Fund Credit Quality Ratings

19. Fund credit quality ratings, identified by the 'f' suffix, are assigned to fixed-income funds and other actively managed funds that exhibit variable net asset values. These ratings are forward-looking opinions about the overall credit quality of a fund's portfolio. The ratings reflect the level of protection against losses from credit defaults and are based on an analysis of the credit quality of the portfolio investments and the likelihood of counterparty defaults.

Table 5

Fund Credit Quality Ratings*	
Category	Definition
AAAf	The fund's portfolio holdings provide extremely strong protection against losses from credit defaults.
AAf	The fund's portfolio holdings provide very strong protection against losses from credit defaults.
Af	The fund's portfolio holdings provide strong protection against losses from credit defaults.
BBBf	The fund's portfolio holdings provide adequate protection against losses from credit defaults.
BBf	The fund's portfolio holdings provide uncertain protection against losses from credit defaults.
Bf	The fund's portfolio holdings exhibit vulnerability to losses from credit defaults.
CCCf	The fund's portfolio holdings make it extremely vulnerable to losses from credit defaults.

*The ratings from 'AAf' to 'CCCf' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

C. Fund Volatility Ratings

20. A fund volatility rating is a forward-looking opinion about a fixed-income investment fund's sensitivity to changing market conditions relative to the risk of a portfolio composed of government securities and denominated in the base currency of the fund. (Government securities (for S1 through S4 categories) are intended to signify the most liquid, highest quality securities issued by a sovereign government.) Volatility ratings reflect Standard & Poor's view of the fund's sensitivity to interest rate movements, credit risk, investment diversification or concentration, liquidity, leverage, and other factors. Different symbology is used to distinguish the fund volatility ratings from Standard & Poor's traditional issue or issuer credit ratings.

Table 6

Fund Volatility Ratings	
Category	**Definition**
S1	Funds that possess low sensitivity to changing market conditions are rated S1. These funds possess an aggregate level of risk that is less than or equal to that of a portfolio comprised of government securities maturing within one to three years and denominated in the base currency of the fund. Within this category, certain funds are designated with a plus sign (+). This indicates the fund's extremely low sensitivity to changing market conditions. These funds possess an aggregate level of risk that is less than or equal to that of a portfolio comprising the highest quality fixed-income instruments with an average maturity of 12 months or less.
S2	Funds that possess low to moderate sensitivity to changing market conditions are rated S2. These funds possess an aggregate level of risk that is less than or equal to that of a portfolio comprising government securities maturing within three to seven years and denominated in the base currency of the fund.
S3	Funds that possess moderate sensitivity to changing market conditions are rated S3. These funds possess an aggregate level of risk that is less than or equal to that of a portfolio comprising government securities maturing within seven to 10 years and denominated in the base currency of the fund.
S4	Funds that possess moderate to high sensitivity to changing market conditions are rated S4. These funds possess an aggregate level of risk that is less than or equal to that of a portfolio comprising government securities maturing beyond 10 years and denominated in the base currency of the fund.
S5	Funds that possess high sensitivity to changing market conditions are rated S5. These funds may be exposed to a variety of significant risks including high concentration risks, high leverage, and investments in complex structured and/or illiquid securities.
S6	Funds that possess the highest sensitivity to changing market conditions are rated S6. These funds include those with highly speculative investment strategies with multiple forms of significant risks, with little or no diversification benefits.

D. Insurance Financial Enhancement Ratings

21. A Standard & Poor's insurer financial enhancement rating is a forward-looking opinion about the creditworthiness of an insurer with respect to insurance policies or other financial obligations that are predominantly used as credit enhancement and/or financial guarantees. When assigning an insurer financial enhancement rating, Standard & Poor's analysis focuses on capital, liquidity, and company commitment necessary to support a credit enhancement or financial guaranty business.

22. Insurer financial enhancement ratings are based, in varying degrees, on Standard & Poor's analysis of the following considerations:

- Likelihood of payment--capacity and willingness of the insurer to meet its financial commitment on an obligation in accordance with the terms of the obligation;
- Nature of and provisions of the obligations; and
- Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Table 7

Insurer Financial Enhancement Ratings*	
Category	Definition
AAA	An insurer rated 'AAA' has extremely strong capacity to meet its financial commitments. 'AAA' is the highest insurer financial enhancement rating assigned by Standard & Poor's.
AA	An insurer rated 'AA' has very strong capacity to meet its financial commitments. It differs from the highest-rated insurers only to a small degree.
A	An insurer rated 'A' has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than insurers in higher-rated categories.
BBB	An insurer rated 'BBB' has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the insurer to meet its financial commitments.
BB; B; CCC; and CC	Insurers rated 'BB', 'B', 'CCC', and 'CC' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'CC' the highest. While such insurers will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
BB	An insurer rated 'BB' is less vulnerable in the near term than other lower-rated insurers. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the insurer's inadequate capacity to meet its financial commitments.
B	An insurer rated 'B' is more vulnerable than the insurers rated 'BB', but the insurer currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the insurer's capacity or willingness to meet its financial commitments.
CCC	An insurer rated 'CCC' is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments.
CC	An insurer rated 'CC' is currently highly vulnerable.
R	An insurer rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision the regulators may have the power to favor one class of obligations over others or pay some obligations and not others.
SD	An insurer rated 'SD' has failed to pay one or more of its financial obligations when it came due. An 'SD' rating is assigned when Standard & Poor's believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations. A selective default includes the completion of a distressed exchange offer.
NR	An issuer designated 'NR' is not rated.

*Ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

E. Insurer Financial Strength Ratings

23. A Standard & Poor's insurer financial strength rating is a forward-looking opinion about the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms. Insurer financial strength ratings are also assigned to health maintenance organizations and similar health plans with respect to their ability to pay under their policies and contracts in accordance with their terms.

24. This opinion is not specific to any particular policy or contract, nor does it address the suitability of a particular policy or contract for a specific purpose or purchaser. Furthermore, the opinion does not take into account deductibles, surrender or cancellation penalties, timeliness of payment, nor the likelihood of the use of a defense such as fraud to deny claims.

25. Insurer financial strength ratings do not refer to an organization's ability to meet nonpolicy (i.e., debt) obligations. Assignment of ratings to debt issued by insurers or to debt issues that are fully or partially supported by insurance

policies, contracts, or guarantees is a separate process from the determination of insurer financial strength ratings, and follows procedures consistent with those used to assign an issue credit rating. An insurer financial strength rating is not a recommendation to purchase or discontinue any policy or contract issued by an insurer.

1. Long-Term Insurer Financial Strength Ratings
Table 8

Long-Term Insurer Financial Strength Ratings*	
Category	**Definition**
AAA	An insurer rated 'AAA' has extremely strong financial security characteristics. 'AAA' is the highest insurer financial strength rating assigned by Standard & Poor's.
AA	An insurer rated 'AA' has very strong financial security characteristics, differing only slightly from those rated higher.
A	An insurer rated 'A' has strong financial security characteristics, but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.
BBB	An insurer rated 'BBB' has good financial security characteristics, but is more likely to be affected by adverse business conditions than are higher-rated insurers.
BB; B; CCC; and CC	An insurer rated 'BB' or lower is regarded as having vulnerable characteristics that may outweigh its strengths. 'BB' indicates the least degree of vulnerability within the range; 'CC' the highest.
BB	An insurer rated 'BB' has marginal financial security characteristics. Positive attributes exist, but adverse business conditions could lead to insufficient ability to meet financial commitments.
B	An insurer rated 'B' has weak financial security characteristics. Adverse business conditions will likely impair its ability to meet financial commitments.
CCC	An insurer rated 'CCC' has very weak financial security characteristics, and is dependent on favorable business conditions to meet financial commitments.
CC	An insurer rated 'CC' has extremely weak financial security characteristics and is likely not to meet some of its financial commitments.
R	An insurer rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision, the regulators may have the power to favor one class of obligations over others or pay some obligations and not others. The rating does not apply to insurers subject only to nonfinancial actions such as market conduct violations.
SD or D	An insurer rated 'SD' (selective default) or 'D' is in default on one or more of its insurance policy obligations but is not under regulatory supervision that would involve a rating of 'R'.The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on a policy obligation are at risk. A 'D' rating is assigned when Standard & Poor's believes that the default will be a general default and that the obligor will fail to pay substantially all of its obligations in full in accordance with the policy terms.An 'SD' rating is assigned when Standard & Poor's believes that the insurer has selectively defaulted on a specific class of policies but it will continue to meet its payment obligations on other classes of obligations. A selective default includes the completion of a distressed exchange offer. Claim denials due to lack of coverage or other legally permitted defenses are not considered defaults.
NR	An insurer designated 'NR' is not rated.

*Ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

F. Municipal Short-Term Note Ratings

26. A Standard & Poor's U.S. municipal note rating reflects Standard & Poor's opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, Standard & Poor's analysis will review the following considerations:

- Amortization schedule—the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

- Source of payment—the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Table 9

Municipal Short-Term Note Ratings	
Category	**Definition**
SP-1	Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.
SP-2	Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.
SP-3	Speculative capacity to pay principal and interest.

G. Principal Stability Fund Ratings

27. A Standard & Poor's principal stability fund rating (PSFR), also known as a "money market fund rating," is a forward-looking opinion about a fixed income fund's capacity to maintain stable principal (net asset value) and to limit exposure to principal losses due to credit risk. When assigning a principal stability rating to a fund, Standard & Poor's analysis focuses primarily on the creditworthiness of the fund's investments and counterparties, and also its investments' maturity structure and management's ability and policies to maintain the fund's stable net asset value.

28. We generally do not lower ratings to 'Dm' when the manager of any fund suspends redemptions for up to five business days or meets redemption requests with payments in-kind in lieu of cash, if this occurs because the fund is faced with an unanticipated level of redemption requests during periods of high market stress, and this suspension is permitted under the fund's prospectus.

29. Principal stability fund ratings, or money market fund ratings, are identified by the 'm' suffix (e.g., 'AAAm') to distinguish the principal stability rating from a Standard & Poor's traditional issue or issuer credit rating. Principal stability fund ratings are neither commentaries on yield levels paid by the fund, nor are they commentaries on loss of principal due to negative yields.

30. Market losses arising from negative yields as a consequence of investment in low credit risk, short duration securities with negative coupon would not solely result in lowering a PSFR when the fund operating documents permit loss of principal reflected in variable NAV or stable NAV funds with share class reductions or similar mechanisms. These strategies are consistent with the risk mitigants addressed in our analysis of and tolerance for credit and duration risk at each PSFR rating level.

Table 10

Principal Stability Fund Ratings*	
Category	**Definition**
AAAm	A fund rated 'AAAm' demonstrates extremely strong capacity to maintain principal stability and to limit exposure to principal losses due to credit risk. 'AAAm' is the highest principal stability fund rating assigned by Standard & Poor's.
AAm	A fund rated 'AAm' demonstrates very strong capacity to maintain principal stability and to limit exposure to principal losses due to credit risk. It differs from the highest-rated funds only to a small degree.
Am	A fund rated 'Am' demonstrates strong capacity to maintain principal stability and to limit exposure to principal losses due to credit risk, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than funds in higher-rated categories.
BBBm	A fund rated 'BBBm' demonstrates adequate capacity to maintain principal stability and to limit exposure to principal losses due to credit risk. However, adverse economic conditions or changing circumstances are more likely to lead to a reduced capacity to maintain principal stability.
BBm	A fund rated 'BBm' demonstrates speculative characteristics and uncertain capacity to maintain principal stability. It is vulnerable to principal losses due to credit risk. While such funds will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions.
Dm	A fund rated 'Dm' has failed to maintain principal stability resulting in a realized or unrealized loss of principal.

*The ratings from 'AAm' to 'BBm' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the rating categories.

H. Mid-Market Evaluation Rating

31. A Mid-Market Evaluation rating (MME rating) is Standard & Poor's forward-looking opinion about the creditworthiness of a mid-market company relative to other mid-market companies. It assesses a mid-market company's relative capacity and willingness to meet its financial commitments as they come due. We assign the MME rating at an obligor level, but can assign it at a debt instrument level as well. In cases where we assign an MME rating to a particular debt instrument, we may modify the MME rating with the symbols '+' or '-' to indicate our opinion about recovery prospects in case of default (including our opinion of the collateral security and structural or contractual subordination

32. MME ratings are derived from a specific MME methodology and use a specific credit rating scale ranging from 'MM1' (highest) to 'MM8' and 'MMD' (default). We apply the MME rating scale and definitions to assign an obligor-level MME rating with respect to a company's overall capacity to meet its financial commitments, or to assign an issue-level MME rating with respect to a company's capacity to meet its financial commitment on a debt instrument (see table 11). Use of the MME rating scale on the issue level is only for long-term debt instruments. The symbols '+' and '-' apply only to debt instruments. For instance, a debt instrument could receive an evaluation of 'MM1+' or 'MM1-' according to our expectations of particularly high or low recovery.

Table 11

Mid-Market Evaluation Rating Scale	
Category	**Definition**
MM1	The company has a very strong capacity to meet its financial commitments relative to other mid-market companies. Companies rated at this level are less susceptible to the adverse effects of changes in circumstances and economic conditions than other mid-market companies.
MM2	The company has a strong capacity to meet its financial commitments relative to other mid-market companies. However, the company is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than other mid-market companies in the higher category.

Table 11

Mid-Market Evaluation Rating Scale (cont.)	
MM3	The company has a good capacity to meet its financial commitments relative to other mid-market companies. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments.
MM4	The company has an adequate capacity to meet its financial commitments relative to other mid-market companies. However, it is more exposed to adverse economic conditions or changing circumstances than other mid-market companies with a higher MME Rating.
MM5	The company has reasonably adequate capacity to meet its financial commitments relative to other mid-market companies. It faces ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could result in an inadequate capacity on the part of the company to meet its financial commitments.
MM6	The company has a weak capacity to meet financial commitments, although it is less vulnerable relative to other mid-market companies with a lower MME Rating. Adverse business, financial, or economic conditions are likely to impair the company's capacity or willingness to meet its financial commitments.
MM7	The company is currently vulnerable to defaulting and is dependent upon favorable business and financial conditions to meet financial commitments. In the event of adverse business, financial, or economic conditions, the company is not likely to have the capacity to meet its financial commitments.
MM8	The company is currently highly vulnerable to defaulting and is dependent upon favorable business and financial conditions to meet its financial commitments We expect default to be a virtual certainty, either through a missed payment, a distressed exchange, or similar debt restructuring, or a bankruptcy filing.
MMD	The company has either failed to pay one or more of its financial obligations when due, or it has been placed into bankruptcy, or it has completed a distressed exchange or similar debt restructuring.
NR	An issuer designated 'NR' is not rated. For an obligation, an NR designation indicates that no rating has been requested, or that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

I. Recovery Ratings

33. Recovery ratings focus solely on expected recovery in the event of a payment default of a specific issue, and utilize a numerical scale that runs from 1+ to 6. The recovery rating is not linked to, or limited by, the Issuer Credit Rating or any other rating, and provides a specific opinion about the expected recovery.

Table 12

Recovery Ratings

Category	Definition
1+	A recovery rating of '1+' denotes the highest expectation of full recovery in the event of default.
1	A recovery rating of '1' denotes an expectation of very high (i.e., 90%-100%) recovery in the event of default.
2	A recovery rating of '2' denotes an expectation of substantial (i.e., 70%-90%) recovery in the event of default.
3	A recovery rating of '3' denotes an expectation of meaningful (i.e., 50%-70%) recovery in the event of default.
4	A recovery rating of '4' denotes an expectation of average (i.e., 30%-50%) recovery in the event of default.
5	A recovery rating of '5' denotes an expectation of modest (i.e., 10%-30%) recovery in the event of default.
6	A recovery rating of '6' denotes an expectation of negligible (i.e., 0-10%) recovery in the event of default.

J. SPUR (Standard & Poor's Underlying Rating)

34. A SPUR rating is an opinion about the stand-alone capacity of an obligor to pay debt service on a credit-enhanced

debt issue, without giving effect to the enhancement that applies to it. These ratings are published only at the request of the debt issuer/obligor with the designation SPUR to distinguish them from the credit-enhanced rating that applies to the debt issue. Standard & Poor's maintains surveillance of an issue with a published SPUR.

K. Swap Risk Ratings

35. A Standard & Poor's Swap Risk Rating is a forward-looking opinion about the likelihood of loss associated with a specific swap transaction (the "Swap Transaction") entered into by two counterparties.

36. A swap risk rating takes into consideration Standard & Poor's view on the terms of the Swap Transaction including, without limitation, the creditworthiness of one or more reference or underlying obligations or obligors (the "Portfolio") above a certain specified threshold percentage/amount, termination events, and potential recovery percentage or amount on the Portfolio. All swap risk ratings take into consideration the creditworthiness of the Portfolio.

37. A swap risk rating may be modified by the designation "Portfolio," "Single Counterparty--Protection Buyer" and "Single Counterparty--Protection Seller." A Swap Risk Rating (Portfolio) takes into consideration only Standard & Poor's view on the creditworthiness of the credit default swap Portfolio. A Swap Risk Rating (Single Counterparty--Protection Buyer) takes into consideration Standard & Poor's view on the creditworthiness of the Portfolio and the buyer of protection under the Swap Transaction. A Swap Risk Rating (Single Counterparty--Protection Seller) takes into consideration Standard & Poor's view on the creditworthiness of the Portfolio and the seller of protection under the Swap Transaction. Because the terms of each Swap Transaction are highly customized, a swap risk rating may address different risks; therefore the swap risk ratings should not be viewed as benchmarks related to swap risk across different swap transactions.

38. Swap risk ratings will be modified by a suffix that identifies the type of swap risk rating assigned. The letter ratings will be followed by the designations 'srp,' 'srb,' and 'srs' to correspond with related designations:

- Portfolio ('srp') ratings only take into consideration the creditworthiness of the reference portfolio of the credit default swap;
- Single counterparty--Protection Buyer ('srb') ratings take into consideration the creditworthiness of the reference portfolio and the buyer of protection under the swap transaction; and
- Single counterparty--Protection Seller ('srs') ratings take into consideration the creditworthiness of the reference portfolio and the seller of protection under the swap transaction.

39. A Swap Risk Rating (Portfolio) does not address either counterparty risk (including risk of periodic payments). Each of Swap Risk Ratings (Single Counterparty--Protection Buyer) or (Single Counterparty--Protection Seller) addresses the counterparty risk of one of the Counterparties to the Swap Transaction, respectively. None of the swap risk ratings address the specific amount of termination payments that would be payable under the Swap Transaction. The specific risks addressed by each swap risk rating are stated in the rating letter and the terms and conditions issued for each rated Swap Transaction.

Table 13

Category	Definition
Swap Risk Ratings* (see paragraph 38 for suffix)	
AAA	A Swap Transaction with a swap risk rating of 'AAA' has the highest rating assigned by Standard & Poor's. The likelihood of loss under the Swap Transaction is extremely low.
AA	A Swap Transaction with a swap risk rating of 'AA' differs from the highest-rated Swap Transaction only to a small degree. The likelihood of loss under the Swap Transaction is very low.
A	A Swap Transaction with a swap risk rating of 'A' is somewhat more susceptible to the adverse effects or changes in circumstances and economic conditions than Swap Transactions in higher-rated categories. However, the likelihood of loss under the Swap Transaction is still low.
BBB	A Swap Transaction with a swap risk rating of 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to an increased likelihood of loss under the Swap Transaction.
BB; B; CCC; and CC	A Swap Transaction with a swap risk rating of 'BB', 'B', 'CCC', and 'CC' is regarded as having significant speculative characteristics.
BB	A Swap Transaction with a swap risk rating of 'BB' indicates less vulnerability to a risk of loss than other speculative issues. However, major ongoing uncertainties or exposure to adverse business, financial or economic conditions could lead to a substantial increase in the likelihood of loss under the Swap Transaction.
B	A Swap Transaction with a swap risk rating of 'B' is more vulnerable to a risk of loss than a Swap Transaction with a swap risk rating of 'BB'. However, major ongoing uncertainties or exposure to adverse business, financial or economic conditions will likely lead to a substantial increase in the likelihood of loss under the Swap Transaction.
CCC	A Swap Transaction with a swap risk rating of 'CCC' is currently vulnerable to a risk of loss. In the event of adverse business, financial or economic conditions, the Swap Transaction is likely to incur loss.
CC	A Swap Transaction with a swap risk rating of 'CC' is currently highly vulnerable to loss.
D	A Swap Transaction with a swap risk rating of 'D' has incurred or experienced loss.
NR	A Swap Transaction designated 'NR' is not rated, which implies no opinion about its swap risk rating, including without limitation, that a swap risk rating has not been requested or that a swap risk rating has been withdrawn.

*A swap risk rating from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major swap risk rating categories.

IV. QUALIFIERS

40. Standard & Poor's assigns qualifiers to ratings when appropriate. This section details active and inactive qualifiers.

A. Active Qualifiers

41. Standard & Poor's uses the following qualifiers that limit the scope of a rating. The structure of the transaction can require the use of a qualifier such as a 'p' qualifier, which indicates the rating addressed the principal portion of the obligation only. A qualifier appears as a suffix and is part of the rating.

Federal deposit insurance limit: 'L' qualifier

42. Ratings qualified with 'L' apply only to amounts invested up to federal deposit insurance limits.

Principal: 'p' qualifier

43. This suffix is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The 'p' suffix indicates that the rating addresses the principal portion of the obligation only and that the interest is not rated.

Preliminary Ratings: 'prelim' qualifier

44. Preliminary ratings, with the 'prelim' suffix, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by Standard & Poor's of appropriate documentation. Standard & Poor's reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

- Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.
- Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor's emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or post-bankruptcy issuer as well as attributes of the anticipated obligation(s).
- Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in Standard & Poor's opinion, documentation is close to final. Preliminary ratings may also be assigned to the obligations of these entities.
- Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, Standard & Poor's would likely withdraw these preliminary ratings.
- A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

Termination Structures: 't' qualifier

45. This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

B. Inactive Qualifiers

46. Inactive qualifiers are no longer applied or outstanding.

Contingent upon final documentation: '*' inactive qualifier

47. This symbol that indicated that the rating was contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

Termination of obligation to tender: 'c' inactive qualifier

48. This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer was lowered to below an investment-grade level and/or the issuer's bonds were deemed taxable. Discontinued use in January 2001.

U.S. direct government securities: 'G' inactive qualifier

49. The letter 'G' followed the rating symbol when a fund's portfolio consisted primarily of direct U.S. government securities.

Public Information Ratings: 'pi' qualifier

50. This qualifier was used to indicate ratings that were based on an analysis of an issuer's published financial information, as well as additional information in the public domain. Such ratings did not, however, reflect in-depth meetings with an issuer's management and therefore, could have been based on less comprehensive information than ratings without a 'pi' suffix. Discontinued use as of December 2014 and as of August 2015 for Lloyd's Syndicate Assessments.

Provisional Ratings: 'pr' inactive qualifier

51. The letters 'pr' indicate that the rating was provisional. A provisional rating assumed the successful completion of a project financed by the debt being rated and indicates that payment of debt service requirements was largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, made no comment on the likelihood of or the risk of default upon failure of such completion.

Quantitative Analysis of public information: 'q' inactive qualifier

52. A 'q' subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.

Extraordinary risks: 'r' inactive qualifier

53. The 'r' modifier was assigned to securities containing extraordinary risks, particularly market risks, which are not covered in the credit rating. The absence of an 'r' modifier should not be taken as an indication that an obligation would not exhibit extraordinary non-credit related risks. Standard & Poor's discontinued the use of the 'r' modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

V. NATIONAL AND REGIONAL SCALE RATINGS

54. National and regional scale ratings are special-purpose ratings that only apply to issues/issuers in a specific country or region.

A. National And Regional Scale Ratings

55. Standard & Poor's national scale credit ratings are an opinion of an obligor's creditworthiness (issuer, corporate, or counterparty credit rating) or overall capacity to meet specific financial obligations (issue credit rating), relative to other issuers and issues in a given country or region. National scale credit ratings provide a rank ordering of credit risk within the country. Given the focus on credit quality within a single country, national scale credit ratings are not comparable between countries. Standard & Poor's also assigns regional scale credit ratings for certain groups of countries. Regional scale credit ratings have the same attributes as national scale credit ratings in that they are not comparable to other national or regional scales, and are a relative rank order within the region. The national and regional scale credit ratings use Standard & Poor's global rating symbols with the addition of a two-letter prefix to denote the country or region. Table 14 notes three countries where prefixes are not used. The regional scale rating

definitions are the same as the national scale rating definitions but with the word "national" replaced with the word "regional."

56. Table 14 lists the national or regional scales, the country or regional prefixes and the associated countries or regions.

Table 14

National/Regional Scale Credit Rating Prefix		
Scale Name	**Prefix**	**Countries**
Argentina National Scale	ra	Argentina
ASEAN Regional Scale	ax	Association of South-East Asian Nations (Indonesia, Malaysia, Philippines, Singapore, Thailand, Brunei Darussalam, Vietnam, Laos, Myanmar, and Cambodia)
Brazil National Scale	br	Brazil
Canada National Scale	no prefix	Canada
CaVal (Mexico) National Scale	mx	Mexico
Greater China Regional Scale	cn	China, Hong Kong, Macau and Taiwan
Gulf Cooperation Council Regional Scale	gc	Bahrain, Kuwait, Oman, Qatar, Saudi Arabia, and United Arab Emirates
Japan SME National Scale	no prefix	Japan
Kazakhstan National Scale	kz	Kazakhstan
Maalot (Israel) National Scale	il	Israel
Nigeria National Scale	ng	Nigeria
Nordic Regional Scale	no prefix	Denmark, Finland, Sweden
Russia National Scale	ru	Russia
South Africa National Scale	za	South Africa
Taiwan Ratings National Scale	tw	Taiwan
Turkey National Scale	tr	Turkey
Ukraine National Scale	ua	Ukraine
Uruguay National Scale	uy	Uruguay

57. Fourteen national and regional scales use an identical set of rating definitions. Tables 15-18 detail the set of definitions applied to the 14 national or regional scales. Canada, Israel, and Japan use different national scales. The Nordic regional short-term scale is also a different scale. In addition, the Taiwan Ratings fund credit quality ratings use a separate scale. These unique five scales appear after the general national scale ratings.

58. The national scale credit rating definitions include a country prefix denoted as 'xx'. See table 14 for a list of country prefixes, the scale name and the associated countries. For example, 'brBBB' is a Brazil national scale 'BBB' rating for entities/obligations in Brazil.

B. General National And Regional Scale Ratings

1. National Scale Issue Credit Ratings

59. A Standard & Poor's national scale issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific debt, bond, lease, commercial paper program, certificate of deposit, or other financial

instrument ("obligation") relative to the creditworthiness of other national obligors with respect to their own financial obligations. National obligors include all active borrowers, guarantors, insurers, and other providers of credit enhancement residing in the country, as well as any foreign obligor active in country's financial markets.

60. Standard & Poor's national scale issue credit ratings are based, in varying degrees, on the analysis of the following considerations:

- The relative likelihood of payment–the rating assesses the obligor's capacity and willingness to meet its financial commitments in accordance with the terms of the obligation, compared with other national obligors;
- The obligation's nature and provisions; and
- Protection afforded to, and the relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under bankruptcy laws and other laws affecting creditors' rights.

2. National Scale Long-Term Issue Credit Ratings
Table 15

National Scale Long-Term Issue Credit Ratings*	
Category	**Definition**
xxAAA	An obligation rated 'xxAAA' has the highest credit rating assigned on Standard & Poor's national scale. The obligor's capacity to meet its financial commitments on the obligation, relative to other national obligors, is extremely strong.
xxAA	An obligation rated 'xxAA' differs from the highest-rated debt only to a small degree. The obligor's capacity to meet its financial commitments on the obligation, relative to other national obligors, is very strong.
xxA	An obligation rated 'xxA' is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than higher-rated debt. Still, the obligor's capacity to meet its financial commitments on the obligation, relative to other national obligors, is strong.
xxBBB	An obligation rated 'xxBBB' exhibits adequate protection parameters relative to other national obligations. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity on the part of the obligor to meet its financial commitments on the obligation.
xxBB; xxB; xxCCC; xxCC; and xxC	Obligations rated 'xxBB', 'xxB', 'xxCCC', 'xxCC', and 'xC' on the Standard & Poor's national credit rating scale are regarded as having high risk relative to other national obligations. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions relative to other national obligations.
xxBB	An obligation rated 'xxBB' denotes somewhat weak protection parameters relative to other national obligations. The obligor's capacity to meet its financial commitments on the obligation is somewhat weak because of major ongoing uncertainties or exposure to adverse business, financial, or economic conditions.
xxB	An obligation rated 'xxB' is more vulnerable than obligations rated 'xxBB' relative to other national obligations. The obligor currently has a weak capacity to meet its financial obligations. Adverse business, financial, or economic conditions, however, would likely impair capacity or willingness of the obligor to meet its financial commitments on the obligation.
xxCCC	An obligation rated 'xxCCC' is currently vulnerable to nonpayment, relative to other national obligations, and is dependent upon favorable business and financial conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
xxCC	An obligation rated 'xxCC' is currently highly vulnerable to nonpayment relative to other national obligations. The 'xxCC' rating is used when a default has not yet occurred, but Standard & Poor's expects default to be a virtual certainty, regardless of the anticipated time to default.
xxC	An obligation rated 'xxC' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.
D	An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

*The credit ratings from 'xxAA' to 'xxCCC' may be modified by the addition of a plus (+) or minus (-) to show relative strength with the rating category.

3. National Scale Short-Term Issue Credit Ratings
Table 16

National Scale Short-Term Issue Credit Ratings*	
Category	**Definition**
xxA-1	A short-term obligation rated 'xxA-1' is rated in the highest category on Standard & Poor's national scale. The obligor's capacity to meet its commitments on the obligation, relative to other national obligors, is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations, relative to other national obligors, is extremely strong.
xxA-2	A short-term obligation rated 'xxA-2' is slightly more susceptible to adverse changes in circumstances and economic conditions than obligations rated 'xxA-1'. The obligor's capacity to meet its financial commitments on the obligation, relative to other national obligors, is satisfactory.
xxA-3	A short-term obligation rated 'xxA-3' denotes adequate protection parameters relative to other short-term national obligations. It is, however, more vulnerable to adverse effects of changes in circumstances than obligations carrying the higher designations.
xxB	A short-term obligation rated 'xxB' denotes weak protection parameters relative to other short-term national obligations. It is vulnerable to adverse business, financial, or economic conditions.
xxC	A short-term obligation rated 'xxC' denotes doubtful capacity for payment.
D	A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

*Apply to obligations with an original maturity of less than one year.

4. National Scale Issuer Credit Ratings

61. A Standard & Poor's national scale issuer credit rating is a forward-looking opinion about the overall creditworthiness of a debt issuer, guarantor, insurer, or other provider of credit enhancement ("obligor") to meet its financial obligations as they come due, relative to other national obligors. Such national obligors include all active borrowers, guarantors, insurers, and other providers of credit enhancement residing in the country, as well as foreign obligors active in national financial markets.

62. Issuer credit ratings do not apply to specific obligations, as they do not take into account the nature and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences, or the legality and enforceability of the obligation. In addition, they do not take into account the creditworthiness of the guarantors, insurers, or other forms of credit enhancement on the obligation.

5. National Scale Long-Term Issuer Credit Ratings

Table 17

National Scale Long-Term Issuer Credit Ratings*	
Category	**Definition**
xxAAA	An obligor rated 'xxAAA' has an extremely strong capacity to meet its financial commitments relative to that of other national obligors. 'xxAAA' is the highest issuer credit rating assigned according to the Standard & Poor's national scale.
xxAA	An obligor rated 'xxAA' differs from the highest-rated obligors only to a small degree, and has a very strong capacity to meet its financial commitments relative to that of other national obligors.
xxA	An obligor rated 'xxA' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher-rated obligors. Still, the obligor has a strong capacity to meet its financial commitments relative to that of other national obligors.
xxBBB	An obligor rated 'xxBBB' has an adequate capacity to meet its financial commitments relative to that of other national obligors. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.
xxBB;, xxB; xxCCC; and xxCC	Obligors rated 'xxBB', 'xxB', 'xxCCC', and 'xxCC' on the Standard & Poor's national credit rating scale are regarded as having high risk relative to other national obligors. While such obligors will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions relative to other national obligors.
xxBB	An obligor rated 'xxBB' denotes somewhat weak capacity to meet its financial commitments, although it is less vulnerable than other lower-rated national obligors. However, it faces ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could result in an inadequate capacity on the part of the obligor to meet its financial commitments.
xxB	An obligor rated 'xxB' is more vulnerable than obligors rated 'xxBB'. The obligor currently has a weak capacity to meet its financial commitments relative to other national obligors. Adverse business, financial, or economic conditions would likely impair the obligor's capacity or willingness to meet its financial commitments.
xxCCC	An obligor rated 'xxCCC' is currently vulnerable relative to other national obligors and is dependent upon favorable business and financial conditions to meet its financial commitments.
xxCC	An obligor rated 'xxCC' is currently highly vulnerable to defaulting on its financial commitments relative to other national obligors. The 'xxCC' rating is used when a default has not yet occurred, but Standard & Poor's expects default to be a virtual certainty, regardless of the anticipated time to default.
R	An obligor rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision, the regulators may have the power to favor one class of obligations over others or pay some obligations and not others.
SD and D	An obligor rated 'SD' (selective default) or 'D' is in default on one or more of its financial obligations including rated and unrated financial obligations but excluding hybrid instruments classified as regulatory capital or in non-payment according to terms. An obligor is considered in default unless Standard & Poor's believes that such payments will be made within five business days of the due date in the absence of a stated grace period, or within the earlier of the stated grace period or 30 calendar days. A 'D' rating is assigned when Standard & Poor's believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An 'SD' rating is assigned when Standard & Poor's believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. An obligor's rating is lowered to 'D' or 'SD' if it is conducting a distressed exchange offer.

*The credit ratings from 'xxAA' to 'xxCCC' may be modified by the addition of a plus (+) or minus (-) to show relative strength with the rating category.

6. National Scale Short-Term Issuer Credit Ratings

Table 18

National Scale Short-Term Issuer Credit Ratings*	
Category	**Definition**
xxA-1	An obligor with a 'xxA-1' short-term credit rating has a strong capacity to meet financial commitments relative to that of other national obligors. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations, relative to that of other obligors in the national market, is extremely strong.
xxA-2	An obligor with a 'xxA-2' short-term credit rating has a satisfactory capacity to meet financial obligations relative to that of other national obligors.
xxA-3	An obligor with a 'xxA-3' short-term credit rating has an adequate capacity to meet financial commitments relative to that of other national obligors. However, the obligor is more vulnerable to adverse changes in business circumstances or economic conditions than higher-rated obligors.
xxB	An obligor with a 'xxB' short-term credit rating has a weak capacity to meet financial commitments, relative to that of other national obligors, and is vulnerable to adverse business, financial, or economic conditions.
xxC	An obligor with a 'xxC' short-term credit rating has a doubtful capacity to meet financial commitments.
R	An obligor rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision, the regulators may have the power to favor one class of obligations over others or pay some obligations and not others.
SD and D	An obligor rated 'SD' (selective default) or 'D' has failed to pay one or more of its financial obligations (rated or unrated), excluding hybrid instruments classified as regulatory capital or in nonpayment according to terms, when it came due. An obligor is considered in default unless Standard & Poor's believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. A 'D' rating is assigned when Standard & Poor's believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An 'SD' rating is assigned when Standard & Poor's believes that the obligor has selectively defaulted on a specific issue or class of obligations, excluding hybrid instruments classified as regulatory capital, but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. An obligor's rating is lowered to 'D' or 'SD' if it is conducting a distressed exchange offer.

*Apply to an obligor's capacity to meet financial commitments over a time horizon of less than one year.

C. National Scale Insurer Financial Strength Ratings

63. A national scale insurer financial strength rating is a forward-looking opinion about the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms, relative to other insurers in the national market.

64. This opinion is not specific to any particular policy or contract, nor does it address the suitability of a particular policy or contract for a specific purpose or purchaser. Furthermore, the opinion does not take into account deductibles, surrender or cancellation penalties, timeliness of payment, nor the likelihood of the use of a defense such as fraud to deny claims.

65. Insurer financial strength ratings do not refer to an organization's ability to meet nonpolicy (i.e., debt) obligations. Assignment of ratings to debt issued by insurers or to debt issues that are fully or partially supported by insurance policies, contracts, or guarantees is a separate process from the determination of insurer financial strength ratings, and follows procedures consistent with those used to assign an issue credit rating.

Table 19

National Scale Insurer Financial Strength Ratings*	
Category	**Definition**
nsAAA	An insurer rated 'nsAAA' has extremely strong financial security characteristics, relative to other insurers in the national market. 'nsAAA' is the highest insurer financial strength rating assigned by Standard & Poor's on the national scale.

Table 19

National Scale Insurer Financial Strength Ratings* (cont.)	
nsAA	An insurer rated 'nsAA' has very strong financial security characteristics, relative to other insurers in the national market, differing only slightly from those rated higher.
nsA	An insurer rated 'nsA' has strong financial security characteristics, relative to other insurers in the national market but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.
nsBBB	An insurer rated 'nsBBB' has good financial security characteristics, relative to other insurers in the national market but is more likely to be affected by adverse business conditions than are higher-rated insurers.
nsBB, nsB, nsCCC, and nsCC	An insurer rated 'nsBB' or lower is regarded as having vulnerable financial security characteristics, relative to other insurers in the national market that may outweigh its strengths. 'nsBB' indicates the least degree of vulnerability within the range; 'nsCC' the highest.
nsBB	An insurer rated 'nsBB' has marginal financial security characteristics, relative to other insurers in the national market. Positive attributes exist, but adverse business conditions could lead to insufficient ability to meet financial commitments.
nsB	An insurer rated 'nsB' has weak financial security characteristics, relative to other insurers in the national market. Adverse business conditions will likely impair its ability to meet financial commitments.
nsCCC	An insurer rated 'nsCCC' has very weak financial security characteristics, relative to other insurers in the national market, and is dependent on favorable business conditions to meet financial commitments.
nsCC	An insurer rated 'nsCC' has extremely weak financial security characteristics, relative to other insurers in the national market and is likely not to meet some of its financial commitments.
R	An insurer rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision, the regulators may have the power to favor one class of obligations over others or pay some obligations and not others. The rating does not apply to insurers subject only to nonfinancial actions such as market conduct violations.
SD and D	An insurer rated 'SD' (selective default) or 'D' is in default on one or more of its insurance policy obligations but is not under regulatory supervision that would involve a rating of 'R'. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on a policy obligation are at risk. A 'D' rating is assigned when Standard & Poor's believes that the default will be a general default and that the obligor will fail to pay substantially all of its obligations in full in accordance with the policy terms.An 'SD' rating is assigned when Standard & Poor's believes that the insurer has selectively defaulted on a specific class of policies, but it will continue to meet its payment obligations on other classes of obligations. A selective default includes the completion of a distressed exchange offer. Claim denials due to lack of coverage or other legally permitted defenses are not considered defaults.
NR	An insurer designated 'NR' is not rated.

*Ratings from 'nsAA' to 'nsCCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

D. Canada National Scale Ratings

66. Canadian national scale ratings use a unique set of rating definitions detailed in paragraphs 67-72 and tables 20-22.

1. Canadian Commercial Paper Ratings

67. A Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet the financial commitments associated with a specific commercial paper program or other short-term financial instrument ("obligation") relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets ("obligors") with respect to their own financial obligations.

Table 20

Canada National Scale Commercial Paper Ratings	
Category	**Definition**
A-1(High)	A short-term obligation rated 'A-1(High)' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong. Obligations would qualify for a rating of 'A-1(High)' on the Canadian commercial paper rating scale where the issuer qualifies for a rating of 'A-1+' on Standard & Poor's global short-term rating scale.
A-1(Mid)	Short-term obligations rated 'A-1(Mid)' reflect a strong capacity for the obligor to meet its financial commitment on the obligation. Obligations would qualify for a rating of 'A-1(Mid)' on the Canadian commercial paper rating scale where the issuer qualifies for a rating of 'A-1' on Standard & Poor's global short-term rating scale.
A-1(Low)	A short-term obligation rated 'A-1(Low)' is slightly more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory. Obligations would qualify for a rating of 'A-1(Low)' on the Canadian commercial paper rating scale where the issuer qualifies for a rating of 'A-2' on Standard & Poor's global short-term rating scale, and for a long-term issuer credit rating of 'A-' or 'BBB+' on Standard & Poor's global long-term rating scale.
A-2(Cdn)	Obligations rated 'A-2(Cdn)' reflect a satisfactory capacity of the obligor to fulfill its financial commitment on the obligation, while exhibiting higher susceptibility to changing circumstances or economic conditions than obligations rated 'A-1(Low)'. Obligations would qualify for a rating of 'A-2(Cdn)' on the Canadian commercial paper rating scale where the issuer qualifies for a rating of 'A-2' on Standard & Poor's global short-term rating scale, and for a long-term issuer credit rating of 'BBB' on Standard & Poor's global long-term rating scale.
A-3	A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations would qualify for a rating of 'A-3' on the Canadian commercial paper rating scale where the issuer qualifies for a rating of 'A-3' on Standard & Poor's global short-term rating scale.
B	A short-term obligation rated 'B' is regarded as having significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties that could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. Obligations would qualify for a rating of 'B' on the Canadian commercial paper rating scale where the issuer qualifies for a rating of 'B' on Standard & Poor's global short-term rating scale.
C	A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. Obligations would qualify for a rating of 'C' on the Canadian commercial paper rating scale where the issuer qualifies for a rating of 'C' on Standard & Poor's global short-term rating scale.
D	A short-term obligation rated 'D' is in payment default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

2. Canadian Fund Sensitivity Ratings

68. A fund sensitivity rating is a forward-looking opinion about a fund's inherent share price and return sensitivity to changing market conditions, as measured by the variability of its share price and return. The rating is based on a fund's Value at Risk (VaR; see paragraph 69) relative to a 1-year risk free benchmark. For each sensitivity rating category, risk limits are established that are based on a multiple of VaR compared to the 1-year market benchmark.

Table 21

Canada National Scale Fund Sensitivity Ratings (see paragraph 68)	
Category	**Definition**
Low Sensitivity	Funds that possess low share price and return variability compared to a 1-year risk free benchmark are rated 'Low Sensitivity.' Within the category, certain funds are rated 'Extremely Low Sensitivity', indicating extremely low sensitivity to changing market conditions.
Low to Moderate Sensitivity	Funds that possess low to moderate share price and return variability compared to a 1-year risk free benchmark are rated 'Low to Moderate Sensitivity.'
Moderate Sensitivity	Funds that possess moderate share price and return variability compared to a 1-year risk free benchmark are rated 'Moderate Sensitivity.'
Moderate to High Sensitivity	Funds that possess moderate to high share price and return variability compared to a 1-year risk free benchmark are rated 'Moderate to High Sensitivity.'
High Sensitivity	Funds that possess high share price and return variability compared to a 1-year risk free benchmark are rated 'High Sensitivity.'
Extremely High Sensitivity	Funds that possess extremely high share price and return variability compared to a 1-year risk free benchmark are rated 'Extremely High Sensitivity.'

69. Value at Risk (VaR) is a probability-based metric for quantifying the market risk of assets and portfolios. VaR is often used as an approximation of the "maximum reasonable loss" over a chosen time horizon. To quantify a fund's sensitivity rating profile, Standard & Poor's utilizes the 250-day historical 99% VaR of the fund's return versus the same VaR of the benchmark.

70. Risk free benchmark for the country of domicile for each rated fund. Where no risk free benchmark is available, Standard & Poor's utilizes the most appropriate benchmark for that market.

Below is a list of the benchmarks used in the analysis:

- United States: 1-Year T-Bill Index
- Canada: Scotia 1-Year Canadian T-Bill Index

3. Canadian Preferred Share Scale Ratings

71. The Standard & Poor's Canadian preferred share rating scale serves issuers, investors, and intermediaries in the Canadian financial markets by expressing preferred share ratings (determined in accordance with global rating criteria) in terms of rating symbols that have been actively used in the Canadian market over a number of years. A Standard & Poor's preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of Standard & Poor's. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. It is the practice of Standard & Poor's to present an issuer's preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.

72. The following table shows the national scale preferred share ratings and the corresponding global scale preferred share ratings:

Table 22

Canada National Scale Preferred Share Scale			
National Scale Preferred Share Rating	**Global Scale Preferred Share Rating**	**National Scale Preferred Share Rating**	**Global Scale Preferred Share Rating**
P-1(High)	AA	P-3(Low)	BB-
P-1	AA-	P-4(High)	B+
P-1	A+	P-4	B
P-1(Low)	A	P-4(Low)	B-
P-1(Low)	A-	P-5(High)	CCC+
P-2(High)	BBB+	P-5	CCC
P-2	BBB	P-5(Low)	CCC-
P-2(Low)	BBB-	CC	CC
P-3(High)	BB+	C	C
P-3	BB	D	D

E. Nordic Regional Scale Short-Term Ratings

73. Nordic regional scale ratings use a unique set of rating definitions detailed in paragraph 74 and tables 23 and 24.

74. The following is the Nordic Regional Scale that applies to short-term obligations. The Nordic regional scale that applies to short-term issue credit ratings appears in table 23. The Nordic regional scale that applies to short-term issuer credit ratings appears in table 24.

Table 23

Nordic Regional Scale Short-Term Issue Credit Ratings	
Category	**Definition**
K-1	A short-term obligation rated 'K-1' exhibits strong protection parameters. This indicates that the obligor's capacity to meet its financial commitment on these obligations is strong.
K-2	A short-term obligation rated 'K-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.
K-3	A short-term obligation rated 'K-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
K-4	A short-term obligation rated 'K-4' has speculative characteristics but is less vulnerable in the near term than other lower-rated obligations. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitments.
K-5	A short-term obligation rated 'K-5' is regarded as vulnerable and has significant speculative characteristics, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments.
K-6	A short-term obligation rated 'K-6' is currently vulnerable to nonpayment, and the obligor is dependent upon favorable business, financial, and economic conditions to meet its financial commitments.
D	A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

Table 24

Nordic Regional Scale Short-Term Issuer Credit Ratings

Category	Definition
K-1	An obligor rated 'K-1' is regarded as having a strong capacity to meet its financial commitments.
K-2	An obligor rated 'K-2' is regarded as having a satisfactory capacity to meet its financial commitments. However, it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in 'K-1'.
K-3	An obligor rated 'K-3' is regarded as having an adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.
K-4	An obligor rated 'K-4' has speculative characteristics but is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitments.
K-5	An obligor rated 'K-5' is regarded as vulnerable and has significant speculative characteristics, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitments.
K-6	An obligor rated 'K-6' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments.
D/SD	An obligor rated 'SD' (selective default) or 'D' has failed to pay one or more of its financial obligations (rated or unrated), excluding hybrid instruments classified as regulatory capital or in non-payment according to terms, when it came due. An obligor is considered in default unless Standard & Poor's believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. A 'D' rating is assigned when Standard & Poor's believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An 'SD' rating is assigned when Standard & Poor's believes that the obligor has selectively defaulted on a specific issue or class of obligations, excluding hybrid instruments classified as regulatory capital, but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. An obligor's rating is lowered to 'D' or 'SD' if it is conducting a distressed exchange offer.

F. Standard & Poor's Maalot (Israel) National Scale Ratings

75. Standard & Poor's Maalot (Israel) national scale uses a unique set of rating definitions detailed in paragraphs 76-86 and tables 25-29.

76. The Standard & Poor's Maalot (Israel) national scale serves issuers, insurers, counterparties, intermediaries, and investors in the financial markets of the State of Israel by providing both debt credit ratings, which apply to a specific debt instrument, and issuer credit ratings, which apply to an obligor (i.e., borrower, guarantor, bank, insurer, or other provider of credit enhancement). The Standard & Poor's Maalot national scale uses Standard & Poor's global rating symbols with the addition of an 'il' prefix to denote "Israel" and the scale's focus on Israeli financial markets. For the most part, the criteria employed for determining ratings on the Standard & Poor's Maalot national scale are similar to those employed on the Standard & Poor's global scale. Standard & Poor's Maalot national scale credit ratings provide a rank ordering of credit risk within the country. As a result, the Standard & Poor's Maalot national scale is not directly comparable to Standard & Poor's global scale or to any other national rating scale.

1. Debt Credit Ratings

77. A Standard & Poor's Maalot national scale debt credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific debt, bond, lease, commercial paper program, certificate of deposit, or other financial instrument ("obligation") relative to the creditworthiness of other Israeli obligors with respect to their own financial obligations. Israeli obligors include all active borrowers, guarantors, banks, insurers, and other

providers of credit enhancement residing in Israel, as well as any foreign obligor active in Israeli financial markets.

2. Long-Term Debt Credit Ratings

78. Standard & Poor's Maalot national scale debt credit ratings are based, in varying degrees, on the analysis of the following considerations:

- The relative likelihood of payment--the rating assesses the obligor's capacity and willingness to meet its financial commitments in accordance with the terms of the obligation, compared with other Israeli obligors;
- The obligation's nature and provisions; and
- Protection afforded to, and the relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under bankruptcy laws and other laws affecting creditors' rights.

79. Obligation ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

Table 25

Standard & Poor's Maalot (Israel) National Scale Long-Term Issue Ratings*	
Category	**Definition**
ilAAA	An obligation rated 'ilAAA' has the highest rating assigned on Standard & Poor's Maalot national scale. The obligor's capacity to meet its financial commitments on the obligation, relative to other Israeli obligors, is very strong.
ilAA	An obligation rated 'ilAA' differs from the highest-rated debt only to a small degree. The obligor's capacity to meet its financial commitments on the obligation, relative to other Israeli obligors, is strong.
ilA	An obligation rated 'ilA' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher –rated obligors. Still, the obligor has a moderately strong capacity to meet its financial commitments on the obligation, relative to other Israeli obligors.
ilBBB	An obligation rated 'ilBBB' exhibits reasonably adequate protection parameters relative to other Israeli obligations. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity on the part of the obligor to meet its financial commitments on the obligation.
ilBB; ilB; ilCCC; ilCC; and ilC	Obligations rated 'ilBB', 'ilB', 'ilCCC', 'ilCC', and 'ilC' on the Standard & Poor's Maalot national rating scale are regarded as having high risk relative to other Israeli obligations. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions relative to other Israeli obligations.
ilBB	An obligation rated 'ilBB' denotes somewhat weak protection parameters relative to other Israeli obligations. The obligor's capacity to meet its financial commitments on the obligation is somewhat weak because of major ongoing uncertainties or exposure to adverse business, financial, or economic conditions.
ilB	An obligation rated 'ilB' is more vulnerable than obligations rated 'ilBB' relative to other Israeli obligations. The obligor currently has a weak capacity to meet its financial obligations. Adverse business, financial, or economic conditions, however, would likely impair capacity or willingness of the obligor to meet its financial commitments on the obligation.
ilCCC	An obligation rated 'ilCCC' is currently vulnerable to nonpayment, relative to other Israeli obligations, and is dependent upon favorable business and financial conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is unlikely to have the capacity to meet its financial commitment on the obligation.
ilCC	An obligation rated 'ilCC' is currently highly vulnerable to nonpayment relative to other Israeli obligations. The 'ilCC' rating is used when a default has not yet occurred, but Standard & Poor's Maalot expects default to be a virtual certainty, regardless of the anticipated time to default.
ilC	An obligation rated 'ilC' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.
D	An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's Maalot believes that such payments will be made within five business days in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

*The ratings from 'ilAA' to 'ilCCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative strength within the rating category.

3. Short-Term Ratings

80. Apply to obligations with an original maturity of less than one year.

Table 26

Category	Definition
Standard & Poor's Maalot (Israel) National Scale Short-Term Issue Ratings	
ilA-1	A short-term obligation rated 'ilA-1' is rated in the highest category on Standard & Poor's Maalot Israeli national scale. The obligor's capacity to meet its commitments on the obligation, relative to other Israeli obligors, is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations, relative to that of other obligors in the Israeli market, is very strong.
ilA-2	A short-term obligation rated 'ilA-2' is slightly more susceptible to adverse changes in circumstances and economic conditions than obligations rated 'ilA-1'. The obligor's capacity to meet its financial commitments on the obligation, relative to other Israeli obligors, is satisfactory.
ilA-3	A short-term obligation rated 'ilA-3' denotes adequate protection parameters relative to other short-term Israeli obligations. It is, however, more vulnerable to adverse effects of changes in circumstances than obligations carrying the higher designations.
ilB	A short-term obligation rated 'ilB' denotes weak protection parameters relative to other short-term Israeli obligations. It is vulnerable to adverse business, financial, or economic conditions.
ilC	A short-term obligation rated 'ilC' denotes doubtful capacity for payment.
D	A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid capital instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Standard & Poor's Maalot believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

4. Issuer Credit Ratings

81. A Standard & Poor's Maalot national scale issuer credit rating is a forward-looking opinion about the overall creditworthiness of a debt issuer, guarantor, bank, insurer, or other provider of credit enhancement ("obligor") to meet its financial obligations as they come due, relative to other Israeli obligors. Such Israeli obligors include all active borrowers, guarantors, banks, insurers, and other providers of credit enhancement residing in Israel, as well as foreign obligors active on Israeli financial markets. A counterparty credit rating is a form of issuer credit rating.

82. Issuer credit ratings do not apply to specific obligations, as they do not take into account the nature and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences, or the legality and enforceability of the obligation. In addition, they do not take into account the creditworthiness of the guarantors, insurers, or other forms of credit enhancement on the obligation.

5. Long-Term Issuer Credit Ratings

Table 27

Standard & Poor's Maalot (Israel) National Scale Long-Term Issuer Ratings*	
Category	**Definition**
ilAAA	An obligor rated 'ilAAA' has a very strong capacity to meet its financial commitments relative to that of other Israeli obligors. 'ilAAA' is the highest issuer credit rating assigned according to the Standard & Poor's Maalot national scale.
ilAA	An obligor rated 'ilAA' differs from the highest-rated obligors only to a small degree, and has a strong capacity to meet its financial commitments relative to that of other Israeli obligors.
ilA	An obligor rated 'ilA' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher-rated obligors. Still, the obligor has a moderately strong capacity to meet its financial commitments relative to that of other Israeli obligors.
ilBBB	An obligor rated 'ilBBB' has a reasonably adequate capacity to meet its financial commitments relative to that of other Israeli obligors. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.
ilBB; ilB; ilCCC; and ilCC	Obligors rated 'ilBB', 'ilB', 'ilCCC', and 'ilCC' on the Standard & Poor's Maalot national rating scale are regarded as having high risk relative to other Israeli obligors. While such obligors will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions relative to other Israeli obligors.
ilBB	An obligor rated 'ilBB' denotes somewhat weak capacity to meet its financial commitments, although it is less vulnerable than other lower-rated Israeli obligors. However, it faces ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could result in an inadequate capacity on the part of the obligor to meet its financial commitments.
ilB	An obligor rated 'ilB' is more vulnerable than obligors rated 'ilBB'. The obligor currently has a weak capacity to meet its financial commitments relative to other Israeli obligors. Adverse business, financial, or economic conditions would likely impair the obligor's capacity or willingness to meet its financial commitments.
ilCCC	An obligor rated 'ilCCC' is currently vulnerable relative to other Israeli obligors and is dependent upon favorable business and financial conditions to meet its financial commitments.
ilCC	An obligor rated 'ilCC' is currently highly vulnerable to defaulting on its financial commitments relative to other Israeli obligors. The 'ilCC' rating is used when a default has not yet occurred, but Standard & Poor's Maalot expects default to be a virtual certainty, regardless of the anticipated time to default.
R	An obligor rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision, the regulators may have the power to favor one class of obligations over others or pay some obligations and not others.
SD and D	An obligor rated 'SD' (selective default) or 'D' is in default on one or more of its financial obligations including rated and unrated financial obligations but excluding hybrid instruments classified as regulatory capital or in non-payment according to terms. An obligor is considered in default unless Standard & Poor's Maalot believes that such payments will be made within five business days of the due date in the absence of a stated grace period, or within the earlier of the stated grace period or 30 calendar days. A 'D' rating is assigned when Standard & Poor's Maalot believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An 'SD' rating is assigned when Standard & Poor's Maalot believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. An obligor's rating is lowered to 'D' or 'SD' if it is conducting a distressed exchange offer.

*The ratings from 'ilAA' to 'ilCCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative strength within the rating category.

6. Short-Term Issuer Credit Ratings

83. Apply to obligors' capacity to meet financial commitments over a time horizon of less than one year.

Table 28

Standard & Poor's Maalot (Israel) National Scale Short-Term Issuer Ratings

Category	Definition
ilA-1	An obligor with an 'ilA-1' short-term rating has a strong capacity to meet financial commitments relative to that of other Israeli obligors. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations, relative to that of other obligors in the Israeli market, is very strong.
ilA-2	An obligor with an 'ilA-2' short-term rating has a satisfactory capacity to meet financial obligations relative to that of other Israeli obligors.
ilA-3	An obligor with an 'ilA-3' short-term rating has an adequate capacity to meet financial commitments relative to that of other Israeli obligors. However, the obligor is more vulnerable to adverse changes in business circumstances or economic conditions than higher-rated obligors.
ilB	An obligor with an 'ilB' short-term rating has a weak capacity to meet financial commitments, relative to that of other Israeli obligors, and is vulnerable to adverse business, financial, or economic conditions.
ilC	An obligor with an 'ilC' short-term rating has a doubtful capacity to meet financial commitments.
R	An obligor rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision the regulators may have the power to favor one class of obligations over others or pay some obligations and not others.
SD and D	An obligor rated 'SD' (selective default) or 'D' has failed to pay one or more of its financial obligations (rated or unrated), excluding hybrid instruments classified as regulatory capital or in nonpayment according to terms, when it came due. An obligor is considered in default unless Standard & Poor's Maalot believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. A 'D' rating is assigned when Standard & Poor's Maalot believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. An 'SD' rating is assigned when Standard & Poor's Maalot believes that the obligor has selectively defaulted on a specific issue or class of obligations, excluding hybrid instruments classified as regulatory capital, but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. An obligor's rating is lowered to 'D' or 'SD' if it is conducting a distressed exchange offer.

7. Insurer Financial Strength Ratings

84. A Standard & Poor's Maalot (Israel) national scale insurer financial strength rating is a forward-looking opinion about the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms, relative to other insurers in the national market.

85. This opinion is not specific to any particular policy or contract, nor does it address the suitability of a particular policy or contract for a specific purpose or purchaser. Furthermore, the opinion does not take into account deductibles, surrender or cancellation penalties, timeliness of payment, nor the likelihood of the use of a defense such as fraud to deny claims.

86. Insurer financial strength ratings do not refer to an organization's ability to meet nonpolicy (i.e., debt) obligations. Assignment of ratings to debt issued by insurers or to debt issues that are fully or partially supported by insurance policies, contracts, or guarantees is a separate process from the determination of insurer financial strength ratings, and follows procedures consistent with those used to assign an issue credit rating.

Table 29

Standard & Poor's Maalot (Israel) National Scale Insurer Financial Strength Ratings*

Category	Definition
ilAAA	An insurer rated 'ilAAA' has extremely strong financial security characteristics, relative to other insurers in the Israel market. 'ilAAA' is the highest insurer financial strength rating assigned by Standard & Poor's on the Maalot (Israel) national scale.
ilAA	An insurer rated 'ilAA' has very strong financial security characteristics, relative to other insurers in the Israel market, differing only slightly from those rated higher.

Table 29

Standard & Poor's Maalot (Israel) National Scale Insurer Financial Strength Ratings* (cont.)	
ilA	An insurer rated 'ilA' has strong financial security characteristics, relative to other insurers in the Israel market but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.
ilBBB	An insurer rated 'ilBBB' has good financial security characteristics, relative to other insurers in the Israel market but is more likely to be affected by adverse business conditions than are higher-rated insurers.
ilBB, ilB, ilCCC, and ilCC	An insurer rated 'ilBB' or lower is regarded as having vulnerable financial security characteristics, relative to other insurers in the Israel market that may outweigh its strengths. 'ilBB' indicates the least degree of vulnerability within the range; 'ilCC' the highest.
ilBB	An insurer rated 'ilBB' has marginal financial security characteristics, relative to other insurers in the Israel market. Positive attributes exist, but adverse business conditions could lead to insufficient ability to meet financial commitments.
ilB	An insurer rated 'ilB' has weak financial security characteristics, relative to other insurers in the Israel market. Adverse business conditions will likely impair its ability to meet financial commitments.
ilCCC	An insurer rated 'ilCCC' has very weak financial security characteristics, relative to other insurers in the Israel market, and is dependent on favorable business conditions to meet financial commitments.
ilCC	An insurer rated 'ilCC' has extremely weak financial security characteristics, relative to other insurers in the Israel market and is likely not to meet some of its financial commitments.
R	An insurer rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision, the regulators may have the power to favor one class of obligations over others or pay some obligations and not others. The rating does not apply to insurers subject only to nonfinancial actions such as market conduct violations.
SD and D	An insurer rated 'SD' (selective default) or 'D' is in default on one or more of its insurance policy obligations but is not under regulatory supervision that would involve a rating of 'R'. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on a policy obligation are at risk. A 'D' rating is assigned when Standard & Poor's believes that the default will be a general default and that the obligor will fail to pay substantially all of its obligations in full in accordance with the policy terms.An 'SD' rating is assigned when Standard & Poor's believes that the insurer has selectively defaulted on a specific class of policies, but it will continue to meet its payment obligations on other classes of obligations. A selective default includes the completion of a distressed exchange offer. Claim denials due to lack of coverage or other legally permitted defenses are not considered defaults.
NR	An insurer designated 'NR' is not rated.

*Ratings from 'ilAA' to 'ilCCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

G. Taiwan Ratings National Scale Ratings

87. Taiwan Ratings Corporation (Taiwan Ratings) is a majority owned subsidiary of Standard & Poor's operating as Taiwan Ratings Corporation (Taiwan Ratings). Taiwan Ratings national scale serves issuers, insurers, counterparties, intermediaries, and investors in Taiwan's financial markets providing:

- issue credit ratings, which apply to a specific obligation,
- issuer credit ratings, which apply to an obligor (i.e. borrower, guarantor, bank, insurer, or other provider of credit enhancement),
- insurer financial strength ratings, which apply to an insurer's ability to pay under its insurance policies and contracts in accordance with their terms, and
- fixed-income fund credit quality ratings identified with an 'f' suffix to denote funds that exhibit variable net asset values.

88. Taiwan Ratings national scale uses Standard & Poor's global rating symbols with the addition of a 'tw' prefix to denote "Taiwan" and the scale's focus on the Taiwanese financial markets. The criteria employed for determining ratings on Taiwan Ratings national scale are comparable to those employed on the Standard & Poor's global scale, and the mapping of Taiwan Ratings national scale ratings to Standard & Poor's global scale ratings is publicly available and

can be found at www.taiwanratings.com.

89. Taiwan Ratings' long-term and short-term issue and issuer credit rating definitions and insurer financial strength ratings definitions outlined in tables 30-34 are the same as those in tables 15-19 except they apply to Taiwan Ratings rather than Standard & Poor's. Taiwan Ratings fixed-income fund credit quality ratings definitions are described in table 35.

Taiwan Ratings Issue Credit Ratings

90. A Taiwan Ratings issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific debt, bond, lease, commercial paper program, certificate of deposit, or other financial instrument ("obligation") relative to the creditworthiness of other Taiwanese obligors with respect to their own financial obligations. Taiwanese obligors include all active borrowers, guarantors, insurers, and other providers of credit enhancement residing in Taiwan, as well as any foreign obligor active in Taiwan's financial markets.

91. Taiwan Ratings issue credit ratings are based, in varying degrees, on the analysis of the following considerations:

- The relative likelihood of payment–the rating assesses the obligor's capacity and willingness to meet its financial commitments in accordance with the terms of the obligation, compared with other Taiwanese obligors;
- The obligation's nature and provisions; and
- Protection afforded to, and the relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under bankruptcy laws and other laws affecting creditors' rights

Taiwan Ratings Long-Term Issue Credit Ratings

Table 30

Taiwan Ratings Long-Term Issue Credit Ratings*

Category	Definition
twAAA	An obligation rated 'twAAA' has the highest credit rating assigned on Taiwan Ratings national scale. The obligor's capacity to meet its financial commitments on the obligation, relative to other Taiwanese obligors, is extremely strong.
twAA	An obligation rated 'twAA' differs from the highest-rated debt only to a small degree. The obligor's capacity to meet its financial commitments on the obligation, relative to other Taiwanese obligors, is very strong.
twA	An obligation rated 'twA' is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than higher-rated debt. Still, the obligor's capacity to meet its financial commitments on the obligation, relative to other Taiwanese obligors, is strong.
twBBB	An obligation rated 'twBBB' exhibits adequate protection parameters relative to other Taiwanese obligations. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity on the part of the obligor to meet its financial commitments on the obligation.
twBB; twB; twCCC; twCC; and twC	Obligations rated 'twBB', 'twB', 'twCCC', 'twCC', and 'twC' on the Taiwan Ratings national credit rating scale are regarded as having high risk relative to other national obligations. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions relative to other Taiwanese obligations.
twBB	An obligation rated 'twBB' denotes somewhat weak protection parameters relative to other Taiwanese obligations. The obligor's capacity to meet its financial commitments on the obligation is somewhat weak because of major ongoing uncertainties or exposure to adverse business, financial, or economic conditions.
twB	An obligation rated 'twB' is more vulnerable than obligations rated 'twBB' relative to other Taiwanese obligations. The obligor currently has a weak capacity to meet its financial obligations. Adverse business, financial, or economic conditions, however, would likely impair capacity or willingness of the obligor to meet its financial commitments on the obligation.
twCCC	An obligation rated 'twCCC' is currently vulnerable to nonpayment, relative to other Taiwanese obligations, and is dependent upon favorable business and financial conditions for the obligor to meet its financial commitments on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
twCC	An obligation rated 'twCC' is currently highly vulnerable to nonpayment relative to other Taiwanese obligations. The 'twCC' rating is used when a default has not yet occurred, but Taiwan Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
twC	An obligation rated 'twC' is currently highly vulnerable to nonpayment, and the obligation is expected to have lower relative seniority or lower ultimate recovery compared to obligations that are rated higher.
D	An obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Taiwan Ratings believes that such payments will be made within five business days, in the absence of a stated grace period or within the earlier of the stated grace period or 30 calendar days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' upon completion of a distressed exchange offer.

*The credit ratings from 'twAA' to 'twCCC' may be modified by the addition of a plus (+) or minus (-) to show relative strength with the rating category.

Taiwan Ratings Short-Term Issue Credit Ratings

Table 31

Category	Definition
Taiwan Ratings Short-Term Issue Credit Ratings*	
twA-1	A short-term obligation rated 'twA-1' is rated in the highest category on Taiwan Ratings national scale. The obligor's capacity to meet its commitments on the obligation, relative to other Taiwanese obligors, is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations, relative to other Taiwanese obligors, is extremely strong.
twA-2	A short-term obligation rated 'twA-2' is slightly more susceptible to adverse changes in circumstances and economic conditions than obligations rated 'twA-1'. The obligor's capacity to meet its financial commitments on the obligation, relative to other Taiwanese obligors, is satisfactory.
twA-3	A short-term obligation rated 'twA-3' denotes adequate protection parameters relative to other short-term Taiwanese obligations. It is, however, more vulnerable to adverse effects of changes in circumstances than obligations carrying the higher designations.
twB	A short-term obligation rated 'twB' denotes weak protection parameters relative to other short-term Taiwanese obligations. It is vulnerable to adverse business, financial, or economic conditions.
twC	A short-term obligation rated 'twC' denotes doubtful capacity for payment.
D	A short-term obligation rated 'D' is in default or in breach of an imputed promise. For non-hybrid instruments, the 'D' rating category is used when payments on an obligation are not made on the date due, unless Taiwan Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action and where default on an obligation is a virtual certainty, for example due to automatic stay provisions. An obligation's rating is lowered to 'D' if it is subject to a distressed exchange offer.

*Apply to obligations with an original maturity of less than one year.

Taiwan Ratings Issuer Credit Ratings

92. A Taiwan Ratings issuer credit rating is a forward-looking opinion about the overall creditworthiness of a debt issuer, guarantor, insurer, or other provider of credit enhancement ("obligor") to meet its financial obligations as they come due, relative to other Taiwanese obligors. Such Taiwanese obligors include all active borrowers, guarantors, insurers, and other providers of credit enhancement residing in Taiwan, as well as foreign obligors active in Taiwan's financial markets.

93. Issuer credit ratings do not apply to specific obligations, as they do not take into account the nature and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences, or the legality and enforceability of the obligation. In addition, they do not take into account the creditworthiness of the guarantors, insurers, or other forms of credit enhancement on the obligation.

94. Counterparty credit ratings and corporate credit ratings are all forms of issuer credit ratings.

Taiwan Ratings Long-Term Issuer Credit Ratings

Table 32

Taiwan Ratings Long-Term Issuer Credit Ratings*	
Category	**Definition**
twAAA	An obligor rated 'twAAA' has an extremely strong capacity to meet its financial commitments relative to that of other Taiwanese obligors. 'twAAA' is the highest issuer credit rating assigned according to Taiwan Ratings national scale.
twAA	An obligor rated 'twAA' differs from the highest-rated obligors only to a small degree, and has a very strong capacity to meet its financial commitments relative to that of other Taiwanese obligors.
twA	An obligor rated 'twA' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher-rated obligors. Still, the obligor has a strong capacity to meet its financial commitments relative to that of other Taiwanese obligors.
twBBB	An obligor rated 'twBBB' has an adequate capacity to meet its financial commitments relative to that of other Taiwanese obligors. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.
twBB; twB; twCCC; and twCC	Obligors rated 'twBB', 'twB', 'twCCC', and 'twCC' on the Taiwan Ratings credit rating scale are regarded as having high risk relative to other Taiwanese obligors. While such obligors will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposure to adverse conditions relative to other Taiwanese obligors.
twBB	An obligor rated 'twBB' denotes somewhat weak capacity to meet its financial commitments, although it is less vulnerable than other lower-rated Taiwanese obligors. However, it faces ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could result in an inadequate capacity on the part of the obligor to meet its financial commitments.
twB	An obligor rated 'twB' is more vulnerable than obligors rated 'twBB'. The obligor currently has a weak capacity to meet its financial commitments relative to other Taiwanese obligors. Adverse business, financial, or economic conditions would likely impair the obligor's capacity or willingness to meet its financial commitments.
twCCC	An obligor rated 'twCCC' is currently vulnerable relative to other Taiwanese obligors and is dependent upon favorable business and financial conditions to meet its financial commitments.
twCC	An obligor rated 'twCC' is currently highly vulnerable to defaulting on its financial commitments relative to other Taiwanese obligors. The 'twCC' rating is used when a default has not yet occurred, but Taiwan Ratings expects default to be a virtual certainty, regardless of the anticipated time to default.
R	An obligor rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision, the regulators may have the power to favor one class of obligations over others or pay some obligations and not others.
SD and D	An obligor rated 'SD' (selective default) or 'D' is in default on one or more of its financial obligations including rated and unrated financial obligations but excluding hybrid instruments classified as regulatory capital or in non-payment according to terms. An obligor is considered in default unless Taiwan Ratings believes that such payments will be made within five business days, or within the earlier of the stated grace period or 30 calendar days. A 'D' rating is assigned when Taiwan Ratings believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. A 'SD' rating is assigned when Taiwan Ratings believes that the obligor has selectively defaulted on a specific issue or class of obligations but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. An obligor's rating is lowered to 'D' or 'SD' if it is conducting a distressed exchange offer.
NR	An issuer designated 'NR' is not rated.

*The credit ratings from 'twAA' to 'twCCC' may be modified by the addition of a plus (+) or minus (-) to show relative strength with the rating category.

Taiwan Ratings Short-Term Issuer Credit Ratings

Table 33

Taiwan Ratings Short-Term Issuer Credit Ratings*

Category	Definition
twA-1	An obligor with a 'twA-1' short-term credit rating has a strong capacity to meet financial commitments relative to that of other Taiwanese obligors. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations, relative to that of other obligors in the Taiwanese market, is extremely strong.
twA-2	An obligor with a 'twA-2' short-term credit rating has a satisfactory capacity to meet financial obligations relative to that of other Taiwanese obligors.
twA-3	An obligor with a 'twA-3' short-term credit rating has an adequate capacity to meet financial commitments relative to that of other Taiwanese obligors. However, the obligor is more vulnerable to adverse changes in business circumstances or economic conditions than higher-rated obligors.
twB	An obligor with a 'twB' short-term credit rating has a weak capacity to meet financial commitments, relative to that of other Taiwanese obligors, and is vulnerable to adverse business, financial, or economic conditions.
twC	An obligor with a 'twC' short-term credit rating has a doubtful capacity to meet financial commitments.
R	An obligor rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision, the regulators may have the power to favor one class of obligations over others or pay some obligations and not others.
SD and D	An obligor rated 'SD' (selective default) or 'D' has failed to pay one or more of its financial obligations (rated or unrated), excluding hybrid instruments classified as regulatory capital or that are in nonpayment according to terms, when it came due. An obligor is considered in default unless Taiwan Ratings believes that such payments will be made within any stated grace period. However, any stated grace period longer than five business days will be treated as five business days. A 'D' credit rating is assigned when Taiwan Ratings believes that the default will be a general default and that the obligor will fail to pay all or substantially all of its obligations as they come due. A 'SD' credit rating is assigned when Taiwan Ratings believes that the obligor has selectively defaulted on a specific issue or class of obligations, excluding hybrid instruments classified as regulatory capital, but it will continue to meet its payment obligations on other issues or classes of obligations in a timely manner. An obligor's rating is lowered to 'D' or 'SD' if it is conducting a distressed exchange offer.
NR	An issuer designated 'NR' is not rated.

*Apply to an obligor's capacity to meet financial commitments over a time horizon of less than one year.

Taiwan Ratings Insurer Financial Strength Ratings

95. A Taiwan Ratings' insurer financial strength rating is a forward-looking opinion about the financial security characteristics of an insurance organization with respect to its ability to pay under its insurance policies and contracts in accordance with their terms, relative to other insurers in the Taiwan market.

96. This opinion is not specific to any particular policy or contract, nor does it address the suitability of a particular policy or contract for a specific purpose or purchaser. Furthermore, the opinion does not take into account deductibles, surrender or cancellation penalties, timeliness of payment, nor the likelihood of the use of a defense such as fraud to deny claims.

97. Insurer financial strength ratings do not refer to an organization's ability to meet nonpolicy (i.e., debt) obligations. Assignment of ratings to debt issued by insurers or to debt issues that are fully or partially supported by insurance policies, contracts, or guarantees is a separate process from the determination of insurer financial strength ratings, and follows procedures consistent with those used to assign an issue credit rating.

Table 34

Taiwan Ratings Insurer Financial Strength Ratings*	
Category	**Definition**
twAAA	An insurer rated 'twAAA' has extremely strong financial security characteristics, relative to other insurers in the Taiwan market. 'twAAA' is the highest insurer financial strength rating assigned by Taiwan Ratings.
twAA	An insurer rated 'twAA' has very strong financial security characteristics, relative to other insurers in the Taiwan market, differing only slightly from those rated higher.
twA	An insurer rated 'twA' has strong financial security characteristics, relative to other insurers in the Taiwan market but is somewhat more likely to be affected by adverse business conditions than are insurers with higher ratings.
twBBB	An insurer rated 'twBBB' has good financial security characteristics, relative to other insurers in the Taiwan market but is more likely to be affected by adverse business conditions than are higher-rated insurers.
twBB, twB, twCCC, and twCC	An insurer rated 'twBB' or lower is regarded as having vulnerable financial security characteristics, relative to other insurers in the Taiwan market, which may outweigh its strengths. 'twBB' indicates the least degree of vulnerability within the range; 'twCC' the highest.
twBB	An insurer rated 'twBB' has marginal financial security characteristics, relative to other insurers in the Taiwan market. Positive attributes exist, but adverse business conditions could lead to insufficient ability to meet financial commitments.
twB	An insurer rated 'twB' has weak financial security characteristics, relative to other insurers in the Taiwan market. Adverse business conditions will likely impair its ability to meet financial commitments.
twCCC	An insurer rated 'twCCC' has very weak financial security characteristics, relative to other insurers in the Taiwan market, and is dependent on favorable business conditions to meet financial commitments.
twCC	An insurer rated 'twCC' has extremely weak financial security characteristics, relative to other insurers in the Taiwan market and is likely not to meet some of its financial commitments.
R	An insurer rated 'R' is under regulatory supervision owing to its financial condition. During the pendency of the regulatory supervision, the regulators may have the power to favor one class of obligations over others or pay some obligations and not others. The rating does not apply to insurers subject only to nonfinancial actions such as market conduct violations.
SD and D	An insurer rated 'SD' (selective default) or 'D' is in default on one or more of its insurance policy obligations but is not under regulatory supervision that would involve a rating of 'twR'.The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on a policy obligation are at risk. A 'D' rating is assigned when Taiwan Ratings believes that the default will be a general default and that the obligor will fail to pay substantially all of its obligations in full in accordance with the policy terms.An 'SD' rating is assigned when Taiwan Ratings believes that the insurer has selectively defaulted on a specific class of policies, but it will continue to meet its payment obligations on other classes of obligations. A selective default includes the completion of a distressed exchange offer. Claim denials due to lack of coverage or other legally permitted defenses are not considered defaults.
NR	An insurer designated 'NR' is not rated.

*Ratings from 'twAA' to 'twCCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

Taiwan Ratings Fund Credit Quality Ratings

98. Taiwan Ratings Fund Credit Quality Ratings, identified by the 'f' suffix, are assigned to fixed-income funds and other actively managed funds that exhibit variable net asset values. The 'tw' prefix indicates that the funds are rated using the Taiwan Ratings rating scale. A fund credit quality rating is not directly comparable to a debt rating because of differences in rating criteria.

99. These ratings are forward-looking opinions about the overall credit quality of a fund's portfolio. The ratings reflect the level of protection against losses from credit defaults.

Table 35

Taiwan Fixed-Income Fund National Scale Credit Quality Ratings*	
Category	**Definition**
twAAAf	The fund's portfolio holdings provide extremely strong protection against losses from credit defaults on the Taiwan Ratings' ratings scale.
twAAf	The fund's portfolio holdings provide very strong protection against losses from credit defaults on the Taiwan Ratings' ratings scale.
twAf	The fund's portfolio holdings provide strong protection against losses from credit defaults on the Taiwan Ratings' ratings scale.
twBBBf	The fund's portfolio holdings provide adequate protection against losses from credit defaults on the Taiwan Ratings' ratings scale.
twBBf	The fund's portfolio holdings provide uncertain protection against losses from credit defaults on the Taiwan Ratings' ratings scale.
twBf	The fund's portfolio holdings exhibit vulnerability to losses from credit defaults on the Taiwan Ratings' ratings scale.
twCCCf	The fund's portfolio holdings make it extremely vulnerable to losses from credit defaults on the Taiwan Ratings' ratings scale.

*The ratings from 'twAAf' to 'twCCCf' can be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

H. Japan SME National Scale Ratings

100. The Standard & Poor's Japan Small and Medium-Sized Enterprise (SME) national scale serves Japanese SMEs, lenders, suppliers, and other parties that have an interest in SME creditworthiness by providing enterprise credit ratings. A Standard & Poor's Japan SME rating reflects Standard & Poor's opinion of the overall financial capacity of a Japanese SME to meet its financial obligations as they come due, relative to other Japanese SME obligors. A Standard & Poor's Japan SME rating is a quantitatively derived indicator of creditworthiness. Calculations differ significantly from Standard & Poor's rating criteria and do not include subjective assessments or judgments of individual SMEs by analysts. Japan SME ratings are expressed using Standard & Poor's traditional credit rating symbols, but in lower case (e.g., 'bbb') to highlight that they are quantitatively derived.

101. Standard & Poor's Japan SME national scale is not directly comparable to Standard & Poor's global scale, to any other national rating scale or to scales for any quantitatively derived rating estimates. Japan SME ratings are assigned to small and medium-sized enterprises in Japan. For every rating category, firms with a Japan SME rating are typically smaller than firms with an "equivalent" Standard & Poor's credit rating on the global scale. Standard & Poor's rating analysts do not determine Japan SME ratings and, if Standard & Poor's ratings criteria were applied, it is unlikely that analysts would rate companies as indicated by the Japan SME ratings.

102. A Japan SME rating does not apply to any specific obligation, as it does not take into account the nature and provisions of the obligation, its standing in bankruptcy or liquidation, statutory preferences, or the legality and enforceability of the obligation. In addition, it does not take into account the creditworthiness of the guarantors, insurers, or other forms of credit enhancement on the obligation.

Table 36

Japan SME National Scale Ratings

Category	Definition
aaa	An obligor rated 'aaa' has a very strong capacity to meet its financial commitments relative to that of other Japanese SMEs. 'aaa' is the highest credit rating assigned on the Standard & Poor's Japan SME rating scale.
aa	An obligor rated 'aa' differs from the highest-rated obligors only to a small degree, and has a strong capacity to meet its financial commitments relative to that of other Japanese SMEs.
a	An obligor rated 'a' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than higher-rated obligors. Still, the obligor has a moderately strong capacity to meet its financial commitments relative to that of other Japanese SMEs.
bbb	An obligor rated 'bbb' has a reasonably adequate capacity to meet its financial commitments relative to that of other Japanese SMEs. However, adverse economic conditions or changing circumstances could impair the obligor's capacity to meet its financial commitments.
bb	An obligor rated 'bb' has somewhat weak capacity to meet its financial commitments relative to that of other Japanese SMEs. However, it faces ongoing uncertainties or exposure to adverse business, financial, or economic conditions, which could result in an inadequate capacity to meet its financial commitments.
b	An obligor rated 'b' has a weak capacity to meet its financial commitments relative to that of other Japanese SMEs. Adverse business, financial, or economic conditions will likely impair the obligor's capacity to meet its financial commitments.
ccc	An obligor rated 'ccc' is currently vulnerable to nonpayment relative to other Japanese SMEs, and is dependent upon favorable business and financial conditions to meet its financial commitments. In the event of adverse business, financial or economic conditions, the obligor is not likely to have the capacity to meet its financial commitments.

VI. OTHER CREDIT RELATED OPINIONS

A. Credit Estimates

103. A credit estimate is an indication, provided to a third party, of the likely Standard & Poor's issue or issuer credit rating on an unrated obligation or obligor. The estimate is based on input from a variety of sources including quantitative models, where applicable, and draws on analytical experience and sector knowledge of Standard & Poor's analysts. These estimates do not involve direct contact with the obligor's management or in-depth insight into operating, financial, or strategic issues that such contact may allow. Standard & Poor's does not maintain ongoing surveillance on credit estimates, but periodic updates may be provided. A credit estimate is generally confidential. Credit estimates are expressed using Standard & Poor's traditional credit rating symbols, but in lower case (e.g., 'bbb').

B. Credit Assessments

104. A credit assessment is an indicator of Standard & Poor's opinion of creditworthiness that may be expressed in descriptive terms, a broad rating category or with the addition of a plus (+) or minus (-) sign to indicate relative strength within the category. It reflects our view of the general credit strengths and weaknesses of an issuer, obligor, a proposed financing structure, or elements of such structures. It may also pertain to limited credit matters or carve out certain elements of a credit that would ordinarily be taken into account in a credit rating. A credit assessment usually represents a point-in-time evaluation and Standard & Poor's generally does not maintain ongoing surveillance of credit assessments. A credit assessment is generally confidential. Credit assessments are expressed using Standard & Poor's traditional credit rating symbols, but in lower case (e.g., 'bbb').

VII. OTHER IDENTIFIERS

A. Active Identifiers

105. Standard & Poor's currently uses seven other identifiers. These words or symbols provide additional information but do not change the definition of a rating or our opinion about the issue's or issuer's creditworthiness. The identifiers are often required by regulation.

Unsolicited: 'unsolicited' and 'u' identifier

106. The 'u' identifier and 'unsolicited' designation are unsolicited credit ratings assigned at the initiative of Standard & Poor's and not at the request of the issuer or its agents.

Structured finance: 'sf' identifier

107. The 'sf' identifier shall be assigned to ratings on "structured finance instruments" when required to comply with applicable law or regulatory requirement or when Standard & Poor's believes it appropriate. The addition of the 'sf' identifier to a rating does not change that rating's definition or our opinion about the issue's creditworthiness. For detailed information on the instruments assigned the 'sf' identifier, please see "S&P Announces Changes To The List Of Instruments Carrying The Structured Finance Identifier " in Section VIII, "Related Research."

Japan: 'JR' identifier

108. The 'JR' identifier is assigned to all issues and issuers ratings assigned by either Standard & Poor's Ratings Japan K.K. or Nippon Standard & Poor's K.K., each of which is a registered credit rating agency in Japan, as ratings registered under the Japanese regulation. The addition of the identifier does not change the definition of that rating or our opinion about the issue's or issuer's creditworthiness.

European Union: 'EU' identifier

109. Standard & Poor's assigns the 'EU' identifier to global scale ratings assigned by Standard & Poor's rating entities (or branches thereof) regulated in the European Union. The addition of the 'EU' identifier to a rating does not change that rating's definition or our opinion about the issue's or issuer's creditworthiness.

European Endorsed: 'EE' identifier

110. Standard & Poor's assigns the 'EE' identifier to global scale ratings assigned by Standard & Poor's rating entities established outside the European Union which are endorsed by a Standard & Poor's rating entity regulated in the European Union. The addition of the 'EE' identifier to a rating does not change that rating's definition or our opinion about the issue's or issuer's creditworthiness.

Nippon KK: 'XN' identifier

111. Nippon Standard & Poor's K.K. (Nippon KK) assigns the 'XN' identifier to credit ratings assigned by Nippon KK. Nippon KK is not a Nationally Recognized Statistical Rating Organization. The addition of the 'XN' identifier to a rating does not change that rating's definition or our opinion about the issue's or issuer's creditworthiness.

Under criteria observation 'UCO' identifier

112. The 'UCO' identifier may (or shall, if an EU regulatory requirement) be assigned to credit ratings under review as a result of a criteria revision. The addition of the 'UCO' identifier to a rating does not change that rating's definition or our opinion about the issue's or issuer's creditworthiness.

B. Inactive Identifiers

113. Inactive identifiers are no longer applied or outstanding.

1. European Endorsement : 'EX' identifier

114. Standard & Poor's provisionally assigned the 'EX' identifier during a transitional period ending on April 30, 2012, to global scale ratings assigned by Standard & Poor's rating entities established in jurisdictions outside the European Union (EU) that were not recognized by EU regulators as endorsable, but which nevertheless were recognized for certain EU regulatory purposes. Before the transitional period ended, Standard & Poor's replaced the 'EX' identifier on certain ratings with 'EE' identifiers following determinations by EU regulators that such ratings were endorsable. However, following the end of the transitional period, any ratings still bearing the 'EX' identifiers are no longer recognized for certain EU regulatory purposes. With certain exceptions, Standard & Poor's no longer assigns the 'EX' identifier and may remove the 'EX' identifier from existing ratings. The addition, or lack, of the 'EX' identifier to a rating does not change the definition of that rating. Discontinued use in June 2012.

VIII. RELATED RESEARCH

- National And Regional Scale Credit Ratings, Sept. 22, 2014
- S&P Announces Changes To The List Of Instruments Carrying The Structured Finance Identifier, March 21, 2014
- Principles Of Credit Ratings, Feb. 16, 2011
- The Time Dimension of Standard & Poor's Ratings, Sept. 22, 2010
- Methodology: Credit Stability Criteria, May 3, 2010
- Understanding Standard & Poor's Ratings Definitions, June 3, 2009

IX. CONTACT INFORMATION

Table 37

Criteria Group Contacts				
Contact	**Role**	**Location**	**Telephone**	**E-Mail**
John Scowcroft	Chief Credit Officer	New York	(1) 212-438-1098	John.scowcroft@standardandpoors.com
Felix Herrera	Global Criteria Officer - Structured Finance	New York	(1) 212-438-2485	Felix.herrera@standardandpoors.com
Mark Puccia	Global Criteria Officer – Corporate and Government Ratings	New York	(1) 212-438-7233	Mark.puccia@standardandpoors.com
Lapo Guadagnuolo	Chief Credit Officer - Europe, Middle East Africa	London	(44) 20-7176-3507	Lapo.guadagnuolo@standardandpoors.com
Peter Eastham	Chief Credit Officer - Asia Pacific	Melbourne	(61) 3-9631-2184	Peter.eastham@standardandpoors.com
Laura Feinland Katz	Senior Criteria Officer	New York	(1) 212-438-7893	Laura.feinland.katz@standardandpoors.com

RatingsDirect®

General Criteria:

National And Regional Scale Credit Ratings

Primary Contact:
Laura J Feinland Katz, CFA, Criteria Officer, Emerging Markets, New York (1) 212-438-7893;
laura.feinland.katz@standardandpoors.com

Secondary Contacts, EMEA:
Mohamed Damak, Financial Services, Paris 33144207320; mohamed.damak@standardandpoors.com
Peter Kernan, Criteria Officer, Corporate Ratings, London (44) 20-7176-3618;
peter.kernan@standardandpoors.com
Claire K Robert, Criteria Officer, Structured Finance, Paris (33) 1-4420-6681;
claire.robert@standardandpoors.com
Lapo Guadagnuolo, Chief Credit Officer - Structured Finance, London (44) 20-7176-3507;
lapo.guadagnuolo@standardandpoors.com

Secondary Contacts, Americas/Latin America:
Sergio A Garibian, Financial Services, Buenos Aires (54) 114-891-2119;
sergio.garibian@standardandpoors.com
Felix E Herrera, CFA, Chief Credit Officer--Structured Finance, New York (1) 212-438-2485;
felix.herrera@standardandpoors.com

Secondary Contacts, Asia-Pacific:
Mehul P Sukkawala, CFA, Corporate Ratings, Singapore (65) 6239-6337;
mehul.sukkawala@standardandpoors.com
Andrew D Palmer, Criteria Officer, Melbourne (61) 3-9631-2052;
andrew.palmer@standardandpoors.com

Table Of Contents

Table Of Contents (cont.)

National And Regional Scale Credit Ratings

*(**Editor's Note:** We republished this criteria article following our periodic review completed on Sept. 15, 2015, to reflect minor changes that did not affect the substance of the criteria and to update the authors. We also removed outdated sections that previously appeared in paragraphs 8-11 related to the initial publication of our criteria, which were no longer relevant. These criteria fully supersede the article titled "Understanding National Rating Scales," published April 14, 2005.)*

1. Standard & Poor's Ratings Services is updating its criteria for assigning national and regional scale credit ratings. We are publishing this article to help market participants better understand our approach to assigning issuer and issue credit ratings using our national and regional credit rating scales. This article is related to our criteria article "Principles Of Credit Ratings," which we published on Feb. 16, 2011, and "Standard & Poor's Ratings Definitions," which we published on Nov. 20, 2014. These criteria fully supersede the article "Understanding National Rating Scales," published April 14, 2005. Concurrently with this article, we are publishing our mapping tables, which show the correspondence between global scale credit ratings and national scale credit ratings (see "Standard & Poor's National And Regional Scale Mapping Tables," published Jan. 19, 2016). These mapping tables are published and updated periodically as necessary, as described in the section, "National Scale Design And Calibration."

SCOPE OF THE CRITERIA

2. This methodology applies to all national scale credit ratings except Japanese SME ratings (small and medium-size enterprises), and Canadian national scale ratings. These criteria do not supersede country-specific issue rating criteria. See "Related Criteria And Research," which lists the country-specific issue rating criteria. Ratings on in-scope scales are denoted with a market-specific prefix, with the exception of the Nordic regional scale, which has a unique symbology (K-scale).

SUMMARY OF THE CRITERIA

3. This article updates our criteria for assigning national and regional scale credit ratings (both referred to here as "national scale credit ratings"). We assign national scale credit ratings in a number of jurisdictions and regions. This article describes the principles underpinning such ratings, explains how they are different from global scale credit ratings, details how mapping tables between national and global scale ratings are designed and calibrated, and explains how we determine national scale credit ratings.

4. Standard & Poor's national scale credit ratings are an opinion of an obligor's creditworthiness (issuer, corporate, or counterparty credit rating) or overall capacity to meet specific financial obligations (issue credit rating) relative to other issuers and issues in a given country. National scale credit ratings provide a rank ordering of credit risk within the country. We will refer to both "country" or "region" as "country" in this context. We may assign national scale ratings to entities residing in the country, as well as non-domestic entities issuing debt in a given national scale market.

5. To determine the national scale credit rating, we use criteria that are identical to, or consistent with, our global scale

criteria. We typically first determine our view of creditworthiness on the global scale (see note at the end of this article), and then use mapping tables, which show the relationship between global and national scales, to determine a national scale credit rating. For some countries, we also publish specific criteria for national scale credit ratings. Country-specific national scale criteria provides additional guidance to determine the finer distinctions between credit quality on the national scale.

6. To determine the national scale issue credit rating for corporate and government issuers, we first determine the national scale issuer credit rating (ICR) and then potentially notch up or down for subordination (the relative position in bankruptcy) or for expected recovery (recovery given default). If we also notch down the global scale issue rating for differentiated default risk, such as in the case of equity hybrid capital instruments, we first determine the global scale rating that corresponds to our view of the default risk for the instrument, then we map that preliminary result to the national scale rating, and then we notch down on the national scale for subordination features.

7. For structured finance issues, we determine national scale issue credit ratings by first determining the global scale issue rating and then using the mapping tables or country-specific national scale criteria as per paragraph 5, above.

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METHODOLOGY

National Scale Credit Rating Principles, Definitions, And Symbols

12. National scale credit ratings are calibrated to provide finer distinction of relative credit risk within a country than is possible with global scale credit ratings. Unlike the latter, which are comparable across all regions, national scale credit ratings provide a rank ordering of credit risk within the country only. Because the focus is on credit quality within a single country, national scale credit ratings are not comparable between countries. In addition, national scale ratings may be changed more often, including multi-notch rating adjustments, and be more volatile than global scale ratings because a one- or two-notch change in a global scale rating may map to a multiple-notch change for the national scale rating.

13. Standard & Poor's national scale credit ratings are an opinion of an obligor's creditworthiness (issuer, corporate, or counterparty credit rating) or overall capacity to meet specific financial obligations (issue credit rating) relative to other issuers and issues in a given country. National scale credit ratings provide a rank ordering of credit risk within the country. We may assign national scale ratings to entities residing in the country or to non-domestic entities issuing in a given national scale market.

14. Standard & Poor's also assigns regional scale credit ratings for certain groups of countries. Regional scales include the

Association of Southeast Asian Nations (ASEAN), Greater China, and the Gulf Cooperation Council region. Regional scale credit ratings have the same attributes as national scale credit ratings in that neither is comparable to other regional or national scales, and they represent a relative rank order of creditworthiness within the region. The definitions also are the same except that "national" is replaced with "regional."

15. National scale credit rating definitions are similar to global scale credit rating definitions but are generally expressed in terms relative to other national scale issuers or obligations, except for three rating levels that are not relative: 'R' (regulatory intervention), 'SD' (selective default), and 'D' (default). For example, the general 'xxAAA' national scale long-term issue rating definition is, "An obligation rated 'xxAAA' has the highest credit rating assigned on Standard & Poor's national scale. The obligor's capacity to meet its financial commitments on the obligation, relative to other national obligors, is extremely strong." Most national scales use an identical set of credit rating definitions. (See "Standard & Poor's Ratings Definitions," published Nov. 20, 2014, for national scale rating definitions.)

16. National scale credit ratings use Standard & Poor's global credit rating symbols, including pluses and minuses, with the addition of a two-letter, lower-case prefix to denote the country, except for Nordic regional scale credit ratings, which have a unique symbology (K-scale). For example, the Brazil national scale uses the prefix 'br', as in 'brAAA' or 'brBBB'. National scale credit ratings can be assigned for both long- and short-term issues, and we can assign long- and short-term issuer credit ratings. We will use CreditWatch in the same manner as we do for global scale ratings. National scale credit ratings can include the use of outlooks. In addition, national scale credit ratings may use pluses and minuses from 'xxAA' to 'xxCCC'. (See "Standard & Poor's Ratings Definitions" for a list of country prefixes, the scale name, and the associated country [or countries for regional scales].)

National Scale Design And Calibration

17. The guiding principle for national scale calibration is to provide finer distinctions among issuer and issue credit quality than is possible with the global rating scale. This is because in some countries, sovereign and country risk may constrain credit quality on the global scale to a limited number of rating categories, whereas the national scale allows us to communicate our views on finer distinctions in credit quality. Thus, national scale design begins with an assessment of credit quality within a given country. For example, if we expect almost all of the entities in a country to receive a global scale local currency credit rating of 'BBB-' or lower, we would assign those entities the national scale credit rating of 'xxAAA' along with the global scale credit rating of 'BBB-'. After we have determined the mapping correspondence between the highest national scale credit rating and the global rating scale, we then determine the rest of the rating scale based on our expectations of each entity's credit quality within the country.

18. The highest national scale credit rating is often the sovereign local currency credit rating, but this is not always the case. If some entities' credit ratings exceed the sovereign credit rating on the global scale, the sovereign national scale rating may well be below 'xxAAA', and the non-sovereigns whose credit ratings exceed the sovereign credit rating may be rated up to 'xxAAA'.

19. In constructing our mapping tables, we have certain guidelines for the top and bottom of the rating scale. We generally require a minimum global scale rating of 'BB-' to map to a national scale rating of 'xxAAA', although most individual

scales have higher global scale "anchor" points for the 'xxAAA' rating. We expect the mapping tables to converge between global and national scale ratings at the low end of the scale, meaning that a 'CCC+' global scale credit rating will generally equal a 'xxBB+' or lower national scale credit rating, a 'CC' global scale credit rating will equal a 'xxCC' national scale credit rating, and a 'D' or 'SD' credit rating indicates default on both global and national scales.

20. We may recalibrate the national scale from time to time to provide credit quality distinctions, such as if a national scale exhibits rating "compression" (a large proportion of ratings clustered among two or three rating levels), indicating changing credit quality. For example, compression at either end of the national rating scale may suggest that the scale does not provide enough credit quality distinction.

21. We may also recalibrate the scale when we change a sovereign credit rating, especially if through a multi-notch adjustment; when general credit conditions change, for example because of changing country risk for non-sovereigns; or if we change the global scale credit rating definitions.

Using Mapping Tables To Assign National Scale Credit Ratings

22. National scales are designed to provide greater distinction of credit risk within a country than is possible with a global scale. For example, two issuers in the same country may be assigned a global scale 'BB' credit rating, but their national scale credit ratings could be different, indicating their relative credit risk within the country. We express the relationship between global and national scale credit ratings using mapping tables.

23. The mapping defines the relationship between the global and national scale credit ratings. Mapping tables typically map each global scale credit rating to up to four national scale credit rating choices. For example, if an issuer is assigned a 'BB' global scale credit rating, the national scale credit rating options may be 'xxAA', 'xxAA-', or 'xxA+'. If a sovereign credit rating is very low and most or all the non-sovereign global scale ratings are also very low (because of constraints for sovereign and country risk), it may be beneficial to have more notches to better distinguish creditworthiness on the national scale.

24. Each mapping table is specific to a given country (national scales) or region (regional scales), and national scale ratings on different scales cannot be compared to each other without the respective mapping tables. For example, the global scale mapping for a 'brAAA' may be different from that of a 'mxAAA' or 'zaAAA'. (See the section titled "National Scale Design And Calibration," above, for details.)

25. Mapping tables are published and updated as necessary. Please see "Standard & Poor's National And Regional Scale Mapping Tables," published Jan. 19, 2016, for national scale mapping tables that are current as of the date of this criteria. A hypothetical example of a national scale mapping is shown in the table.

Hypothetical National Scale Mapping		
Global scale long-term local currency rating	**National scale long-term rating**	**National scale short-term rating**
BBB and higher	xxAAA	xxA-1
BBB-	xxAAA, xxAA+	xxA-1
BB+	xxAA+, xxAA	xxA-1
BB	xxAA, xxAA-, xxA+	xxA-1

Hypothetical National Scale Mapping (cont.)		
BB-	xxA+, xxA, xxA-	xxA-1, xxA-2
B+	xxA-, xxBBB+	xxA-2, xxA-3
B	xxBBB+, xxBBB	xxA-3
B-	xxBBB, xxBBB-	xxA-3
CCC+	xxBB+, xxBB, xxBB-	xxB
CCC	xxB+, xxB, xxB-	xxB
CCC-	xxCCC+, xxCCC, xxCCC-	xxC
CC	xxCC	xxC
C	xxC	xxC
R	R	R
SD	SD	SD
D	D	D

Note: For corporate and government entities (except project finance), mappings are for issuer credit ratings, and issue ratings may be notched incrementally on the national scale for subordination (ranking) or our expectations for post-default recovery. As a result, the national scale issue credit rating may not be in line with the global scale issue credit rating. R--Regulatory supervision. SD--Selective default. D--Default.

26. For issuers that have both foreign and local currency ICRs, we use the global scale local currency ICR as the reference point in the mapping tables to determine the national scale ICR. The global scale foreign currency issue credit rating is the reference point for issue-level ratings in foreign currency, as discussed in paragraph 35.

Assigning the national scale credit rating

27. To determine the national scale credit rating, we use criteria that are identical to, or consistent with, our global scale criteria. For corporate and government ratings, we follow the steps below:

- We first determine the global scale local currency credit rating; and
- We then use the mapping tables to determine a national scale credit rating. When two or more outcomes are possible, we first consider the outlook on the global scale rating. Additional considerations include: whether the entity is a relatively stronger or weaker credit within its global scale credit rating category, for example, using a rank ordering of entities in the same global scale credit rating category within the entity's sector in the country (i.e., among domestic corporate ratings, or among domestic financial institution ratings); or a rank ordering of entities with the same global scale credit rating globally within the industry (for example, among global rated steel companies, or among global rated sovereigns). For sectors where we use the mappings to assign the national scale ICR, there are further steps to determine the national scale issue credit rating, as explained in "The Impact Of Subordination, Recovery, And Differentiated Default Risk," below.

28. For structured finance, we determine the national scale issue credit rating using one of two methods. We use the country-specific national scale issue criteria, such as "Rating Mexican Residential Mortgage-Backed Securities," published on June 7, 2012, or if we do not have country-specific criteria, we follow the two steps below:

- First, we determine the global scale issue credit rating; and
- We then use the mapping tables to determine a national scale issue credit rating. To choose which national scale credit rating when two or more options are available, we consider whether a security is relatively stronger or weaker than others within the global scale credit rating category, for example, by considering the credit enhancements available relative to our loss projections at a particular global scale rating.

The Impact Of Subordination, Recovery, And Differentiated Default Risk

29. In the absence of country-specific issue rating criteria, we apply the two sections below to determine the national scale issue credit rating.

Subordination/recovery

30. We use notching to reflect an issue's subordination relative to other debt issues, or to reflect our recovery expectations in the event of a default.

31. The national scale ICR is the starting point for determining such notching. We will typically notch up or down one or two notches from the national scale ICR, according to the number of notches we would notch from the global scale ICR, if we were rating such an issue on the global scale. Therefore, the national scale issue credit rating, when compared with a global scale issue credit rating on the same issue, may not correspond to the rating in the mapping table.

32. For example, if our global scale criteria calls for one notch down for issue credit rating subordination for an issuer with an ICR of 'BBB-' or higher, and two notches down for subordination for an ICR of 'BB+' or lower, we would notch down one from a national scale ICR that corresponds to a global scale ICR of 'BBB-' or higher, and notch down two from a national scale ICR that corresponds to a global scale ICR of 'BB+' or lower.

33. Because we use subordination notching to indicate priority among creditors, national scale issue credit ratings typically remain within one or two notches from the national scale ICR, similar to the typical notching range between global scale issuer and issue credit ratings.

Notching for hybrid capital instruments: Differentiated default risk

34. We also notch the national scale issue credit rating for differentiated default risk, such as in the case of equity hybrid capital instruments (e.g., preferred stock and certain subordinated instruments). First, we establish on the global scale the rating level that reflects the default risk of the instrument. Second, we use this rating level on the global scale to map to the indicative national scale rating. Third, we apply incremental notches down from the indicative national scale rating for subordination, as determined in paragraphs 30 through 33. In some cases, as per our hybrid capital criteria, the global scale hybrid capital issue credit rating is set to 'CCC', in which case the national scale credit rating would be set at the rating level that maps to a global scale rating of 'CCC'.

National Scale Issue Credit Ratings: Foreign Currency

35. Historically, for most national scales, the rated debt issues have been primarily local currency issues. However, in increasingly integrated global capital markets and with expanding investment options for local institutional investors, we have seen increased interest in the use of national scales for non-domestic currency issues. To rate a foreign currency issue on the national scale, we first establish on the global scale the rating level corresponding to the global scale foreign currency default risk of the instrument. Second, we use this rating level on the global scale to map to the indicative national scale rating. Third, we notch up or down from the indicative national scale rating if the instrument has subordination or recovery characteristics. In this way, we therefore take into account transfer and convertibility

constraints, if any. As a clarification of the reference point for the first step, the "rating level corresponding to the foreign currency default risk" will typically be, for most corporate and government issuers, the foreign currency issuer credit rating. In the case of hybrid capital instruments, there may be a differentiated default risk (as per paragraph 34). We would then apply incremental notching, if relevant, to rate the instrument, as per paragraphs 30 to 33. For project finance and securitizations, the first step will apply to the global scale foreign currency issue credit rating, which is mapped to the national scale as in step two, and the third step (notching for subordination or recovery) is not relevant for those sectors.

Note

36. In this document, we may refer to the determination of creditworthiness on the global scale as a "global scale rating." Such determination includes any rating analysis performed for internal purposes and not released publicly. As described in Standard & Poor's Glossary with respect to Ratings Services' policies, an internal confidential unsolicited credit rating is a credit rating that is used solely for internal purposes as a component of another credit rating and is not made public. An internal confidential unsolicited credit rating is neither a type of Confidential Credit Rating nor an unsolicited credit rating.

The authors wish to thank Cathy Daicoff for her invaluable contributions to these criteria.

RELATED CRITERIA AND RESEARCH

Related criteria
- Standard & Poor's National And Regional Scale Mapping Tables, Jan. 19, 2016
- Standard & Poor's Ratings Definitions, Nov. 20, 2014
- Methodology For Applying Recovery Ratings To National Scale Issue Ratings, Sept. 22, 2014
- Bank Hybrid Capital And Nondeferrable Subordinated Debt Methodology And Assumptions, Sept. 18, 2014
- Use Of 'C' And 'D' Issue Credit Ratings For Hybrid Capital And Payment-In-Kind Instruments, Oct. 24, 2013
- Criteria For Determining Transfer And Convertibility Assessments, May 18, 2009
- Hybrid Capital Handbook: September 2008 Edition, Sept. 15, 2008

Country-specific rating criteria
- Methodology And Assumptions For Rating Mexican Tax Participation And Local Revenue Future Flow Transactions, Nov. 6, 2015
- Standard & Poor's Maalot (Israel) National Scale: Methodology For Nonfinancial Corporate Issue Ratings, Sept. 22, 2014
- Methodology For Deriving Assumptions For Mexican Interest Rate Curves, Dec. 31, 2013
- Methodology And Assumptions For Rating Mexican Trade Receivables ABS Transactions, Dec. 10, 2012
- Rating Mexican Residential Mortgage-Backed Securities, June 7, 2012
- Methodology And Assumptions: Rating Mexican Residential Mortgage-Backed Securities, June 7, 2012
- Methodology And Assumptions For Primary Mortgage Insurance In Mexican RMBS, June 17, 2010
- Methodology And Assumptions For Rating Brazilian Residential Mortgage-Backed Securities, Jan. 14, 2010
- Methodology And Assumptions For Rating Construction Loan Securitizations In Mexico, Oct. 6, 2009
- Methodology And Assumptions For Rating Brazilian Trade Receivables Securitizations, May 13, 2009

- Methodology And Assumptions For Rating Brazilian Electric Power Receivables Future Flow Securitizations, Feb. 5, 2009
- LEVELS Mexico Estimates The Risk Of Defaults And Recoveries For Mexican RMBS, Jan. 20, 2009
- Securitization In Latin America: Rating Criteria For Argentine Mortgage-Backed Securities, Sept. 1, 2004
- Legal Issues in Mexican Asset-Backed Securitizations, May 27, 2004

These criteria represent the specific application of fundamental principles that define credit risk and ratings opinions. Their use is determined by issuer- or issue-specific attributes as well as Standard & Poor's Ratings Services' assessment of the credit and, if applicable, structural risks for a given issuer or issue rating. Methodology and assumptions may change from time to time as a result of market and economic conditions, issuer- or issue-specific factors, or new empirical evidence that would affect our credit judgment.

RatingsDirect®

General Criteria:

Standard & Poor's National And Regional Scale Mapping Tables

Primary Contact:
Laura J Feinland Katz, CFA, Senior Criteria Officer, New York (1) 212-438-7893;
laura.feinland.katz@standardandpoors.com

Secondary Contacts, EMEA:
Mohamed Damak, Financial Services, Dubai (971) 4-372-7153;
mohamed.damak@standardandpoors.com
Peter Kernan, Criteria Officer, Corporate Ratings, London (44) 20-7176-3618;
peter.kernan@standardandpoors.com
Claire K Robert, Criteria Officer, Structured Finance, Paris (33) 1-4420-6681;
claire.robert@standardandpoors.com
Lapo Guadagnuolo, Senior Criteria Officer, London (44) 20-7176-3507;
lapo.guadagnuolo@standardandpoors.com

Secondary Contacts, Americas/Latin America:
Sergio A Garibian, Financial Services, Sao Paulo (54) 114-891-2119;
sergio.garibian@standardandpoors.com
Felix E Herrera, CFA, Senior Criteria Officer, New York (1) 212-438-2485;
felix.herrera@standardandpoors.com

Secondary Contacts, Asia-Pacific:
Mehul P Sukkawala, CFA, Corporate Ratings, Singapore (65) 6239-6337;
mehul.sukkawala@standardandpoors.com
Andrew D Palmer, Criteria Officer, Melbourne (61) 3-9631-2052;
andrew.palmer@standardandpoors.com

Table Of Contents

Table Of Contents (cont.)

APPENDIX

Summary Of Changes To The Mapping Tables

RELATED CRITERIA AND RESEARCH

General Criteria:

Standard & Poor's National And Regional Scale Mapping Tables

*(**Editor's Note:** This article fully supersedes "Standard & Poor's National And Regional Scale Mapping Tables," published Sept. 30, 2014. This update includes more detailed mapping tables for ASEAN, Greater China, and Israel; adds short-term rating mappings for Argentina; and includes a recalibration of the South Africa national scale. See the Appendix for a description of these changes.)*

SUMMARY OF THE CRITERIA

1. Standard & Poor's Ratings Services is revising the mapping guidelines for our national and regional credit rating scales corresponding to the global rating scale. This article fully supersedes "Standard & Poor's National And Regional Scale Mapping Tables," published Sept. 30, 2014, on RatingsDirect.

2. National and regional scale ratings express relative opinions about the creditworthiness of an issuer or the credit quality of an individual debt issue within the universe of credit risk on the national scale. National scale ratings are not directly comparable with Standard & Poor's global scale ratings or with national scale ratings for other countries. National scale credit ratings generally include a prefix to denote the country (such as 'mx' for Mexico or 'ru' for Russia) and to distinguish them from global scale ratings and other national scales. On certain national scales, we have only long-term ratings.

3. Standard & Poor's may make adjustments to these mapping guidelines at any time in accordance with our criteria. For example, we may make adjustments to mapping guidelines following a material change in sovereign risk so the national scale would continue to provide adequate differentiation of credit risk among local issuers and debt issues.

IMPACT ON OUTSTANDING RATINGS

4. We expect less than 1% of our national scale ratings to be affected as a result of these updated criteria. We currently expect to change ratings on fewer than five entities, including potential upgrades as a result of the South Africa national scale recalibration, and potential changes to ratings on the Israel (Maalot) national scale resulting from the removal of "+" and "-" from the 'ilB' and 'ilCCC' categories. The Israel-related changes do not indicate a change in relative credit quality among national scale issuers.

EFFECTIVE DATE

5. These mapping tables are effective immediately, except for those markets that require prior notification to and/or registration by the local regulator, where the criteria will become effective when so notified by Standard & Poor's and/or registered by the regulator.

Table 1

National And Regional Scale Mapping Tables In This Article		
Scale Name	**Prefix**	**Countries**
Argentina National Scale	ra	Argentina
ASEAN Regional Scale	ax	Association of Southeast Asian Nations: Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand, Vietnam
Brazil National Scale	br	Brazil
Greater China Regional Scale	cn	China, Hong Kong, Macau, and Taiwan
Gulf Cooperation Council Regional Scale	gc	Bahrain, Kuwait, Oman, Qatar, Saudia Arabia, United Arab Emirates
Israel (Maalot) National Scale	il	Israel
Kazakhstan National Scale	kz	Kazakhstan
Mexico (CaVal) National Scale	mx	Mexico
Nigeria National Scale	ng	Nigeria
Nordic Regional Scale	None	Denmark, Finland, Sweden
Russia National Scale	ru	Russia
South Africa National Scale	za	South Africa
Taiwan Ratings National Scale	tw	Taiwan
Turkey National Scale	tr	Turkey
Ukraine National Scale	ua	Ukraine
Uruguay National Scale	uy	Uruguay

Table 2

Argentina Mapping Table		
Global scale long-term local currency rating	**National scale long-term rating**	**National scale short-term rating**
BB- and above	raAAA	raA-1+
B+	raAA+, raAA	raA-1+
B	raAA-	raA-1+
B	raA+, raA	raA-1
B-	raA-, raBBB+, raBBB	raA-2
B-	raBBB-	raA-3
CCC+	raBB+, raBB, raBB-, raB+	raB
CCC	raB+, raB, raB-	raB
CCC-	raCCC+, raCCC, raCCC-	raC
CC	raCC	raC
C	raC	raC
R	R	R
SD	SD	SD
D	D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 3

ASEAN Mapping Table			
--Global scale--		--Regional scale--	
Long-term local currency rating	Oulook	Long-term rating	Short-term rating
A+ and above	Any	axAAA	axA-1+
A	Positive, Stable	axAAA	axA-1+
A	Negative, Developing	axAA+	axA-1
A-	Positive	axAA+	axA-1
A-	Stable, Developing	axAA	axA-1
A-	Negative	axAA-	axA-1
BBB+	Positive	axAA-	axA-1
BBB+	Stable, Developing, Negative	axA+	axA-1
BBB	Positive	axA+	axA-1
BBB	Stable, Developing	axA	axA-2
BBB	Negative	axA-	axA-2
BBB-	Positive, Stable, Developing	axA-	axA-2
BBB-	Negative	axBBB+	axA-2
BB+	Positive, Stable, Developing	axBBB+	axA-2
BB+	Negative	axBBB	axA-3
BB	Positive	axBBB	axA-3
BB	Stable, Developing	axBBB-	axA-3
BB	Negative	axBB+	axB
BB-	Positive, Stable, Developing	axBB+	axB
BB-	Negative	axBB	axB
B+	Positive, Stable, Developing	axBB	axB
B+	Negative	axBB-	axB
B	Positive, Stable, Developing	axBB-	axB
B	Negative	axB+	axB
B-	Positive	axB+	axB
B-	Stable, Developing	axB	axB
B-	Negative	axB-	axB
CCC+	Any	axCCC+	axC
CCC	Any	axCCC	axC
CCC-	Any	axCCC-	axC
CC	Any	axCC	axC
C	Any	axC	axC
R	--	R	R
SD	--	SD	SD
D	--	D	D

ASEAN--Association of Southeast Asian Nations. R--Regulatory supervision. SD--Selective default. D--Default.

Table 4

Brazil Mapping Table

Global scale long-term local currency rating	National scale long-term rating	National scale short-term rating
BBB and above	brAAA	brA-1+
BBB-	brAAA	brA-1+
BBB-	brAA+	brA-1
BB+	brAA+, brAA	brA-1
BB	brAA, brAA-, brA+	brA-1
BB-	brA+	brA-1, brA-2
BB-	brA, brA-	brA-2
B+	brBBB+	brA-2, brA-3
B+	brBBB, brBBB-	brA-3
B	brBBB-	brA-3
B	brBB+, brBB, brBB-	brB
B-	brB+	brB
B-	brB, brB-	brC
CCC+	brCCC+	brC
CCC	brCCC	brC
CCC-	brCCC-	brC
CC	brCC	brC
C	brC	brC
R	R	R
SD	SD	SD
D	D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 5

Greater China Mapping Table

--Global scale--		--Regional scale--	
Long-term local currency rating	Outlook	Long-term rating	Short-term rating
A+ and above	Any	cnAAA	cnA-1+
A	Positive	cnAAA	cnA-1+
A	Stable, Developing, Negative	cnAA+	cnA-1
A-	Positive	cnAA+	cnA-1
A-	Stable, Developing	cnAA	cnA-1
A-	Negative	cnAA-	cnA-1
BBB+	Positive	cnAA-	cnA-1
BBB+	Stable, Developing, Negative	cnA+	cnA-1
BBB	Positive	cnA+	cnA-1
BBB	Stable, Developing	cnA	cnA-2
BBB	Negative	cnA-	cnA-2
BBB-	Positive, Stable, Developing	cnA-	cnA-2
BBB-	Negative	cnBBB+	cnA-2
BB+	Positive, Stable, Developing	cnBBB+	cnA-2

Table 5

Greater China Mapping Table (cont.)			
BB+	Negative	cnBBB	cnA-3
BB	Positive	cnBBB	cnA-3
BB	Stable, Developing	cnBBB-	cnA-3
BB	Negative	cnBB+	cnB
BB-	Positive, Stable, Developing	cnBB+	cnB
BB-	Negative	cnBB	cnB
B+	Positive, Stable, Developing	cnBB	cnB
B+	Negative	cnBB-	cnB
B	Positive, Stable, Developing	cnBB-	cnB
B	Negative	cnB+	cnB
B-	Positive	cnB+	cnB
B-	Stable, Developing	cnB	cnB
B-	Negative	cnB-	cnB
CCC+	Any	cnCCC+	cnC
CCC	Any	cnCCC	cnC
CCC-	Any	cnCCC-	cnC
CC	Any	cnCC	cnC
C	Any	cnC	cnC
R	--	R	R
SD	--	SD	SD
D	--	D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 6

Gulf Cooperation Council Mapping Table		
Global scale long-term local currency rating	Regional scale long-term rating	Regional scale short-term rating
A- and above	gcAAA	gcA-1+
BBB+	gcAA+	gcA-1+
BBB	gcAA	gcA-1
BBB-	gcAA-	gcA-1
BB+	gcA+, gcA	gcA-2
BB	gcA-, gcBBB+	gcA-2
BB-	gcBBB, gcBBB-	gcA-3
B+	gcBB+, gcBB	gcB
B	gcBB-, gcB+	gcB
B-	gcB, gcB-	gcB
CCC+	gcCCC+	gcC
CCC	gcCCC	gcC
CCC-	gcCCC-	gcC
CC	gcCC	gcC
C	gcC	gcC
R	R	R
SD	SD	SD

Table 6

Gulf Cooperation Council Mapping Table (cont.)		
D	D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 7

Israel (Maalot) Mapping Table		
Global scale long-term local currency rating	**National scale long-term rating**	**National scale short-term rating**
A- and above	ilAAA	ilA-1+
BBB+	ilAAA, ilAA+	ilA-1+
BBB	ilAA+, ilAA	ilA-1+
BBB-	ilAA	ilA-1+
BBB-	ilAA-	ilA-1
BB+	ilAA-	ilA-1
BB	ilAA-, ilA+	ilA-1
BB-	ilA+, ilA	ilA-1
B+	ilA	ilA-1
B+	ilA-	ilA-2
B	ilA-, ilBBB+, ilBBB	ilA-2
B-	ilBBB, ilBBB-	ilA-3
CCC+	ilBB+, ilBB, ilBB-	ilB
CCC	ilB	ilB
CCC-	ilCCC	ilC
CC	ilCC	ilC
C	ilC	ilC
R	R	R
SD	SD	SD
D	D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 8

Kazakhstan Mapping Table	
Global scale long-term local currency rating	**National scale long-term rating**
BBB+ and above	kzAAA
BBB	kzAA+
BBB-	kzAA
BB+	kzAA-
BB	kzA+, kzA
BB-	kzA-, kzBBB+
B+	kzBBB, kzBBB-
B	kzBB+, kzBB
B-	kzBB, kzBB-, kzB+
CCC+	kzB, kzB-
CCC	kzCCC+
CCC-	kzCCC, kzCCC-

Table 8

Kazakhstan Mapping Table (cont.)	
CC	kzCC
C	kzC
R	R
SD	SD
D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 9

Mexico (CaVal) Mapping Table		
Global scale long-term local currency rating	National scale long-term rating	National scale short-term rating
BBB+ and above	mxAAA	mxA-1+
BBB	mxAAA, mxAA+	mxA-1+
BBB-	mxAA+, mxAA	mxA-1+
BB+	mxAA	mxA-1+
BB+	mxAA-	mxA-1+, mxA-1
BB+	mxA+	mxA-1
BB	mxA+	mxA-1
BB	mxA	mxA-1, mxA-2
BB-	mxA-, mxBBB+	mxA-2
B+	mxBBB	mxA-2, mxA-3
B+	mxBBB-	mxA-3
B	mxBBB-	mxA-3
B	mxBB+	mxB
B-	mxBB+, mxBB, mxBB-	mxB
CCC+	mxB+, mxB, mxB-	mxC
CCC	mxB-, mxCCC	mxC
CCC-	mxCCC	mxC
CC	mxCC	mxC
C	mxC	mxC
R	R	R
SD	SD	SD
D	D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 10

Nigeria Mapping Table		
Global scale long-term local currency rating	National scale long-term rating	National scale short-term rating
BB+ and above	ngAAA	ngA-1
BB	ngAA+	ngA-1
BB-	ngAA, ngAA-	ngA-1
B+	ngA+, ngA, ngA-	ngA-1, ngA-2
B	ngBBB+, ngBBB, ngBBB-	ngA-2, ngA-3
B-	ngBB+, ngBB	ngB

Table 10

Nigeria Mapping Table (cont.)		
CCC+	ngBB-, ngB+	ngB
CCC	ngB, ngB-, ngCCC+	ngC
CCC-	ngCCC, ngCCC-	ngC
CC	ngCC	ngC
C	ngC	ngC
R	R	R
SD	SD	SD
D	D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 11

Nordic Mapping Table

Global scale long-term local currency rating	Regional scale short-term rating
BBB+ and above	K-1
BBB	K-2
BBB-	K-3
BB+ to BB-	K-4
B+ to B-	K-5
CCC+ to C	K-6
SD	SD
D	D

SD--Selective default. D--Default.

Table 12

Russia Mapping Table

Global scale long-term local currency rating	National scale long-term rating
BBB- and above	ruAAA
BB+	ruAA+
BB	ruAA
BB-	ruAA-
B+	ruA+, ruA
B	ruA, ruA-, ruBBB+
B-	ruBBB, ruBBB-
CCC+	ruBB+, ruBB, ruBB-
CCC	ruB+, ruB, ruB-
CCC-	ruCCC+, ruCCC, ruCCC-
CC	ruCC
C	ruC
R	R
SD	SD
D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 13

South Africa Mapping Table

Global scale long-term local currency rating	National scale long-term rating	National scale short-term rating
BBB and above	zaAAA	zaA-1
BBB-	zaAA+, zaAA, zaAA-	zaA-1
BB+	zaA+	zaA-1
BB+	zaA	zaA-1, zaA-2
BB	zaA-, zaBBB+, zaBBB	zaA-2
BB-	zaBBB-	zaA-3
BB-	zaBB+	zaB
B+	zaBB, zaBB-	zaB
B	zaB+, zaB	zaB
B-	zaB-	zaB
CCC+	zaCCC+	zaC
CCC	zaCCC	zaC
CCC-	zaCCC-	zaC
CC	zaCC	zaC
C	zaC	zaC
R	R	R
SD	SD	SD
D	D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 14

Taiwan Mapping Table

Global scale long-term local currency rating	National scale long-term rating	National scale short-term rating
A+ and above	twAAA	twA-1+
A	twAAA, twAA+	twA-1+
A-	twAA+, twAA	twA-1+
BBB+	twAA	twA-1+
BBB+	twAA-	twA-1+, twA-1
BBB	twAA-	twA-1+, twA-1
BBB	twA+	twA-1
BBB-	twA+	twA-1
BBB-	twA	twA-1, twA-2
BB+	twA	twA-1, twA-2
BB+	twA-	twA-2
BB+	twBBB+	twA-2, twA-3
BB	twBBB+	twA-2, twA-3
BB	twBBB	twA-3
BB-	twBBB, twBBB-	twA-3
B+	twBBB-	twA-3
B+	twBB+, twBB	twB
B	twBB, twBB-, twB+	twB

Table 14

Taiwan Mapping Table (cont.)		
B-	twB+, twB	twB
B-	twB-	twB, twC
CCC+	twCCC+	twC
CCC	twCCC	twC
CCC-	twCCC-	twC
CC	twCC	twC
C	twC	twC
R	R	R
SD	SD	SD
D	D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 15

Turkey Mapping Table		
Global scale long-term local currency rating	National scale long-term rating	National scale short-term rating
BBB- and above	trAAA	trA-1
BB+	trAA+	trA-1
BB	trAA, trAA-	trA-1
BB-	trA+, trA	trA-1
B+	trA-, trBBB+	trA-2
B	trBBB, trBBB-	trA-3
B-	trBB+, trBB	trB
CCC+	trBB-, trB+	trB
CCC	trB, trB-, trCCC+	trC
CCC-	trCCC, trCCC-	trC
CC	trCC	trC
C	trC	trC
R	R	R
SD	SD	SD
D	D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 16

Ukraine Mapping Table	
Global scale long-term local currency rating	National scale long-term rating
BB and above	uaAAA
BB-	uaAA+, uaAA
B+	uaAA-, uaA+
B	uaA, uaA-, uaBBB+
B-	uaBBB, uaBBB-, uaBB+
CCC+	uaBB, uaBB-, uaB+, uaB
CCC	uaB-, uaCCC+, uaCCC
CCC-	uaCCC-

Table 16

Ukraine Mapping Table (cont.)	
CC	uaCC
C	uaC
R	R
SD	SD
D	D

R--Regulatory supervision. SD--Selective default. D--Default.

Table 17

Uruguay Mapping Table	
Global scale long-term local currency rating	**National scale long-term rating**
BBB- and above	uyAAA
BB+	uyAAA, uyAA+
BB	uyAA, uyAA-
BB-	uyA+, uyA, uyA-
B+	uyBBB+, uyBBB, uyBBB-
B	uyBB+, uyBB, uyBB-
B-	uyB+, uyB, uyB-
CCC+	uyCCC+
CCC	uyCCC
CCC-	uyCCC-
CC	uyCC
C	uyC
R	R
SD	SD
D	D

R--Regulatory supervision. SD--Selective default. D--Default.

APPENDIX

Summary Of Changes To The Mapping Tables

6. We have added more detail to the mapping tables for the regional scales for ASEAN (table 3) and Greater China (table 5), which now indicates how the national scale rating maps to a combination of the global scale credit rating and global scale rating outlook. This update provides additional transparency for these tables.

7. We have added more detail to the Israel (Maalot) mapping table (table 7), which now includes "+" and "-" for global scale rating categories and most national scale rating categories. This update provides additional transparency for this table. We no longer use "+" and "-" with national scale categories 'ilB' and 'ilCCC', given the relatively low global scale rating categories that map to these national scale ratings.

8. We have added short-term national scale mapping for Argentina (table 2) and Israel (table 7) to provide additional

transparency on how we arrive at short-term ratings on those scales.

9. We have recalibrated the South Africa national scale (table 13) in line with our view of the strongest credit quality in the local market (corresponding to 'BBB' global scale and above) being equalized with a 'zaAAA' rating. In addition, we adjusted the South Africa national scale short-term rating mappings such that long-term national scale ratings in the 'zaBB' and 'zaB' categories will now map to short-term ratings of 'zaB' (instead of the previous potential mappings of 'zaA-2' or 'zaA-3'), and long-term national scale ratings in the 'zaCCC+' category will now map only to a short-term rating of 'zaC' (instead of 'zaB' or 'zaC').

RELATED CRITERIA AND RESEARCH

Related Criteria

National And Regional Scale Credit Ratings, Sept. 22, 2014

Related Research

Standard & Poor's Ratings Definitions, Nov. 20, 2014

These criteria represent the specific application of fundamental principles that define credit risk and ratings opinions. Their use is determined by issuer- or issue-specific attributes as well as Standard & Poor's Ratings Services' assessment of the credit and, if applicable, structural risks for a given issuer or issue rating. Methodology and assumptions may change from time to time as a result of market and economic conditions, issuer- or issue-specific factors, or new empirical evidence that would affect our credit judgment.